**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

04043400

SEP 17 2004

1086

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**

## FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

| | |
|---|---|
| BV Financial, Inc. | 0001302387 |
| Exact Name of Registrant as Specified in Charter | Registrant CIK Number |
| Exhibit 99.1 to the Form SB-2 | 333-119083 |
| Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report) | SEC File Number, if available |

______________________________
Name of Person Filing the Document
(If Other than the Registrant)

## SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on September 17, 2004.

**BV FINANCIAL, INC.**

By: /s/ Edmund T. Leonard
Edmund T. Leonard
Chairman, Chief Financial Officer
and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
0512

September 9, 2004

Lori M. Beresford
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Re: BV Financial, Inc.
Incoming letter dated September 1, 2004

Dear Ms. Beresford:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the financial data only of Exhibit 99.1, Appraisal Report to Form S-1. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

# BV Financial, Inc.

# Conversion Valuation Appraisal

September 7, 2004

# Table of Contents
# BV Financial, Inc.
# Baltimore, Maryland

# List of Figures
# BV Financial, Inc.
# Baltimore, Maryland

# List of Exhibits
# BV Financial, Inc.
# Baltimore, Maryland

## Introduction

This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of BV Financial, Inc. (the "Company"), the holding company to be formed by Bay-Vanguard Federal Savings Bank in connection with the issuance of 45.00% of the outstanding common stock of the Company. Bay-Vanguard, M.H.C. will own the remainder of the common stock of BV Financial, Inc. after the stock issuance.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 45.00% of the stock will be offered to the public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $579 thousand at the midpoint,
- there will be an ESOP equal to 3.92% of the total value of the Company funded internally, amortized over 15 years straight-line,
- there will be a 1.96% MRP issued out of authorized but unissued shares, amortized over 5 years straight-line,
- the tax rate is assumed at 34.20%,
- the net proceeds will be invested at the three-year treasury rate of 3.16%, pre-tax, and
- the MHC will be capitalized with $50 thousand.

It is our understanding that the Company will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans, to Supplemental Eligible Account Holders of the Bank, and to Other Members. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended June 30, 2003 and June 30, 2004. We also reviewed the Bank's Application for Approval of Conversion including the Proxy Statement and the Company's Form MHC-2 registration statement as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and the Company (hereinafter, collectively referred to as "the Bank") and held due diligence related discussions with the Bank's management and board, Beard Miller Company LLP (the Bank's independent auditor), Sandler O'Neill & Partners, L.P. (the Bank's underwriter), and Muldoon Murphy Faucette & Aguggia LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

**Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.**

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

# 1. *Overview and Financial Analysis*

## GENERAL OVERVIEW

The Bank, after the Conversion, will be a federally chartered stock savings bank. As of June 30, 2004, the Bank had $97.7 million in total assets, $87.0 million in deposits, $72.2 million in net loans and $7.9 million in equity.

The following table shows the Bank's facilities as of June 30, 2004.

### FIGURE 1 – CURRENT FACILITIES LIST

| Address | Year Opened | Owned/Leased | Date of Lease Expiration | Net Book Value at June 30, 2004 (in thousands) |
|---|---|---|---|---|
| **Main Office** | | | | |
| 7114 North Point Road<br>Baltimore, MD 21219 | 1959 | Leased | 2009 | $111 |
| **Branches** | | | | |
| 1230 Light Street<br>Baltimore, MD 21230 | 1980 | Owned | | $111 |
| 1521 East Fort Avenue<br>Baltimore, MD 21219 | 1992 | Owned | | $76 |
| 7657 Arundel Mills Blvd<br>Hanover, MD 21076 | 2004 | Owned | | $1,988 |

Source: Offering Prospectus

## HISTORY

Bay-Vanguard Federal is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within our market area. The Bank attracts deposits from the general public and uses such funds to originate primarily one- to four family residential real estate loans. To a lesser extent, the Bank originates mobile home loans, construction loans, multi-family and commercial real estate loans and consumer loans. The Bank currently operates out of its main office in Baltimore, Maryland and three branch offices in Baltimore City and Baltimore and Anne Arundel Counties. At June 30, 2004, the Bank had total assets of $97.7 million, deposits of $87.0 million and total equity of $7.9 million.

## STRATEGIC DIRECTION

The Bank's mission is to operate and grow a profitable community-oriented financial institution serving primarily retail customers in our market area. The Bank plans to achieve this by executing its strategy of:

- continuing to emphasize the origination o f one- to four-family residential real estate loans; pursuing opportunities to increase multi-family and commercial real estate lending in our market area;
- continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio;
- providing exceptional service to attract and retain customers; and
- aggressively attracting core deposits.

## BALANCE SHEET TRENDS

The Bank's balance sheet increased by $23.5 million, or 31.62%, from $74.2 million at June 30, 2002 to $97.7 million at June 30, 2004.

Equity has increased $872 thousand, or 12.38%, from $7.0 million at June 30, 2002 to $7.9 million at June 30, 2004. The equity to assets ratio is currently 8.10%.

### FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Asset ($ in thousands)
$74,197
$84,892
$97,655
Assets
Equity
Jun-02
Jun-03
Jun-04
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Equity ($ in thousands)

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

**FIGURE 3 - KEY BALANCE SHEET DATA**

| Selected Financial Highlights | At June 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **$ in thousands** | | | |
| Assets | $ 97,655 | $ 84,892 | $ 74,197 |
| Securities held-to-maturity | 4,488 | 4,699 | 5,275 |
| Securities available-for-sale | 5,520 | 5,484 | 8,805 |
| Loans receivable, net | 72,249 | 60,456 | 52,278 |
| Cash and cash equivalents | 9,872 | 9,829 | 6,075 |
| Deposits | 87,011 | 75,602 | 65,484 |
| Total equity | $ 7,914 | $ 7,454 | $ 7,042 |

Source: Offering Prospectus

## FIGURE 4 - KEY RATIOS

| Selected Ratios and Other Data: | At June 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Performance Ratios:** | | | |
| Return on average assets | 0.59% | 0.50% | 0.56% |
| Return on average equity | 7.01 | 5.38 | 5.61 |
| Interest rate spread | 3.15 | 3.29 | 3.27 |
| Net interest margin | 3.35 | 3.58 | 3.53 |
| Noninterest expense to average assets | 2.54 | 2.50 | 2.66 |
| Efficiency ratio (operating expenses divided by the sum of net interest income and other income) | 72.13 | 67.53 | 76.94 |
| Average interest-earning assets to average interest-bearing liabilities | 108.79 | 110.15 | 113.91 |
| Average equity to average assets | 8.61 | 9.26 | 10.04 |
| **Capital Ratios:** | | | |
| Tangible capital | 8.12 | 8.68 | 9.45 |
| Core capital | 8.12 | 8.68 | 9.45 |
| Risk-base capital | 15.34 | 17.36 | 19.26 |
| **Asset Quality Ratios:** | | | |
| Allowance for loan losses to total loans | 0.39 | 0.41 | 0.47 |
| Allowance for loan losses to non-performing loans | 58.63 | 26.47 | 18.50 |
| Net charge offs to average loans outstanding | 0.03 | 0.57 | 0.13 |
| Nonperforming loans to total loans | 0.67 | 1.54 | 2.52 |
| Nonperforming assets to total assets | 0.57 | 1.21 | 1.86 |
| **Other Data:** | | | |
| Number of: | | | |
| Mortgage loans outstanding | 654 | 637 | 683 |
| Deposit accounts | 6,352 | 6,346 | 6,418 |
| Offices | 4 | 3 | 3 |

Source: Offering Prospectus

## LOAN PORTFOLIO

The Bank's loan portfolio has increased by $20.0 million from June 30, 2002 to June 30, 2004, and as a percent of assets, the loan portfolio has increased from 70.46% to 73.98%, respectively.

**FIGURE 5 - NET LOANS RECEIVABLE CHART**


$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Loans receivable, net
$ in thousands
$52,278
$60,456
$72,249
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets
Jun-02
Jun-03
Jun-04

Source: Offering Prospectus

The loan mix is predominately 1-4 family mortgage based. Mobile home loans account for 11.8% of the portfolio.

### FIGURE 6 - LOAN MIX AS OF JUNE 30, 2004 CHART


Multi-family and commercial 5.7%
Construction 7.8%
One-to four-family mortgage 73.5%
Mobile home 11.8%
Other Consumer 1.3%

Source: Offering Prospectus

The loan mix is predominately 1-4 family mortgage based. Mobile home loans account for 11.8% of the portfolio. The mix has shifted toward construction loans and away from mobile home loans.

### FIGURE 7 - LOAN MIX

| | At June 30, | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | Amount | Percent of Total | Amount | Percent of Total |
| Real estate: | | | | |
| One to four family | $ 54,821 | 73.50% | $ 45,331 | 73.51% |
| Multi family and commercial | 4,256 | 5.71% | 3,166 | 5.13% |
| Construction | 5,789 | 7.76% | 3,210 | 5.21% |
| Total real estate loans | 64,866 | 86.97% | 51,707 | 83.85% |
| Consumer loans: | | | | |
| Mobil home loans | 8,772 | 11.76% | 8,951 | 14.52% |
| Other consumer loans | 946 | 1.27% | 1,007 | 1.63% |
| Total consumer loans | 9,718 | 13.03% | 9,958 | 16.15% |
| Total gross loans | 74,584 | 100.00% | 61,665 | 100.00% |
| Less: | | | | |
| Loans in process | (1,848) | | (783) | |
| Deferred loan fees | (195) | | (174) | |
| Allowance for loan losses | (292) | | (252) | |
| Total loans, net | $ 72,249 | | $ 60,456 | |

Source: Offering Prospectus

## INVESTMENTS

The size of the securities portfolio remained relatively constant while the mix shifted toward investments and away from MBS.

### FIGURE 8 - SECURITIES CHART


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
($000's)
$10,086
$2,746
$7,340
$10,045
$1,392
$8,653
MBS
Investments
Jun-03
Jun-04

Source: Offering Prospectus

## INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table illustrates the Bank's investment portfolio.

### FIGURE 9 - INVESTMENT MIX

| | At June 30, | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | (In thousands) | | | |
| Securities held-to-maturity: | | | | |
| Obligations of the U.S. Treasury and U.S. government agencies | $ 4,004 | $ 3,940 | $ 3,758 | $ 3,808 |
| Mortgage-backed securities | 484 | 496 | 941 | 984 |
| Total securities held-to-maturity | 4,488 | 4,436 | 4,699 | 4,792 |
| Securities available for sale: | | | | |
| Obligations of the U.S. Treasury and U.S. government agencies | 2,022 | 1,994 | 1,011 | 1,039 |
| Marketable equity securities | 2,627 | 2,598 | 2,571 | 2,569 |
| Mortgage-backed securities | 908 | 928 | 1,805 | 1,876 |
| Total securities available for sale | 5,557 | 5,520 | 5,387 | 5,484 |
| Total securities | $ 10,045 | $ 9,956 | $ 10,086 | $ 10,276 |

Source: Offering Prospectus

## ASSET QUALITY

The Bank's level of nonperforming loans has decreased from $952 thousand at June 30, 2003 to $498 thousand at June 30, 2004. The nonperforming assets as a percentage of total assets also decreased.

### FIGURE 10 - ASSET QUALITY CHART


$952
1.21%
Nonperforming Loans
NPAs to Total Assets
$498
0.57%
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
NPLs
$ in thousands
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
NPAs to Pd End Assets
Jun-03
Jun-04

Source: Offering Prospectus

At June 30, 2004, the Bank's nonperforming loans to total loan ratio was 0.67% and the non-performing assets to total assets ratio was 0.57%.

**FIGURE 11 - NON-PERFORMING LOANS**

| | At June 30, 2004 | 2003 |
|---|---|---|
| | ($ in thousands) | |
| Non-accruing loans: | | |
| One-to four-family | $ 481 | $ 902 |
| Mobile home | 17 | 45 |
| Other consumer | - | 5 |
| Total | 498 | 952 |
| | | |
| Accruing loans past due 90 days or more | - | - |
| Real estate owned | - | 76 |
| Other repossessed assets | 61 | - |
| Total non-performing assets | $ 559 | $ 1,028 |
| | | |
| Total nonperforming loans to total loans | 0.67% | 1.54% |
| Total nonperforming loans to total assets | 0.51% | 1.12% |
| Total nonperforming assets to total assets | 0.57% | 1.21% |

Source: Offering Prospectus

The ALLL increased $40 thousand from June 30, 2003 to June 30, 2004. The Bank's ALLL to loans ratio decreased from 0.41% at June 30, 2003 to 0.39% at June 30, 2004.

**FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART**


$350
$300
$250
$200
$150
$100
$50
$0
ALLL
$ in thousands
$252
$292
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
ALLL to Loans
ALLL
ALLL to Total Loans
Jun-03
Jun-04

Source: Offering Prospectus

## FUNDING COMPOSITION

Deposits have increased from $60.5 million at June 30, 2003 to $72.2 million at June 30, 2004. The Bank has no outstanding borrowings.

### FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$ in thousands
$60,456
$0
$72,249
$0
Total Deposits
Borrowed Funds
Jun-03
Jun-04

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of June 30, 2004.

**FIGURE 14 - DEPOSIT MIX**


Noninterest bearing accounts 3%
Certificates of deposit 23%
Now and money market 46%
Savings accounts 28%

Source: Offering Prospectus

## ASSET/LIABILITY MANAGEMENT

The following chart depicts the Bank's net portfolio value ratio and sensitivity measure as calculated by the OTS at June 30, 2004 under all rate shocks.

### FIGURE 15 - NET PORTFOLIO VALUE

| At June 30, 2004 | | |
|---|---|---|
| | Net Portfolio Value | |
| Changes in Rate | Ratio | Change |
| +300 | 8.86% | -502 bps. |
| +200 | 10.63% | -325 bps. |
| +100 | 12.25% | -163 bps. |
| 0 | 13.89% | |
| -100 | 14.93% | -105 bps. |

Source: Offering Prospectus

## NET WORTH AND CAPITAL

At June 30, 2004, the Bank had capital in excess of the minimum requirements for all capital ratios.

### FIGURE 16 - CAPITAL ANALYSIS

| Regulatory Capital Position | Actual at June 30, 2004 | |
|---|---|---|
| | Amount | Percentage of Assets |
| **GAAP Capital** | $ 7,914 | 8.1% |
| **Tier 1 (Core) Capital** | | |
| Capital Level | $ 7,922 | 8.1% |
| Requirement | 3,907 | 4.0% |
| Excess | $ 4,015 | 4.1% |
| **Total Risk-Based Capital:** | | |
| Capital Level | $ 8,214 | 15.4% |
| Requirement | 4,270 | 8.0% |
| Excess | $ 3,944 | 7.4% |

Source: Offering Prospectus

## INCOME AND EXPENSE TRENDS

The Bank posted net income of $542 thousand for the year ended June 30, 2004, up $148 thousand from the year ended June 30, 2003. The increase is primarily attributable to lower provision for loan losses, higher net interest income and higher noninterest income.

### FIGURE 17 - NET INCOME CHART


$600
$500
$400
$300
$200
$100
$0
$ in thousands
$383
$394
$542
Jun-02
Jun-03
Jun-04

Source: Offering Prospectus

The net interest spread and margin decreased between the year ended June 30, 2003 and the year ended June 30, 2004. The decrease is attributable to a lower yield on earning assets, which was partially offset by a lower cost of funds.

## FIGURE 18 - AVERAGE YIELDS AND COSTS

| | For the Twelve Months Ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| | | | ($ in thousands) | | | |
| Interest-earning assets: | | | | | | |
| Loans receivable | $ 62,480 | $ 4,200 | 6.72% | $ 56,259 | $ 4,166 | 7.41% |
| Securities | 10,456 | 391 | 3.74% | 11,577 | 557 | 4.81% |
| Interest-bearing deposits | 11,266 | 103 | 0.91% | 6,832 | 83 | 1.21% |
| Total interest-earning assets | 84,202 | 4,694 | 5.57% | 74,668 | 4,806 | 6.44% |
| Noninterest-earning assets | 5,638 | | | 4,423 | | |
| Total assets | $ 89,840 | | | $ 79,091 | | |
| Interest-bearing liabilities: | | | | | | |
| Deposits: | | | | | | |
| Passbook accounts | $ 7,436 | $ 105 | 1.41% | $ 7,072 | $ 149 | 2.11% |
| Statement savings | 14,775 | 275 | 1.86% | 10,896 | 281 | 2.58% |
| Money market accounts | 29,512 | 644 | 2.18% | 23,811 | 664 | 2.79% |
| Now accounts | 4,773 | 60 | 1.26% | 4,103 | 72 | 1.75% |
| Certificates of deposit | 20,903 | 789 | 3.77% | 21,903 | 969 | 4.42% |
| Total deposits | 77,399 | 1,873 | 2.42% | 67,785 | 2,135 | 3.15% |
| FHLB advances | - | - | 0.00% | - | - | 0.00% |
| Total interest-bearing liabilities | 77,399 | 1,873 | 2.42% | 67,785 | 2,135 | 3.15% |
| Non-interest-bearing deposits | 2,518 | | | 2,072 | | |
| Other Non-interest-bearing liabilities | 2,192 | | | 1,909 | | |
| Total liabilities | 82,109 | | | 71,766 | | |
| Stockholders' equity | 7,731 | | | 7,325 | | |
| Total liabilities and stockholders' equity | $ 89,840 | | | $ 79,091 | | |
| Net interest income | | $ 2,821 | | | $ 2,671 | |
| Interest rate spread | | | 3.15% | | | 3.29% |
| Net interest margin | | | 3.35% | | | 3.58% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 108.79% | | | 110.15% | | |

Source: Offering Prospectus

The following chart illustrates that the Bank's spread and margin increased between 2002 and 2003, but decreased in 2004.

**FIGURE 19 - SPREAD AND MARGIN CHART**


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.53%
3.58%
3.35%
3.27%
3.29%
3.15%
Spread
Margin
Jun-02
Jun-03
Jun-04

Source: Offering Prospectus

The Bank posted net income of $542 for the year ended June 30, 2004, compared with $394 million for the year ended June 30, 2003. The increase is primarily attributable to lower provision for loan losses, higher net interest income and higher noninterest income.

**FIGURE 20 - INCOME STATEMENT TRENDS**

| | For the Fiscal Year Ended June 30, | | |
|---|---|---|---|
| **Selected Operating Data:** | **2004** | **2003** | **2002** |
| | ($ in thousands) | | |
| Interest income | $ 4,694 | $ 4,806 | $ 4,632 |
| Interest expense | 1,873 | 2,135 | 2,310 |
| Net interest income | 2,821 | 2,671 | 2,322 |
| Provision for loan losses | 59 | 322 | 81 |
| Net interest income after provision for loan losses | 2,762 | 2,349 | 2,241 |
| Noninterest income | 348 | 255 | 208 |
| Noninterest expense | 2,286 | 1,976 | 1,813 |
| Income before tax expense | 824 | 628 | 636 |
| Income tax expense | 282 | 234 | 253 |
| Net income | $ 542 | $ 394 | $ 383 |

Source: Offering Prospectus

ROAA and ROAE increased between the 2003 and 2004. The change in ROAE was larger that the change in ROAA, due to the decrease in the equity to assets ratio.

**FIGURE 21 - PROFITABILITY TREND CHART**



0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
ROAE
0.56%
0.50%
0.59%
7.01%
5.61%
5.38%
ROAA
ROAE
Jun-02
Jun-03
Jun-04


Source: Offering Prospectus

## LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens and contracts, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to business. The Bank is not a party to any pending legal proceedings that management believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

## SUBSIDIARIES

The Bank has one subsidiary. Housing Recovery Corporation holds real estate acquired through foreclosure by the Bank.

## 2. Market Area Analysis

The following tables provide deposit and demographic data for the Counties of Baltimore, Baltimore City and Anne Arundel and the State of Maryland.

### FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR BALTIMORE COUNTY

Market: Baltimore, MD — Deposit Data as of 6/30/2003

**Deposits Summary**
(Deposit data in $000)

| | 6/1999 | 6/2000 | 6/2001 | 6/2002 | 6/2003 | CAGR(%) |
|---|---|---|---|---|---|---|
| Bank Deposits | 7,959,555 | 7,894,008 | 8,275,886 | 8,888,091 | 9,626,097 | 4.87 |
| Thrift Deposits | 2,338,944 | 2,315,809 | 2,491,402 | 2,703,056 | 2,590,151 | 2.58 |
| Savings Bank Deposits | 23,667 | 23,917 | 23,594 | 25,463 | 393,677 | 101.95 |
| Credit Union Deposits | 1,788,056 | 1,818,126 | 1,994,971 | 2,336,122 | 2,673,756 | 10.58 |
| Total Deposits | 10,322,166 | 10,233,734 | 10,790,882 | 11,616,610 | 12,609,925 | 5.13 |
| Weighted Deposits | 10,322,166 | 10,233,734 | 10,790,882 | 11,616,610 | 12,609,925 | 5.13 |

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

**Demographic Data**

| | Base 2000 | Current 2004 | Projected 2009 | % Change 2000-2004 | % Change 2004-2009 |
|---|---|---|---|---|---|
| Total Population: | 754,292 | 779,316 | 808,894 | 3.32 | 3.80 |
| 0-14 Age Group (%): | 20 | 19 | 18 | 0.06 | -0.28 |
| 15-34 Age Group (%): | 26 | 26 | 26 | 3.68 | 2.71 |
| 35-54 Age Group (%): | 31 | 30 | 30 | 2.31 | 1.95 |
| 55+ Age Group (%): | 24 | 24 | 26 | 6.94 | 10.42 |
| Total Households: | 299,877 | 311,255 | 324,967 | 3.79 | 4.41 |
| $0-24K Households (%): | 20 | 19 | 16 | -5.69 | -8.36 |
| $25-50K Households (%): | 29 | 27 | 25 | -3.46 | -3.49 |
| $50K+ Households (%): | 51 | 55 | 59 | 11.60 | 12.59 |
| Average Household Income: | 65,060 | 72,133 | 80,617 | 10.87 | 11.76 |
| Median Household Income: | 50,954 | 55,493 | 61,230 | 8.91 | 10.34 |
| Per Capita Income: | 26,167 | 29,125 | 32,720 | 11.30 | 12.34 |

*Source: Claritas*

*Source: SNL Securities*

## FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR BALTIMORE (CITY) COUNTY

Market: Baltimore (City), MD — Deposit Data as of 6/30/2003

**Deposits Summary**
(Deposit data in $000)

| | 6/1999 | 6/2000 | 6/2001 | 6/2002 | 6/2003 | CAGR(%) |
|---|---|---|---|---|---|---|
| Bank Deposits | 10,314,136 | 11,344,555 | 10,876,966 | 10,327,259 | 11,279,561 | 2.26 |
| Thrift Deposits | 995,701 | 924,428 | 898,016 | 975,934 | 1,003,299 | 0.19 |
| Savings Bank Deposits | 79,743 | 74,923 | 74,147 | 73,913 | 74,665 | -1.63 |
| Credit Union Deposits | 753,442 | 767,933 | 823,808 | 950,654 | 1,066,524 | 9.08 |
| Total Deposits | 11,389,580 | 12,343,906 | 11,849,129 | 11,377,106 | 12,357,525 | 2.06 |
| Weighted Deposits | 11,389,580 | 12,343,906 | 11,849,129 | 11,377,106 | 12,357,525 | 2.06 |

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

**Demographic Data**

| | Base 2000 | Current 2004 | Projected 2009 | % Change 2000-2004 | % Change 2004-2009 |
|---|---|---|---|---|---|
| Total Population: | 651,154 | 627,379 | 597,620 | -3.65 | -4.74 |
| 0-14 Age Group (%): | 21 | 21 | 20 | -4.99 | -8.74 |
| 15-34 Age Group (%): | 29 | 29 | 29 | -4.87 | -5.22 |
| 35-54 Age Group (%): | 28 | 29 | 28 | -3.11 | -6.49 |
| 55+ Age Group (%): | 22 | 22 | 24 | -1.43 | 1.86 |
| Total Households: | 257,996 | 250,731 | 241,348 | -2.82 | -3.74 |
| $0-24K Households (%): | 43 | 41 | 38 | -7.30 | -10.12 |
| $25-50K Households (%): | 29 | 29 | 28 | -4.30 | -5.26 |
| $50K+ Households (%): | 28 | 30 | 34 | 5.90 | 6.26 |
| Average Household Income: | 42,090 | 45,100 | 49,465 | 7.15 | 9.68 |
| Median Household Income: | 30,203 | 31,758 | 34,583 | 5.15 | 8.90 |
| Per Capita Income: | 16,978 | 18,336 | 20,333 | 8.00 | 10.89 |

*Source: Claritas*

Source: *SNL Securities*

## FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR ANNE ARUNDEL COUNTY

Market: Anne Arundel, MD — Deposit Data as of 6/30/2003

**Deposits Summary**
(Deposit data in $000)

| | 6/1999 | 6/2000 | 6/2001 | 6/2002 | 6/2003 | CAGR(%) |
|---|---|---|---|---|---|---|
| Bank Deposits | 3,437,733 | 3,564,985 | 3,770,248 | 4,217,993 | 4,649,931 | 7.84 |
| Thrift Deposits | 630,732 | 670,167 | 732,025 | 863,094 | 1,052,019 | 13.64 |
| Savings Bank Deposits | 39,179 | 39,825 | 41,438 | 45,034 | 48,091 | 5.26 |
| Credit Union Deposits | 101,340 | 91,278 | 99,056 | 109,091 | 120,946 | 4.52 |
| Total Deposits | 4,107,644 | 4,274,977 | 4,543,711 | 5,126,121 | 5,750,041 | 8.77 |
| Weighted Deposits | 4,107,644 | 4,274,977 | 4,543,711 | 5,126,121 | 5,750,041 | 8.77 |

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

**Demographic Data**

| | Base 2000 | Current 2004 | Projected 2009 | % Change 2000-2004 | % Change 2004-2009 |
|---|---|---|---|---|---|
| Total Population: | 489,656 | 511,247 | 537,106 | 4.41 | 5.06 |
| 0-14 Age Group (%): | 21 | 21 | 20 | 1.34 | 1.33 |
| 15-34 Age Group (%): | 27 | 26 | 26 | 2.39 | 3.71 |
| 35-54 Age Group (%): | 33 | 32 | 32 | 3.37 | 3.34 |
| 55+ Age Group (%): | 19 | 21 | 22 | 12.38 | 13.16 |
| Total Households: | 178,670 | 188,297 | 200,127 | 5.39 | 6.28 |
| $0-24K Households (%): | 14 | 12 | 10 | -7.41 | -10.61 |
| $25-50K Households (%): | 24 | 21 | 18 | -8.25 | -9.52 |
| $50K+ Households (%): | 62 | 67 | 72 | 13.48 | 14.34 |
| Average Household Income: | 74,090 | 85,468 | 99,166 | 15.36 | 16.03 |
| Median Household Income: | 62,499 | 69,535 | 79,466 | 11.26 | 14.28 |
| Per Capita Income: | 27,578 | 32,001 | 37,455 | 16.04 | 17.04 |

*Source: Claritas*

Source: *SNL Securities*

# FIGURE 25 – DEPOSIT AND DEMOGRAPHIC DATA FOR MARYLAND

Market: MD — Deposit Data as of 6/30/2003

**Deposits Summary**
(Deposit data in $000)

| | 6/1999 | 6/2000 | 6/2001 | 6/2002 | 6/2003 | CAGR(%) |
|---|---|---|---|---|---|---|
| Bank Deposits | 50,548,123 | 52,565,771 | 54,960,073 | 58,027,740 | 64,468,902 | 6.27 |
| Thrift Deposits | 9,833,335 | 11,440,582 | 11,966,176 | 12,575,777 | 12,818,204 | 6.85 |
| Savings Bank Deposits | 142,589 | 138,665 | 139,179 | 144,410 | 564,001 | 41.03 |
| Credit Union Deposits | 7,420,458 | 7,538,702 | 8,281,514 | 9,607,139 | 10,856,477 | 9.98 |
| Total Deposits | 60,524,047 | 64,145,018 | 67,065,428 | 70,747,927 | 77,851,107 | 6.50 |

**Demographic Data**

| | Base 2000 | Current 2004 | Projected 2009 | % Change 2000-2004 | % Change 2004-2009 |
|---|---|---|---|---|---|
| Total Population: | 5,296,486 | 5,554,946 | 5,866,938 | 4.88 | 5.62 |
| 0-14 Age Group (%): | 21 | 21 | 20 | 1.55 | 1.84 |
| 15-34 Age Group (%): | 27 | 27 | 26 | 3.85 | 4.27 |
| 35-54 Age Group (%): | 32 | 31 | 31 | 4.39 | 3.99 |
| 55+ Age Group (%): | 20 | 21 | 23 | 10.55 | 13.38 |
| Total Households: | 1,980,859 | 2,084,230 | 2,210,222 | 5.22 | 6.05 |
| $0-24K Households (%): | 21 | 19 | 16 | -5.24 | -7.92 |
| $25-50K Households (%): | 26 | 24 | 21 | -4.25 | -4.58 |
| $50K+ Households (%): | 53 | 58 | 62 | 13.83 | 14.94 |
| Average Household Income: | 67,454 | 76,394 | 87,424 | 13.25 | 14.44 |
| Median Household Income: | 53,754 | 59,423 | 66,705 | 10.55 | 12.25 |
| Per Capita Income: | 25,614 | 29,045 | 33,319 | 13.40 | 14.72 |

*Source: Claritas*

*Source: SNL Securities*

# 3. Comparisons with Publicly Traded Thrifts

## INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate adjustments for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

## SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction, although this potential has been significantly reduced by the OTS parameters for reviewing a remutualization transaction. Finally, OTS regulated institutions have the ability to waive dividends to the MHC. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 19 MHCs traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value. These institutions are examined on a secondary basis.

In examining the Bank relative to other publicly traded MHCs, one of the largest differences is the difference in size. FinPro began the screening process by eliminating all MHCs with assets greater than $1.0 billion. This eliminated five MHCs, Hudson City Bancorp ($18.7 B), People's Bank ($10.7 B), Capital Federal Financial ($8.4 B), Northwest Bancorp ($5.8 B) and Charter Financial ($1.1 B).

FinPro ordinarily excludes institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full years benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward respectively. FinPro eliminated MHCs that converted after June 30, 2003. This eliminated four MHCs, Cheviot Financial, Clifton Savings Bancorp, First Federal Financial and K-Fed. This results in a total of 10 Comparables, 8 of which are located in the Northeast Region with the Bank.

## FIGURE 26 - COMPARABLE GROUP

| Ticker | Short Name | Exchange | City | State | Number of Offices | IPO Date |
|---|---|---|---|---|---|---|
| | | *Corporate* | | | | |
| | *Comparable Thrift Data* | | | | | |
| ALLB | Greater Delaware Valley Savings Bank (M | NASDAQ | Broomall | PA | 8 | 03/03/1995 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | NASDAQ | Baltimore | MD | 16 | 07/08/1998 |
| GCBC | Greene County Bancorp Inc. (MHC) | NASDAQ | Catskill | NY | 6 | 12/30/1998 |
| GOV | Gouverneur Bancorp Inc. (MHC) | AMEX | Gouverneur | NY | 2 | 03/23/1999 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | NASDAQ | Jacksonville | IL | 8 | 04/21/1995 |
| ONFC | Oneida Financial Corp. (MHC) | NASDAQ | Oneida | NY | 9 | 12/30/1998 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | NASDAQ | Oswego | NY | 6 | 11/16/1995 |
| ROME | Rome Bancorp, Inc. (MHC) | NASDAQ | Rome | NY | 4 | 10/06/1999 |
| WCFB | Webster City Federal Bancorp (MHC) | NASDAQ | Webster City | IA | 1 | 08/15/1994 |
| WFD | Westfield Financial Inc. (MHC) | AMEX | Westfield | MA | 10 | 12/28/2001 |
| | Average | | | | | |
| | Median | | | | | |
| | Maximum | | | | | |
| | Minimum | | | | | |
| | BV Financial, Inc. | | Baltimore | MD | 4 | |

### BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

## OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

***1. Asset Size*** The Comparable Group should have a similar asset size to the Bank. Due to the size of the Bank and the trading liquidity requirement for the Comparable Group it is not possible to find Comparables of the same size. The Comparable Group ranged in size from $98.0 million to $789.5 million in total assets with a median of $292.3 million. The Bank's asset size was $97.7 million as of June 30, 2004. On a pro forma basis, the Bank's assets are projected to be $103.9 million.

***2. Profitability*** The Comparable Group had a median ROAA of 0.67% and a median ROAE of 4.87% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.10% to a high of 1.08%, while the ROAE measure ranged from a low of 1.51% to a high of 9.98%. The Bank had an ROAA of 0.59% and an ROAE of 7.01% for the year ending June 30, 2004. On a pro forma basis, the Bank's ROAA and ROAE are 0.57% and 4.22%, respectively.

***3. Capital Level*** The Comparable Group had a median equity to assets ratio of 10.91% with a high of 21.55% and a low of 5.38%. At June 30, 2004, the Bank had an equity to assets ratio of 8.10%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 13.60%.

***4. Balance Sheet Mix*** At June 30, 2004, the Bank had a net loan to asset ratio of 73.98%. The median loan to asset ratio for the Comparables was 53.65%, ranging from a low of 45.70% to a high of 83.44%. On the liability side, the Bank's deposit to asset ratio was 89.10% at June 30, 2004 while the Comparable median was 77.79%, ranging from 61.74% to 88.69%. The Bank does not have any borrowings while the Comparable median borrowings to assets ratio was 11.55% with a range of 2.36% to 18.36%.

***5. Operating Strategy*** An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

***6. Date of Conversion*** Recent conversions, those completed on or after June 30, 2004, were excluded since the earnings of a newly converted institution do not reflect a full year's benefits of reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

## FIGURE 27 - KEY FINANCIAL INDICATORS

| | The Bank at or for the Year Ended 6/30/04 | Comparable Group Median Last Twelve Months |
|---|---|---|
| **Balance Sheet Data** | | |
| Gross Loans to Deposits | 85.72 | 70.09 |
| Total Net Loans to Assets | 73.98 | 53.65 |
| Securities to Assets | 10.25 | 35.52 |
| Deposits to Assets | 89.10 | 77.79 |
| Borrowed Funds to Assets | - | 11.55 |
| **Balance Sheet Growth** | | |
| Asset Growth Rate | 15.03 | 2.28 |
| Loan Growth Rate | 19.51 | 4.55 |
| Deposit Growth Rate | 15.09 | 2.01 |
| **Capital** | | |
| Equity to Assets | 8.10 | 10.91 |
| Tangible Equity to Tangible Assets | 8.09 | 9.82 |
| Intangible Assets to Equity | 0.19 | 0.24 |
| Regulatory Core Capital to Assets | 8.12 | 11.26 |
| Equity + Reserves to Assets | 8.40 | 11.39 |
| **Asset Quality** | | |
| Non-Performing Loans to Loans | 0.67 | 0.72 |
| Reserves to Non-Performing Loans | 58.63 | 173.92 |
| Non-Performing Assets to Assets | 0.57 | 0.68 |
| Non-Performing Assets to Equity | 7.06 | 4.20 |
| Reserves to Loans | 0.39 | 0.97 |
| Reserves to Non-Performing Assets + 90 Days Del. | 52.24 | 108.10 |
| **Profitability** | | |
| Return on Average Assets | 0.59 | 0.67 |
| Return on Average Equity | 7.01 | 4.87 |
| **Income Statement** | | |
| Yield on Average Earning Assets | 5.57 | 4.91 |
| Cost of Average Interest Bearing Liabilities | 2.42 | 1.98 |
| Net Interest Spread | 3.15 | 3.06 |
| Net Interest Margin | 3.35 | 3.42 |
| Noninterest Income to Average Assets | 0.39 | 0.46 |
| Noninterest Expense to Average Assets | 2.54 | 2.87 |
| Efficiency Ratio | 72.13 | 75.82 |
| Overhead Ratio | 68.70 | 68.90 |

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities
Note: All of the Bank data is at or for year ended June 30, 2004.
Note: All of the Comparable data is as of or for the last twelve months.

# 4. Market Value Determination

## MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. Adjustments, up or down, to the Comparable Group median multiple values are made based on the comparison of the Bank to the Comparable Group.

## FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

### FIGURE 28 - KEY BALANCE SHEET DATA

| | | Key Financial Data for the Most Recent Period End | | | | | |
|---|---|---|---|---|---|---|---|
| Ticker | Short Name | Total Assets ($000) | Loans/ Deposits (%) | Loans/ Assets (%) | Securities Assets (%) | Deposits/ Assets (%) | Borrowings/ Assets (%) |
| | *Comparable Thrift Data* | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank | 382,759 | 73.71 | 54.52 | 33.58 | 73.98 | 16.06 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 749,957 | 63.39 | 49.19 | 44.51 | 77.60 | 16.27 |
| GCBC | Greene County Bancorp Inc. (MHC) | 284,579 | 61.62 | 52.77 | 37.45 | 85.64 | 3.51 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 98,026 | 124.15 | 76.65 | 15.07 | 61.74 | 18.36 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 265,795 | 55.07 | 48.84 | 43.30 | 88.69 | 2.36 |
| ONFC | Oneida Financial Corp. (MHC) | 430,766 | 66.47 | 47.66 | 39.45 | 71.71 | 16.24 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 299,932 | 79.63 | 62.08 | 25.72 | 77.97 | 13.84 |
| ROME | Rome Bancorp, Inc. (MHC) | 265,315 | 106.65 | 83.44 | 9.05 | 78.24 | 6.88 |
| WCFB | Webster City Federal Bancorp (MHC) | 104,796 | 97.76 | 66.21 | 16.56 | 67.73 | 9.26 |
| WFD | Westfield Financial Inc. (MHC) | 789,509 | 58.17 | 45.70 | 43.45 | 78.57 | 5.92 |
| | Average | 367,143 | 78.66 | 58.71 | 30.81 | 76.19 | 10.87 |
| | Median | 292,256 | 70.09 | 53.65 | 35.52 | 77.79 | 11.55 |
| | Maximum | 789,509 | 124.15 | 83.44 | 44.51 | 88.69 | 18.36 |
| | Minimum | 98,026 | 55.07 | 45.70 | 9.05 | 61.74 | 2.36 |
| | BV Financial, Inc. | 97,655 | 85.72 | 73.98 | 10.25 | 89.10 | - |
| | **Variance to the Comparable Median** | (194,601) | 15.63 | 20.34 | (25.27) | 11.32 | (11.55) |

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank at $97.7 million, is significantly small than the Comparable Group median of $292.3 million. The adjustment for the difference in size will be addressed in the liquidity section.

Asset Composition - The Bank's net loan to asset ratio of 73.98% is above the Comparable Group median of 53.65%.

Funding Mix - The Bank is primarily funded through deposits, 89.10% of assets. The Bank does not have any borrowings. The Comparable Group has a deposits to assets ratio of 77.79% and a borrowings to asset ratio of 11.55%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 20. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

## FIGURE 29 - CAPITAL DATA

| | | *Capital for the Most Recent Period End* | | | | |
|---|---|---|---|---|---|---|
| Ticker | Short Name | Equity/ Assets (%) | Tangible Equity/ Tang Assets (%) | Intangible Assets/ Equity (%) | Core Capital/ Tangible Assets (%) | Equity + Reserves/ Assets (%) |
| | *Comparable Thrift Data* | | | | | |
| ALLB | Greater Delaware Valley Savings Bank (M | 9.15 | 9.15 | - | 9.32 | 9.82 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 5.38 | 5.04 | 6.63 | 7.21 | 5.70 |
| GCBC | Greene County Bancorp Inc. (MHC) | 10.48 | 10.48 | - | NA | 10.92 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 18.21 | 18.21 | - | 17.70 | 18.94 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 7.24 | 6.17 | 15.83 | 6.64 | 8.03 |
| ONFC | Oneida Financial Corp. (MHC) | 11.33 | 8.50 | 27.30 | 7.96 | 11.86 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 7.03 | 5.59 | 21.72 | NA | 7.64 |
| ROME | Rome Bancorp, Inc. (MHC) | 13.40 | 13.40 | - | 13.20 | 14.08 |
| WCFB | Webster City Federal Bancorp (MHC) | 21.55 | 21.46 | 0.48 | 19.48 | 21.88 |
| WFD | Westfield Financial Inc. (MHC) | 14.77 | 14.77 | - | 14.59 | 15.38 |
| | Average | 11.85 | 11.28 | 7.20 | 12.01 | 12.43 |
| | Median | 10.91 | 9.82 | 0.24 | 11.26 | 11.39 |
| | Maximum | 21.55 | 21.46 | 27.30 | 19.48 | 21.88 |
| | Minimum | 5.38 | 5.04 | - | 6.64 | 5.70 |
| | BV Financial, Inc. | 8.10 | 8.09 | 0.19 | 8.12 | 8.40 |
| | **Variance to the Comparable Median** | (2.80) | (1.73) | (0.05) | (3.14) | (2.99) |

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 10.91% is above than the Bank's ratio of 8.10%. The Bank's pro forma equity to assets ratio is projected to be 13.60% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Four of the Comparables have a material level of intangible assets. The Bank has a small amount of goodwill.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

## FIGURE 30 - ASSET QUALITY TABLE

| Ticker | Short Name | NPLs/ Loans (%) | Reserves/ NPLs (%) | NPAs/ Assets (%) | NPAs/ Equity (%) | Reserves/ Loans (%) | Reserves/ NPAs + 90 (%) |
|---|---|---|---|---|---|---|---|
| | | *Asset Quality for the Most Recent Period End* | | | | | |
| | *Comparable Thrift Data* | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank | 0.54 | 227.36 | 1.28 | 13.95 | 1.22 | 47.09 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 0.30 | 216.50 | 0.17 | 3.08 | 0.65 | 191.96 |
| GCBC | Greene County Bancorp Inc. (MHC) | NA | NA | NA | NA | 0.83 | NA |
| GOV | Gouverneur Bancorp Inc. (MHC) | 0.92 | 103.04 | 0.86 | 4.73 | 0.95 | 84.36 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 1.73 | 92.90 | 1.01 | 13.99 | 1.60 | 74.67 |
| ONFC | Oneida Financial Corp. (MHC) | 0.30 | 360.60 | 0.17 | 1.47 | 1.09 | 316.97 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 1.61 | 60.88 | 1.11 | 15.75 | 0.98 | 55.29 |
| ROME | Rome Bancorp, Inc. (MHC) | 0.47 | 173.92 | 0.49 | 3.66 | 0.82 | 131.83 |
| WCFB | Webster City Federal Bancorp (MHC) | 0.75 | 68.34 | NA | NA | 0.51 | NA |
| WFD | Westfield Financial Inc. (MHC) | 0.72 | 185.86 | 0.33 | 2.21 | 1.33 | 185.86 |
| | Average | 0.82 | 165.49 | 0.68 | 7.36 | 1.00 | 136.00 |
| | Median | 0.72 | 173.92 | 0.68 | 4.20 | 0.97 | 108.10 |
| | Maximum | 1.73 | 360.60 | 1.28 | 15.75 | 1.60 | 316.97 |
| | Minimum | 0.30 | 60.88 | 0.17 | 1.47 | 0.51 | 47.09 |
| | BV Financial, Inc. | 0.67 | 58.63 | 0.57 | 7.06 | 0.39 | 52.24 |
| | **Variance to the Comparable Median** | (0.05) | (115.29) | (0.10) | 2.87 | (0.58) | (55.86) |

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of non-performing loans ("NPL") to total loans, at 0.67% is below the Comparable Group median at 0.72%. The Bank had a non-performing assets to assets ratio of 0.57%, is below with the Comparable median of 0.68%. The Bank's reserve level, 0.39% of total loans, is substantially below the Comparable median of 0.97% of loans. The Bank's level of reserves to NPLs is substantially below that of the Comparable Group, due to the Bank's lower level of reserves.

| Positive | Neutral | Negative |
|---|---|---|
| Higher Deposits to Assets | | Lower Assets |
| Higher Loans to Assets | | Lower ALLL to Loans |
| Lower Borrowings to Assets | | Lower ALLL to NPLs |
| Lower NPLs and NPAs | | |
| Higher Pro Forma Capital | | |

The Bank's asset and funding mixes are stronger than the Comparables as represented by higher loan to asset and deposit to asset ratios. The income impact of the asset mix will be addressed in the profitability section. The Bank's capital levels are below the Comparable Group, but will be higher after the offering. The Bank has a lower level of NPLs and NPAs relative to the Comparable Group. However, the Bank's level of ALLL is substantially below the Comparable Group. Taken collectively, moderate upward adjustment is warranted for financial condition.

## BALANCE SHEET GROWTH

The Bank has been able to grow assets, loans and deposits at a faster rate than the Comparable Group.

### FIGURE 31 - BALANCE SHEET GROWTH DATA

| | | *Balance Sheet Growth for the Last Twelve Months* | | |
|---|---|---|---|---|
| **Ticker** | **Short Name** | **Asset Growth Rate (%)** | **Loan Growth Rate (%)** | **Deposit Growth Rate (%)** |
| | *Comparable Thrift Data* | | | |
| ALLB | Greater Delaware Valley Savings Bank | (0.47) | 7.91 | (0.62) |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 17.23 | (1.74) | 6.31 |
| GCBC | Greene County Bancorp Inc. (MHC) | 10.75 | 12.60 | 11.77 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 10.36 | 24.72 | 6.31 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 1.78 | (1.84) | 0.67 |
| ONFC | Oneida Financial Corp. (MHC) | 0.35 | 5.07 | 2.13 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 5.94 | 4.03 | 14.34 |
| ROME | Rome Bancorp, Inc. (MHC) | 2.78 | 12.24 | 1.89 |
| WCFB | Webster City Federal Bancorp (MHC) | (1.36) | 0.46 | (2.33) |
| WFD | Westfield Financial Inc. (MHC) | (2.52) | (2.85) | (5.43) |
| | Average | 4.48 | 6.06 | 3.50 |
| | Median | 2.28 | 4.55 | 2.01 |
| | Maximum | 17.23 | 24.72 | 14.34 |
| | Minimum | (2.52) | (2.85) | (5.43) |
| | BV Financial, Inc. | 15.03 | 19.51 | 15.09 |
| | **Variance to the Comparable Median** | 12.75 | 14.96 | 13.08 |

Sources: SNL and Offering Circular Data, FinPro Computations

| Positive | Neutral | Negative |
|---|---|---|
| Higher Loan Growth | | |
| Higher Asset Growth | | |
| Higher Deposit Growth | | |

Therefore, an upward adjustment is warranted.

## EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank posted net income of $542 thousand for the year ended June 30, 2004, up $148 thousand from the year ended June 30, 2003. The increase is primarily attributable to lower provision for loan losses, higher net interest income and higher noninterest income.

**FIGURE 32 - NET INCOME TREND**


$600
$500
$400
$300
$200
$100
$0
$ in thousands
$383
$394
$542
Jun-02
Jun-03
Jun-04

Sources: Offering Circular

The Bank's ROAA is below the Comparable Group median, but the Bank's ROAE is above the Comparable Group median, due to lower capital levels. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's ROAA and ROAE are 0.57% and 4.33%, respectively.

**FIGURE 33 - PROFITABILITY DATA**

| | | *Profitability for the Last Twelve Months* | |
|---|---|---|---|
| Ticker | Short Name | Return on Avg Assets (%) | Return on Avg Equity (%) |
| | *Comparable Thrift Data* | | |
| ALLB | Greater Delaware Valley Savings Bank | 0.64 | 6.82 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 0.10 | 1.51 |
| GCBC | Greene County Bancorp Inc. (MHC) | 1.08 | 9.98 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 0.89 | 4.68 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 0.26 | 3.48 |
| ONFC | Oneida Financial Corp. (MHC) | 0.70 | 5.95 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 0.52 | 6.95 |
| ROME | Rome Bancorp, Inc. (MHC) | 0.57 | 4.09 |
| WCFB | Webster City Federal Bancorp (MHC) | 1.08 | 5.05 |
| WFD | Westfield Financial Inc. (MHC) | 0.71 | 4.64 |
| | Average | 0.66 | 5.32 |
| | Median | 0.67 | 4.87 |
| | Maximum | 1.08 | 9.98 |
| | Minimum | 0.10 | 1.51 |
| | BV Financial, Inc. | 0.59 | 7.01 |
| | **Variance to the Comparable Median** | (0.08) | 2.15 |

Sources: SNL and Offering Circular Data, FinPro Computations

## FIGURE 34 - INCOME STATEMENT DATA

| Ticker | Short Name | Yield on Ave Earn Assets (%) | Cost of Funds (%) | Net Interest Spread (%) | Net Interest Margin (%) | Noninterest Income/ Avg Assets (%) | Noninterest Expense/ Avg Assets (%) | Efficiency Ratio (%) | Overhead Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|
| | | *Income Statement for the Last Twelve Months* | | | | | | | |
| | *Comparable Thrift Data* | | | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank (M | NA | NA | NA | 3.30 | 0.37 | 2.73 | 78.12 | 75.54 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | NA | NA | NA | 2.45 | 0.22 | 2.30 | 92.48 | 91.76 |
| GCBC | Greene County Bancorp Inc. (MHC) | NA | NA | NA | 3.93 | 1.00 | 3.13 | 66.54 | 57.55 |
| GOV | Gouverneur Bancorp Inc. (MHC) | NA | NA | NA | 4.19 | 0.38 | 2.80 | 64.72 | 61.25 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | NA | NA | NA | 3.00 | 0.85 | 2.93 | 79.57 | 73.33 |
| ONFC | Oneida Financial Corp. (MHC) | 5.33 | 2.27 | 3.06 | 3.37 | 2.44 | 4.47 | 82.21 | 67.61 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | NA | NA | NA | 3.47 | 0.72 | 3.16 | 79.63 | 75.02 |
| ROME | Rome Bancorp, Inc. (MHC) | NA | 1.68 | NA | 4.57 | 0.53 | 3.47 | 73.51 | 70.18 |
| WCFB | Webster City Federal Bancorp (MHC) | NA | NA | NA | 3.56 | 0.34 | 2.06 | 54.67 | 50.21 |
| WFD | Westfield Financial Inc. (MHC) | 4.49 | NA | NA | 2.93 | 0.36 | 2.16 | 69.73 | 65.81 |
| | Average | 4.91 | 1.98 | 3.06 | 3.48 | 0.72 | 2.92 | 74.12 | 68.83 |
| | Median | 4.91 | 1.98 | 3.06 | 3.42 | 0.46 | 2.87 | 75.82 | 68.90 |
| | Maximum | 5.33 | 2.27 | 3.06 | 4.57 | 2.44 | 4.47 | 92.48 | 91.76 |
| | Minimum | 4.49 | 1.68 | 3.06 | 2.45 | 0.22 | 2.06 | 54.67 | 50.21 |
| | BV Financial, Inc. | 5.57 | 2.42 | 3.15 | 3.35 | 0.39 | 2.54 | 72.13 | 68.70 |
| | **Variance to the Comparable Median** | 0.66 | 0.45 | 0.09 | (0.07) | (0.07) | (0.33) | (3.69) | (0.20) |

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for yield, cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 7 basis point disadvantage in net margin and a 7 basis point disadvantage in noninterest income. However, the Bank has made up for these differences through operating expense control.

As a result of solid cost control, the Bank's efficiency ratio of 72.13% is lower than the Comparable median of 75.82%. The Bank's overhead ratio of 68.70% is in-line with the Comparable Group median of 68.90%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

| Positive | Neutral | Negative |
|---|---|---|
| Higher ROAE | | Lower ROAA |
| Lower Noninterest Expense | | Lower Net Margin |
| Lower Efficiency Ratio | Overhead Ratio | Lower Noninterest Income |
| | | Lower Pro Forma ROAE |

The Bank is less profitable than the Comparables on an ROAA basis, but more profitable on an ROAE basis, due to lower capital levels. The Bank makes up for the weaknesses in net interest margin and noninterest income through expense control. Taken collectively, a slight downward adjustment is warranted for this factor.

## MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

Specifics on the Bank's markets were delineated in Section 2 - Market Area Analysis. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

### FIGURE 35 – MARKET AREA DATA

| Institution Name | County | State | Branches June 2003 (actual) | Pop. / Branch 2003 (actual) | Pop. Growth 2000-2002 (%) | Pop. Growth 2002-2007 (%) | Pop. Density 2002 (per sq. mile) | Unemp. Rate June 2003 (%) | Per Capita Income 2002 ($) |
|---|---|---|---|---|---|---|---|---|---|
| Westfield Financial Inc. (MHC) | Hampden | MA | 159 | 2,864 | -0.18 | -0.34 | 736 | 6.50 | $21,350 |
| *Deposit Weighted Market Data* | | | | 2,864 | -0.18 | -0.34 | 736 | 6.50 | $21,350 |
| Webster City Fed Bncp (MHC) | Hamilton | IA | 10 | 1,641 | -0.19 | -0.10 | 28 | 3.60 | $19,215 |
| *Deposit Weighted Market Data* | | | | 182 | -0.02 | -0.01 | 3 | 0.40 | $2,135 |
| Rome Bancorp Inc. (MHC) | Oneida | NY | 81 | 2,857 | -1.72 | -4.14 | 191 | 4.90 | $19,541 |
| *Deposit Weighted Market Data* | | | | 2,857 | -1.72 | -4.14 | 191 | 4.90 | $19,541 |
| Pathfinder Bancorp Inc. (MHC) | Oswego | NY | 38 | 3,197 | -0.74 | -1.35 | 127 | 8.70 | $17,414 |
| *Deposit Weighted Market Data* | | | | 3,197 | -0.74 | -1.35 | 127 | 8.70 | $17,414 |
| Oneida Financial Corp. (MHC) | Madison | NY | 21 | 3,300 | -0.20 | -0.29 | 106 | 5.70 | $19,677 |
| Oneida Financial Corp. (MHC) | Oneida | NY | 81 | 2,857 | -1.72 | -4.14 | 191 | 4.90 | $19,541 |
| Oneida Financial Corp. (MHC) | Onondaga | NY | 158 | 2,868 | -1.14 | -2.46 | 581 | 5.50 | $24,828 |
| *Deposit Weighted Market Data* | | | | 3,267 | -0.31 | -0.56 | 117 | 5.65 | $19,733 |
| Jacksonville Bancorp (MHC) | Macoupin | IL | 31 | 1,586 | 0.30 | 0.86 | 57 | 6.00 | $19,396 |
| Jacksonville Bancorp (MHC) | Montgomery | IL | 24 | 1,272 | -0.42 | -1.10 | 43 | 7.60 | $16,719 |
| Jacksonville Bancorp (MHC) | Morgan | IL | 22 | 1,659 | -0.30 | -0.63 | 64 | 6.00 | $20,518 |
| *Deposit Weighted Market Data* | | | | 1,618 | -0.25 | -0.54 | 61 | 6.14 | $20,077 |
| Greene County Bncp Inc. (MHC) | Albany | NY | 128 | 2,284 | -0.74 | -1.46 | 559 | 3.60 | $27,888 |
| Greene County Bncp Inc. (MHC) | Greene | NY | 24 | 2,033 | 1.23 | 2.88 | 75 | 4.90 | $19,139 |
| *Deposit Weighted Market Data* | | | | 2,044 | 1.14 | 2.68 | 97 | 4.84 | $19,540 |
| Greater DE Valley Hldgs MHC | Delaware | PA | 189 | 2,898 | -0.55 | -1.11 | 2,974 | 5.50 | $29,631 |
| *Deposit Weighted Market Data* | | | | 2,898 | -0.55 | -1.11 | 2,974 | 5.50 | $29,631 |
| Gouverneur Bancorp (MHC) | Jefferson | NY | 44 | 2,514 | -1.01 | -2.02 | 87 | 7.00 | $16,685 |
| Gouverneur Bancorp (MHC) | Saint Lawrence | NY | 46 | 2,420 | -0.55 | -1.16 | 41 | 8.00 | $16,988 |
| *Deposit Weighted Market Data* | | | | 2,427 | -0.59 | -1.22 | 45 | 7.92 | $16,964 |
| BCSB Bankcorp Inc. (MHC) | Baltimore | MD | 292 | 2,641 | 2.22 | 5.09 | 1,288 | 4.50 | $30,279 |
| BCSB Bankcorp Inc. (MHC) | Baltimore (City) | MD | 156 | 4,097 | -1.85 | -4.81 | 7,909 | 8.70 | $20,142 |
| BCSB Bankcorp Inc. (MHC) | Harford | MD | 83 | 2,723 | 3.38 | 8.23 | 513 | 4.00 | $26,014 |
| BCSB Bankcorp Inc. (MHC) | Howard | MD | 69 | 3,774 | 5.08 | 11.92 | 1,033 | 2.70 | $34,829 |
| *Deposit Weighted Market Data* | | | | 2,732 | 2.48 | 5.77 | 1,256 | 4.40 | $29,624 |
| ***Comparable Median*** | | | | **2,795** | **-0.28** | **-0.55** | **122** | **5.57** | **19,637** |
| Bay-Vanguard FSB | Baltimore | MD | 292 | 2,641 | 2.22 | 5.09 | 1,288 | 4.50 | $30,279 |
| Bay-Vanguard FSB | Baltimore (City) | MD | 156 | 4,097 | -1.85 | -4.81 | 7,909 | 8.70 | $20,142 |
| ***Deposit Weighted Market Data*** | | | | **3,225** | **0.59** | **1.12** | **3,944** | **6.19** | **$26,212** |

Sources: SNL Securities, Claritas and US Bureau of Labor Statistics

| Positive | Neutral | Negative |
|---|---|---|
| Higher Population Growth | | Higher Unemployment |
| Higher Density | | |
| Higher Income | | |

The Bank's market area has grown and is projected to continue to grow, while the Comparable Group's markets have declined. The Bank's markets have substantially higher population density. Unemployment levels are higher. Median income levels are higher in the Bank's markets. Based upon these factors, an upward adjustment is warranted for market area.

## CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

### FIGURE 36 - DIVIDEND DATA

| | | *Dividends* | |
|---|---|---|---|
| **Ticker** | **Short Name** | **Current Dividend Yield ($)** | **LTM Dividend Payout Ratio (%)** |
| | ***Comparable Thrift Data*** | | |
| ALLB | Greater Delaware Valley Savings Bank | 1.18 | 50.70 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 3.20 | 416.67 |
| GCBC | Greene County Bancorp Inc. (MHC) | 2.66 | 58.16 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 1.95 | 70.27 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 1.89 | 88.24 |
| ONFC | Oneida Financial Corp. (MHC) | 3.18 | 96.59 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 2.49 | 65.57 |
| ROME | Rome Bancorp, Inc. (MHC) | 2.09 | 120.70 |
| WCFB | Webster City Federal Bancorp (MHC) | 5.04 | 226.67 |
| WFD | Westfield Financial Inc. (MHC) | 1.78 | 44.64 |
| | Average | 2.55 | 123.82 |
| | Median | 2.29 | 79.26 |
| | Maximum | 5.04 | 416.67 |
| | Minimum | 1.18 | 44.64 |
| | BV Financial, Inc. | - | - |
| | **Variance to the Comparable Median** | (2.29) | (79.26) |

Sources: SNL and Offering Circular Data, FinPro Computations

All Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 79.26%, ranging from a high of 416.67% to a low of 44.64%. The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 13.60%. The Bank will have adequate capital and profits to pay cash dividends. As such, no adjustment is necessary for this factor.

## LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

### FIGURE 37 - MARKET CAPITALIZATION DATA

| | | Market Data | | | | | |
|---|---|---|---|---|---|---|---|
| Ticker | Short Name | Market Value ($) | Price Per Share ($) | Price High ($) | Price Low ($) | Publicly Reported Book Value ($) | Tangible Publicly Rep Book Value ($) |
| | *Comparable Thrift Data* | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank | 105.10 | 30.53 | 31.00 | 26.45 | 10.18 | 10.18 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 92.30 | 15.64 | 16.50 | 13.15 | 6.84 | 6.38 |
| GCBC | Greene County Bancorp Inc. (MHC) | 64.90 | 31.60 | 32.90 | 28.81 | 14.76 | 14.76 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 30.40 | 13.30 | 13.30 | 11.50 | 7.84 | 7.84 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 31.00 | 15.90 | 15.90 | 13.20 | 9.86 | 8.30 |
| ONFC | Oneida Financial Corp. (MHC) | 89.50 | 11.95 | 12.45 | 9.40 | 6.52 | 4.74 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 39.40 | 16.08 | 16.63 | 14.77 | 8.61 | 6.74 |
| ROME | Rome Bancorp, Inc. (MHC) | 121.50 | 28.70 | 31.60 | 27.75 | 8.40 | 8.40 |
| WCFB | Webster City Federal Bancorp (MHC) | 50.90 | 13.49 | 15.50 | 12.06 | 5.99 | 5.96 |
| WFD | Westfield Financial Inc. (MHC) | 226.30 | 22.50 | 22.70 | 16.81 | 12.20 | 12.20 |
| | Average | 85.13 | 19.97 | 20.85 | 17.39 | 9.12 | 8.55 |
| | Median | 77.20 | 15.99 | 16.57 | 13.99 | 8.51 | 8.07 |
| | Maximum | 226.30 | 31.60 | 32.90 | 28.81 | 14.76 | 14.76 |
| | Minimum | 30.40 | 11.95 | 12.45 | 9.40 | 5.99 | 4.74 |
| | BV Financial, Inc. | 17.50 | NA | NA | NA | NA | NA |
| | **Variance to the Comparable Median** | (59.70) | NA | NA | NA | NA | NA |

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $30.4 million to a high of $226.3 million with a median market capitalization of $77.2 million. The Bank expects to have $17.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on the OTC Electric Bulletin Board. The bid/ask spread on nonliquid stocks can be extremely wide.

A downward adjustment for this factor appears warranted, due to the lower level of market capitalization and expected liquidity, relative to the Comparables.

## RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. Recently, the OTS has issued revised rules on conversions. The major emphasis of the revised rules is to make MHCs more attractive.

The OTS allows for dividend waivers without any dilution to the minority shareholders. The OTS relaxed its repurchase restrictions after the first year, and now allows for additional benefits to insiders when the minority issuance is less than 49.00%. Offsetting these factors is the OTS prohibition of mergers within three years of conversion.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

## 5. Other Factors

### MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

## SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions rose dramatically from 2001 to 2004 YTD.

### FIGURE 38 - MHC REORGANIZATIONS (SINCE 1/1/01) PRO FORMA DATA

| | | | | | | Market Data as of 09/07/04 | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Price to Pro Forma | | | |
| Ticker | Short Name | IPO Date | IPO Price ($) | Percentage Retained By MHC (%) | Net Proceeds ($000) | Pro Forma Earnings (x) | Pro Forma Book Value (%) | Pro Forma Tang. Book (%) | Fully Converted Book Value (%) |
| FFFS | First Federal Financial Services, Inc. (MHC) | 06/29/2004 | 10.0000 | 55.00 | 15,372 | NM | NM | NM | 75.90 |
| MNCK | Monadnock Community Bancorp, Inc. (MHC) | 06/29/2004 | 8.0000 | 55.00 | 2,613 | NM | NM | NM | 85.45 |
| OFFO | Osage Federal Financial Inc. (MHC) | 04/01/2004 | 10.0000 | 70.00 | 5,480 | NM | NM | NM | 85.18 |
| WAWL | Wawel Savings Bank (MHC) | 04/01/2004 | 10.0000 | 60.78 | 7,027 | NM | NM | NM | 92.82 |
| Q2'04 | Average | | | | | NM | NM | NM | 84.84 |
| | Median | | | | | NM | NM | NM | 85.32 |
| KFED | K-Fed Bancorp (MHC) | 03/31/2004 | 10.0000 | 60.91 | 48,472 | NM | NM | NM | 92.00 |
| CZWI | Citizens Community Bancorp (MHC) | 03/30/2004 | 10.0000 | 67.83 | 7,416 | NM | NM | NM | 83.24 |
| CSBK | Clifton Savings Bancorp, Inc. (MHC) | 03/04/2004 | 10.0000 | 55.00 | 113,396 | NM | NM | NM | 92.10 |
| CHEV | Cheviot Financial Corp. (MHC) | 01/06/2004 | 10.0000 | 55.00 | 36,987 | NM | NM | NM | 83.14 |
| Q1'04 | Average | | | | | NM | NM | NM | 87.62 |
| | Median | | | | | NM | NM | NM | 87.62 |
| 2004 YTD | Average | | | | | NM | NM | NM | 86.23 |
| | Median | | | | | NM | NM | NM | 85.32 |
| FLTB | Flatbush Federal Bancorp, Inc. (MHC) | 10/21/2003 | 8.0000 | 53.00 | 6,947 | NM | NM | NM | 77.33 |
| ASBH | ASB Holding Company (MHC) | 10/03/2003 | 10.0000 | 70.00 | 13,640 | NM | NM | NM | 80.70 |
| Q4'03 | Average | | | | | NM | NM | NM | 79.02 |
| | Median | | | | | NM | NM | NM | 79.02 |
| 2003 | Average | | | | | NM | NM | NM | 79.02 |
| | Median | | | | | NM | NM | NM | 79.02 |
| MDNB | Minden Bancorp, Inc. (MHC) | 07/02/2002 | 10.0000 | 55.00 | 5,400 | NM | NM | NM | 61.80 |
| Q3'02 | Average | | | | | NM | NM | NM | 61.80 |
| | Median | | | | | NM | NM | NM | 61.80 |
| NEBS | New England Bancshares, Inc. (MHC) | 06/04/2002 | 10.0000 | 55.00 | 7,655 | NM | NM | NM | 65.02 |
| Q2'02 | Average | | | | | NM | NM | NM | 65.02 |
| | Median | | | | | NM | NM | NM | 65.02 |
| 2002 | Average | | | | | NM | NM | NM | 63.41 |
| | Median | | | | | NM | NM | NM | 63.41 |
| WFD | Westfield Financial Inc. (MHC) | 12/28/2001 | 10.0000 | 53.00 | 42,156 | NM | NM | NM | 62.34 |
| AJSB | AJS Bancorp, Inc. (MHC) | 12/27/2001 | 10.0000 | 51.00 | 9,828 | NM | NM | NM | 60.13 |
| CHFN | Charter Financial Corp. (MHC) | 10/17/2001 | 10.0000 | 80.00 | 33,386 | NM | NM | NM | 47.68 |
| Q4'01 | Average | | | | | NM | NM | NM | 56.72 |
| | Median | | | | | NM | NM | NM | 60.13 |
| 2001 | Average | | | | | NM | NM | NM | 56.72 |
| | Median | | | | | NM | NM | NM | 60.13 |
| 1/1/2001 | Average | | | | | NM | NM | NM | 76.32 |
| 9/7/2004 | Median | | | | | NM | NM | NM | 80.70 |

Source: SNL Securities

The first day "pop" has declined in 2004. Currently, one of the MHC conversions, Monadnock, is trading below its IPO price.

### FIGURE 39 - MHC REORGANIZATIONS PRICE APPRECIATION

| Ticker | Short Name | Percent Change from IPO After 1 Day (%) | After 1 Week (%) | After 1 Month (%) | After 3 Months (%) | To date (%) |
|---|---|---|---|---|---|---|
| FFFS | First Federal Financial Services, Inc. (MHC) | 15.00 | 20.50 | 35.00 | NA | 30.00 |
| MNCK | Monadnock Community Bancorp, Inc. (MHC) | 3.75 | 2.50 | -3.13 | NA | (6.25) |
| OFFO | Osage Federal Financial Inc. (MHC) | 20.00 | 22.50 | 9.50 | 9.50 | 20.00 |
| WAWL | Wawel Savings Bank (MHC) | 29.50 | 25.00 | 12.50 | 25.00 | 19.10 |
| **Q2'04** | **Average** | **17.06** | **17.63** | **13.47** | **17.25** | **15.71** |
| | **Median** | **17.50** | **21.50** | **11.00** | **17.25** | **19.55** |
| KFED | K-Fed Bancorp (MHC) | 34.90 | 30.00 | 15.10 | 29.00 | 38.80 |
| CZWI | Citizens Community Bancorp (MHC) | 23.70 | 32.50 | 17.50 | 18.50 | 18.00 |
| CSBK | Clifton Savings Bancorp, Inc. (MHC) | 22.50 | 37.50 | 32.90 | 24.00 | 19.70 |
| CHEV | Cheviot Financial Corp. (MHC) | 33.20 | 34.70 | 33.00 | 31.00 | 10.00 |
| **Q1'04** | **Average** | **28.58** | **33.68** | **24.63** | **25.63** | **21.63** |
| | **Median** | **28.45** | **33.60** | **25.20** | **26.50** | **18.85** |
| **2004 YTD** | **Average** | **22.82** | **25.65** | **19.05** | **22.83** | **18.67** |
| | **Median** | **23.10** | **27.50** | **16.30** | **24.50** | **19.40** |
| FLTB | Flatbush Federal Bancorp, Inc. (MHC) | 63.75 | 54.38 | 60.63 | 60.00 | 28.75 |
| ASBH | ASB Holding Company (MHC) | 62.00 | 71.00 | 68.50 | 79.50 | 49.50 |
| **Q4'03** | **Average** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** |
| | **Median** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** |
| **2003** | **Average** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** |
| | **Median** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** |
| MDNB | Minden Bancorp, Inc. (MHC) | 19.50 | 20.00 | 18.50 | 13.00 | 93.00 |
| **Q3'02** | **Average** | **19.50** | **20.00** | **18.50** | **13.00** | **93.00** |
| | **Median** | **19.50** | **20.00** | **18.50** | **13.00** | **93.00** |
| NEBS | New England Bancshares, Inc. (MHC) | 23.00 | 24.00 | 24.00 | 23.00 | 80.00 |
| **Q2'02** | **Average** | **23.00** | **24.00** | **24.00** | **23.00** | **80.00** |
| | **Median** | **23.00** | **24.00** | **24.00** | **23.00** | **80.00** |
| **2002** | **Average** | **21.25** | **22.00** | **21.25** | **18.00** | **86.50** |
| | **Median** | **21.25** | **22.00** | **21.25** | **18.00** | **86.50** |
| WFD | Westfield Financial Inc. (MHC) | 33.40 | 32.40 | 36.00 | 47.00 | 125.00 |
| AJSB | AJS Bancorp, Inc. (MHC) | 32.00 | 29.10 | 32.50 | 40.00 | 150.00 |
| CHFN | Charter Financial Corp. (MHC) | 42.50 | 52.50 | 74.10 | 121.00 | 249.20 |
| **Q4'01** | **Average** | **35.97** | **38.00** | **47.53** | **69.33** | **174.73** |
| | **Median** | **33.40** | **32.40** | **36.00** | **47.00** | **150.00** |
| **2001** | **Average** | **35.97** | **38.00** | **47.53** | **69.33** | **174.73** |
| | **Median** | **33.40** | **32.40** | **36.00** | **47.00** | **150.00** |
| **1/1/2001** | **Average** | **30.58** | **32.57** | **31.11** | **40.04** | **61.65** |
| **9/7/2004** | **Median** | **29.50** | **30.00** | **32.50** | **29.00** | **30.00** |

Source: SNL Securities

The aftermarket performance warrants an upward adjustment as the performance continues to be solid.

## VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

| Valuation Factor | Valuation Adjustment |
|---|---|
| Financial Condition | Moderate Upward |
| Balance Sheet Growth | Upward |
| Earnings Quality, Predictability and Growth | Slight Downward |
| Market Area | Upward |
| Dividends | No Adjustment |
| Liquidity of the Issue | Downward |
| Recent Regulatory Matters | No Adjustment |

Additionally, the following adjustment should be made to the Bank's market value.

| Valuation Factor | Valuation Adjustment |
|---|---|
| Management | No Adjustment |
| Subscription Interest | Upward |

# 7. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibit 11.

## DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all Maryland public thrifts, all publicly traded thrifts and the recent (2001 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and Maryland MHC thrifts are shown in Exhibit 8.

Price to Earnings – According to the OTS Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

Price to Book/Price to Tangible Book - According to the OTS Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro feels that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the OTS Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

## FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the premiums and discounts defined in the section above, the Bank pricing at the midpoint as if fully converted is estimated to be $17,500,000. Based upon a range below and above the midpoint value, the relative values are $14,875,000 at the minimum and $20,125,000 at the maximum respectively. At the super maximum of the range, the offering value would be $23,143,750.

At the various levels of the estimated value range, the full offering would result in the following offering data:

**FIGURE 40 - VALUE RANGE - FULL OFFERING**

| Conclusion | Total Shares Shares | Price Per Share | Total Value |
|---|---|---|---|
| Appraised Value - Midpoint | 1,750,000 | $ 10 | $ 17,500,000 |
| Range: | | | |
| - Minimum | 1,487,500 | $ 10 | 14,875,000 |
| - Maximum | 2,012,500 | 10 | 20,125,000 |
| - Super Maximum | 2,314,375 | 10 | 23,143,750 |

Source: FinPro Inc. Pro forma Model

## FIGURE 41 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

| | | Bank | Comparables Mean | Comparables Median | State Mean | State Median | National Mean | National Median |
|---|---|---|---|---|---|---|---|---|
| | Min | 20.83 | | | | | | |
| Price-Core Earnings Ratio P/E | Mid | 23.81 | 46.32 | 39.98 | 47.73 | 40.85 | 119.89 | 119.89 |
| | Max | 26.32 | | | | | | |
| | Smax | 29.41 | | | | | | |
| | Min | 73.31% | | | | | | |
| Price-to-Book Ratio P/B | Mid | 77.58% | 100.74% | 99.55% | 103.58% | 101.92% | 101.92% | 101.92% |
| | Max | 81.10% | | | | | | |
| | Smax | 84.39% | | | | | | |
| | Min | 73.37% | | | | | | |
| Price-to-Tangible Book Ratio P/TB | Mid | 77.64% | 104.72% | 103.39% | 107.95% | 103.87% | 105.02% | 105.02% |
| | Max | 81.17% | | | | | | |
| | Smax | 84.46% | | | | | | |
| | Min | 13.52% | | | | | | |
| Price-to-Assets Ratio P/A | Mid | 15.58% | 22.52% | 21.84% | 25.41% | 25.74% | 11.53% | 11.53% |
| | Max | 17.57% | | | | | | |
| | Smax | 19.75% | | | | | | |

Source: FinPro Calculations

This equates to the following multiples:

## FIGURE 42 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

| | Price Relative to Fully Converted | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at midpoint) Full Conversion | 23.81 | 23.81 | 77.58% | 77.64% | 15.58% |
| Comparable Group Median | 37.79 | 39.98 | 99.55% | 103.39% | 21.84% |
| (Discount) Premium | -37.00% | -40.45% | -22.07% | -24.91% | -28.65% |

Source: SNL data, FinPro Calculations

As Figure 42 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 40.45% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 24.91% discount to the Comparable Group.

## FIGURE 43 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

| | Price Relative to Fully Converted | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at the supermax) Full Conversion | 29.41 | 29.41 | 84.39% | 84.46% | 19.75% |
| Comparable Group Median | 37.79 | 39.98 | 99.55% | 103.39% | 21.84% |
| (Discount) Premium | -22.18% | -26.44% | -15.23% | -18.31% | -9.56% |

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 26.44% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at an 18.31% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC Conversion assuming an issuance of 45.00%, is estimated to be $7,875,000. Based upon a range below and above the midpoint value, the relative values are $6,693,750 at the minimum and $9,056,250 at the maximum, respectively. At the super maximum of the range, the offering value would be $10,414,690.

### FIGURE 44 - VALUE RANGE MHC OFFERING DATA

| Conclusion | Total Shares | Price per Share | Total Value |
|---|---|---|---|
| Appraised Value - $14,875,000 at 45% | 669,375 | $10 | $6,693,750 |
| Appraised Value - $17,500,000 at 45% | 787,500 | $10 | $7,875,000 |
| Appraised Value - $20,125,000 at 45% | 905,625 | $10 | $9,056,250 |
| Appraised Value - $23,143,750 at 45% | 1,041,469 | $10 | $10,414,690 |

Source: FinPro Inc. Pro forma Model

### FIGURE 45 - COMPARABLE <u>GAAP</u> PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

| | Price Relative to GAAP | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at midpoint) MHC | 28.57 | 28.57 | 123.92% | 124.07% | 16.85% |
| Unadjusted MHC Trading Median | 30.60 | 44.00 | 200.45% | 232.55% | 24.84% |
| (Discount) Premium | -6.63% | -35.07% | -38.18% | -46.65% | -32.17% |

Source: SNL data, FinPro Calculations

As Figure 45 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 35.07% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 46.65% discount to the Comparable Group.

### FIGURE 46 - COMPARABLE <u>GAAP</u> PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

| | Price Relative to GAAP | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at the supermax) MHC | 37.04 | 37.04 | 142.05% | 142.25% | 21.82% |
| Unadjusted MHC Trading Median | 30.60 | 44.00 | 200.45% | 232.55% | 24.84% |
| (Discount) Premium | 21.05% | -15.82% | -29.13% | -38.83% | -12.16% |

Source: SNL data, FinPro Calculations

As Figure 46 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 15.82% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 38.83% discount to the Comparable Group.

## COMPARISON TO NONLIQUID MHC

Nonliquid companies traded at lower levels relative to liquid companies, as discussed in the liquidity of the issue section. The following table displays the trading multiples of all pink sheet MHCs relative to the Comparable Group. The pink sheet median price to *GAAP* tangible book multiple is 24.94% below the Comparable Group median price to *GAAP* tangible book multiple.

## FIGURE 47 – COMPARISON TO PINK SHEET MHCS

| Ticker | Short Name | Current Market Value ($M) | Current Price in Relation to Earnings (x) | Core EPS (x) | LTM EPS (x) | LTM Core EPS (x) | Book Value (%) | Tangible Book Value (%) | Assets (%) |
|---|---|---|---|---|---|---|---|---|---|
| | **All Pink Sheet Mutual Holding Companies - Fully Converted** | | | | | | | | |
| ASFE | AF Financial Group, Inc. (MHC) | 19.20 | 172.25 | 172.25 | NM | NM | 92.25 | 100.33 | 9.11 |
| AJSB | AJS Bancorp, Inc. (MHC) | 56.80 | 37.81 | 37.81 | 40.03 | 40.68 | 101.82 | 101.82 | 19.89 |
| ALMG | Alamogordo Financial Corp. (MHC) | 52.20 | 65.92 | 65.92 | 66.93 | 66.93 | 87.21 | 87.21 | 27.74 |
| ALPN | Alpena Bancshares, Inc. (MHC) | 27.30 | 31.89 | 142.67 | 28.96 | 43.61 | 79.46 | 89.18 | 10.14 |
| ASBH | ASB Holding Company (MHC) | 83.00 | NA | NA | NA | NA | NA | NA | NA |
| CZWI | Citizens Community Bancorp (MHC) | 35.90 | NA | NA | NA | NA | NA | NA | NA |
| EBMT | Eagle Bancorp (MHC) | 38.30 | 26.92 | 30.40 | 17.46 | 17.86 | 92.20 | 92.20 | 17.37 |
| EKFC | Eureka Financial Corporation (MHC) | 36.80 | 34.76 | 34.76 | 41.57 | 41.57 | 96.76 | 96.76 | 34.89 |
| FLTB | Flatbush Federal Bancorp, Inc. (MHC) | 23.80 | 139.78 | 139.78 | 157.62 | 157.62 | 89.79 | 89.79 | 15.70 |
| LBTM | Liberty Savings Bank, FSB (MHC) | 32.40 | 19.59 | 19.59 | 40.43 | 42.89 | 88.90 | 88.90 | 13.99 |
| MSVB | Mid-Southern Savings Bank, FSB (MHC) | 26.70 | 110.13 | 28.62 | 36.34 | 29.46 | 86.84 | 86.84 | 15.86 |
| MDNB | Minden Bancorp, Inc. (MHC) | 27.40 | 21.99 | 21.99 | 21.64 | 21.64 | 87.68 | 87.68 | 22.56 |
| NEBS | New England Bancshares, Inc. (MHC) | 40.60 | 38.95 | 40.58 | 40.98 | 43.50 | 86.30 | 89.99 | 17.68 |
| ROEB | Roebling Financial Corp, Inc. (MHC) | 15.40 | 25.23 | 25.23 | 27.95 | 27.95 | 106.18 | 106.18 | 15.88 |
| SERC | Service Bancorp Inc. (MHC) | 44.10 | 19.61 | 18.48 | 21.34 | 21.76 | 95.99 | 95.99 | 13.32 |
| WAKE | Wake Forest Bancshares, Inc. (MHC) | 22.10 | 19.04 | 19.04 | 20.18 | 20.18 | 82.95 | 82.95 | 22.85 |
| WAWL | Wawel Savings Bank (MHC) | 25.10 | NA | NA | NA | NA | NA | NA | NA |
| WFSM | Westborough Financial Services, Inc. (MHC) | 46.90 | 50.25 | 55.24 | 37.70 | 39.46 | 87.12 | 87.12 | 16.22 |
| | All Pink Sheet MHC's Median | 34.15 | 34.76 | 34.76 | 37.02 | 40.07 | 88.90 | 89.79 | 16.22 |
| | Comparable Median | 77.20 | 31.30 | 32.66 | 37.79 | 39.98 | 99.55 | 103.39 | 21.84 |
| | Premium/(Discount) to the Comparable Group | | 11.07% | 6.43% | -2.04% | 0.22% | -10.70% | -13.15% | -25.72% |
| | **All Pink Sheet Mutual Holding Companies - MHC Multiples** | | | | | | | | |
| ASFE | AF Financial Group, Inc. (MHC) | 19.20 | NM | 228.10 | NM | NM | 154.60 | 178.70 | 9.47 |
| AJSB | AJS Bancorp, Inc. (MHC) | 56.80 | 41.70 | 41.70 | 44.60 | 45.40 | 189.80 | 189.80 | 21.62 |
| ALMG | Alamogordo Financial Corp. (MHC) | 52.20 | NM | 76.70 | NM | 75.30 | 183.10 | 183.10 | 33.10 |
| ALPN | Alpena Bancshares, Inc. (MHC) | 27.30 | 34.30 | 170.50 | 31.00 | 47.30 | 127.30 | 154.30 | 10.64 |
| ASBH | ASB Holding Company (MHC) | 83.00 | 37.40 | 37.40 | NA | NA | 219.40 | 219.40 | 20.32 |
| CZWI | Citizens Community Bancorp (MHC) | 35.90 | 36.90 | 36.90 | NA | NA | 185.20 | 188.70 | 23.56 |
| EBMT | Eagle Bancorp (MHC) | 38.30 | 28.20 | 32.00 | 18.20 | 18.60 | 159.50 | 159.50 | 18.87 |
| EKFC | Eureka Financial Corporation (MHC) | 36.80 | 39.50 | 39.50 | 46.90 | 46.90 | 190.70 | 190.70 | 42.41 |
| FLTB | Flatbush Federal Bancorp, Inc. (MHC) | 23.80 | NM | 128.80 | NA | NA | 151.60 | 151.60 | 16.92 |
| LBTM | Liberty Savings Bank, FSB (MHC) | 32.40 | 20.70 | 20.70 | 42.90 | 45.50 | 161.80 | 161.80 | 15.07 |
| MSVB | Mid-Southern Savings Bank, FSB (MHC) | 26.70 | NM | 35.70 | 40.60 | 33.30 | 184.10 | 184.10 | 17.54 |
| MDNB | Minden Bancorp, Inc. (MHC) | 27.40 | 24.10 | 24.10 | 24.10 | 24.10 | 152.10 | 152.10 | 25.46 |
| NEBS | New England Bancshares, Inc. (MHC) | 40.60 | 40.90 | 42.70 | 40.90 | 43.50 | 150.10 | 161.70 | 19.39 |
| ROEB | Roebling Financial Corp, Inc. (MHC) | 15.40 | 26.50 | 26.50 | 29.60 | 29.60 | 207.60 | 207.60 | 17.09 |
| SERC | Service Bancorp Inc. (MHC) | 44.10 | 30.10 | 19.50 | 23.70 | 22.70 | 170.40 | 170.40 | 13.89 |
| WAKE | Wake Forest Bancshares, Inc. (MHC) | 22.10 | 20.90 | 20.90 | 21.60 | 21.60 | 136.50 | 136.50 | 25.64 |
| WAWL | Wawel Savings Bank (MHC) | 25.10 | 24.80 | 24.80 | NA | NA | 191.50 | 191.50 | 33.98 |
| WFSM | Westborough Financial Services, Inc. (MHC) | 46.90 | 56.70 | 62.70 | 41.60 | 43.60 | 168.10 | 168.10 | 17.81 |
| | All Pink Sheet MHC's Median | 34.15 | 32.20 | 37.15 | 35.80 | 43.50 | 169.25 | 174.55 | 19.13 |
| | Comparable Median | 77.20 | 33.10 | 35.75 | 38.10 | 44.00 | 200.45 | 232.55 | 24.84 |
| | Premium/(Discount) to the Comparable Group | | -2.72% | 3.92% | -6.04% | -1.14% | -15.56% | -24.94% | -22.99% |

Source: SNL data, FinPro Calculations

As a secondary check, FinPro selected all pink sheet MHCs.

### FIGURE 48 – PINK SHEET MHC AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

| | Price Relative to Fully Converted | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at midpoint) Full Conversion | 23.81 | 23.81 | 77.58% | 77.64% | 15.58% |
| Comparable Group Median | 37.02 | 40.07 | 88.90% | 89.79% | 16.22% |
| (Discount) Premium | -35.68% | -40.58% | -12.73% | -13.54% | -3.94% |

Source: SNL data, FinPro Calculations

As Figure 48 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 40.58% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 13.54% discount to the Pink Sheet MHC median.

### FIGURE 49 - PINK SHEET MHC AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

| | Price Relative to Fully Converted | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at the supermax) Full Conversion | 29.41 | 29.41 | 84.39% | 84.46% | 19.75% |
| Comparable Group Median | 37.02 | 40.07 | 88.90% | 89.79% | 16.22% |
| (Discount) Premium | -20.56% | -26.61% | -5.07% | -5.94% | 21.77% |

Source: SNL data, FinPro Calculations

As Figure 49 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 26.61% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 5.94% discount to the Pink Sheet MHC median.

### FIGURE 50 – PINK SHEET GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

| | Price Relative to GAAP | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at midpoint) MHC | 28.57 | 28.57 | 123.92% | 124.07% | 16.85% |
| Unadjusted MHC Trading Median | 35.80 | 43.50 | 169.25% | 174.55% | 19.13% |
| (Discount) Premium | -20.20% | -34.32% | -26.78% | -28.92% | -11.92% |

Source: SNL data, FinPro Calculations

As Figure 50 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 34.32% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 28.92% discount to the Pink Sheet MHC median.

### FIGURE 51 - PINK SHEET GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

| | Price Relative to GAAP | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at the supermax) MHC | 37.04 | 37.04 | 142.05% | 142.25% | 21.82% |
| Unadjusted MHC Trading Median | 35.80 | 43.50 | 169.25% | 174.55% | 19.13% |
| (Discount) Premium | 3.46% | -14.85% | -16.07% | -18.50% | 14.06% |

Source: SNL data, FinPro Calculations

As Figure 51 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 14.85% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at an 18.50% discount to the Pink Sheet MHC median.

## Comparison to Recent MHC Conversions

To verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions. The only one of these MHC offerings of similar size is Lincoln Park.

### Figure 52 – Comparison to Filed and Pending MHC Offerings

| | Super Maximum Appraisal Price to Full Converted Tangible Book |
|---|---|
| BV Financial | 84.46 |
| **Applications Filed:** | |
| Ocean Shore Holding Co. | 89.77 |
| Kearny Financial Corp. | 85.01 |
| Lincoln Park Bancorp | 82.47 |
| Abington Community Bancorp | 84.41 |
| **Pending Offerings:** | |
| SI Financial Group | 90.71 |
| PSB Holdings Inc. | 85.17 |
| Atlantic Coast Federal | 87.91 |
| Home Federal Bancorp | 86.19 |
| Naugatuck Valley Financial | 90.25 |

Source: 9/8/04 Conversion Watch

## VALUATION CONCLUSION

We believe that the discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group. This range was confirmed by the trading values of other illiquid MHCs,. Additionally, this range was analyzed relative to other filed and pending MHC offerings.

It is, therefore, FinPro's opinion that as of September 7, 2004, the estimated pro forma market value of the Bank in a full offering was $17,500,000 at the midpoint of a range with a minimum of $14,875,000 to a maximum of $20,125,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $23,143,750.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 45.00% will equal 669,375 shares, 787,500 shares, 905,625 shares and 1,041,469 shares at the minimum, midpoint, maximum and super maximum, respectively.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

# Exhibit 1 - Firm Overview

FinPro, Inc. was established in 1987 as a full service investment banking and management consulting firm specializing in providing advisory services to the financial institutions industry.

FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies.

FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.

FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:

- strategic planning and mergers and acquisitions at the Stonier School of Banking;
- strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
- various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
- an online mergers and acquisitions course for the American Bankers Association.

FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.

**Asset / Liability Management**
- Interest Rate Risk Modeling
- Investment Advisory
- Balance Sheet Restructuring

**Capital Markets**
- Corporate Finance
- Mergers and Acquisitions
- Fairness Opinions
- Bank Appraisals and Valuations

**Compliance**
- Quarterly Bank Fiduciary Package
- CRA Performance Review and Improvement
- Compliance Reviews

**Financial**
- Core Deposit Studies and Intangible Impairment Analysis
- Earnings Improvement Studies

**Market Feasibility Studies**
- Market Studies and Market Area Evaluations
- Site Studies
- Branch Applications

**Market Research**
- Branch Evaluations, Acquisitions, Sales, Consolidations and Swaps
- Branch and Product Profitability
- Competitive Analysis and Positioning
- Customer Segmentation and Profiling

**Operations**
- Financial Reporting
- Operational and Systems Consulting

**Strategic Planning**
- Budgeting
- Strategic and Business Planning

# Exhibit 1 – Firm Overview, Dennis E. Gibney

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $2.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Dennis' areas of expertise include financial modeling, merger accounting, security valuation, interest rate risk analysis, portfolio management and competitive analysis.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis is a member of the New York Society of Security Analysts. He earned a B.S. from Babson College with a triple-major in Finance, Investments and Economics.



**Dennis E. Gibney, CFA**
Managing Director

## Exhibit 2.

| ASSETS | June 30, 2004 | | June 30, 2003 |
|---|---|---|---|
| **Assets:** | | | |
| Cash | $ 1,204 | | $ 969 |
| Interest bearing deposits in other banks | 5,006 | | 5,647 |
| Federal funds sold | 3,662 | | 3,213 |
| Cash and Cash Equivalents | 9,872 | | 9,829 |
| Securities available for sale | 5,520 | | 5,484 |
| Securities held to maturity | 4,488 | | 4,699 |
| Loans receivable, net of allowance for loan losses 2004 $292; 2003 $252 | 72,249 | | 60,456 |
| Foreclosed real estate | - | | 76 |
| Premises and equipment, net | 2,644 | | 1,628 |
| Federal Home Loan Bank of Atlanta stock, at cost | 472 | | 465 |
| Investment on life insurance | 1,732 | | 1,741 |
| Accrued interest and other assets | 678 | | 514 |
| **Total Assets** | $ 97,655 | # | $ 84,892 |

| LIABILITIES AND EQUITY | 2004 | | 2003 |
|---|---|---|---|
| **Liabilities:** | | | |
| Official checks | $ 1,257 | | $ 467 |
| Deposits | 87,011 | | 75,602 |
| Advance payments by borrowers for taxes and insurance | 949 | | 870 |
| Other liabilities | 534 | | 499 |
| **Total Liabilities** | 89,751 | | 77,438 |
| **Equity:** | | | |
| Retained Earnings | 7,937 | | 7,395 |
| **Accumulated other comprehensive income** | (23) | | 59 |
| **Total Equity** | 7,914 | | 7,454 |
| **Total Liabilities and Equity** | $ 97,665 | # | $ 84,892 |

## Exhibit 3.

| | Years Ended June 30, 2004 | 2003 |
|---|---|---|
| **Interest Income** | | |
| Interest and fees on loans | $ 4,200 | $ 4,166 |
| Interest on mortgage-backed securities | 106 | 236 |
| Interest and dividends on investment securities | 285 | 321 |
| Other interest income | 103 | 83 |
| **Total Interest Income** | 4,694 | 4,806 |
| **Interest Expense on Deposits** | 1,873 | 2,135 |
| **Net Interest Income Before Provision for Loan Losses** | 2,821 | 2,671 |
| **Provision for Loan Losses** | 59 | 322 |
| **Net Interest Income After Provision for Loan Losses** | 2,762 | 2,349 |
| **Non-Interest Income:** | | |
| Service fees on deposits | 118 | 118 |
| Service fees on loans | 27 | 27 |
| Income from investment in life insurance | 84 | 86 |
| Other income | 19 | 24 |
| Death benefit from life insurance | 100 | - |
| **Total Non-Interest Income** | 348 | 255 |
| **Non-Interest Expenses:** | | |
| Compensation and related expenses | 1,333 | 1,210 |
| Occupancy | 121 | 89 |
| Data processing | 254 | 238 |
| Foreclosed real estate activity | (1) | 30 |
| Telephone and postage | 57 | 43 |
| Advertising | 72 | 31 |
| Professional fees | 77 | 75 |
| Equipment expense | 94 | 33 |
| Other | 279 | 227 |
| **Total Non-Interest Expenses** | 2,286 | 1,976 |
| **Income before Income Taxes** | 824 | 628 |
| **Provision before Income Taxes** | 282 | 234 |
| **Net Income** | $ 542 | $ 394 |

**Exhibit 4**

**Bay-Vanguard Federal Savings Bank**

**OTS Docket # : 08386**

**Reconciliation of the TFR Schedule SO and the Audited Income Statement**

**For the Twelve Months Ended June 30, 2004**

| Description | | Net Income ($ in 000's) |
|---|---|---|
| 09/30/03 TFR SO net income | $ | 237 |
| 12/31/03 TFR SO net income | | 104 |
| 03/31/04 TFR SO net income | | 122 |
| 06/30/04 TFR SO net income | | 122 |
| Net income for 12 months ended 6/30/04 | $ | 585 |
| | | |
| Financial Statements: | | |
| Net income for 12 Months ended 6/30/04 | $ | 542 |
| | | |
| Variance | $ | (43) |
| | | |
| Material Adjustments: | | |
| Reduction in income from life insurance investments | | (64) |
| Reduction in associated tax expense | | 24 |

## Exhibit 5.

| | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|
| **Balance - July 1, 2002** | $ 7,001 | $ 41 | $ 7,042 |
| Comprehensive income: | | | |
| Net income | 394 | - | 394 |
| Unrealized holding gains (net of tax of $12) | - | 18 | 18 |
| **Total Comprehensive Income** | | | 412 |
| **Balance - June 30, 2003** | 7,395 | 59 | 7,454 |
| Comprehensive income: | | | |
| Net income | 542 | | 542 |
| Unrealized holding losses (net of tax $52) | | (82) | (82) |
| **Total Comprehensive Income** | | | 460 |
| Balance - June 30, 2004 | **$ 7,937** | **$ (23)** | **$ 7,914** |

## Exhibit 6.

| | Years Ended June 30, 2004 | 2003 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ 542 | $ 394 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Net amortization of discounts and premiums | 15 | 17 |
| Provision for loan losses | 59 | 322 |
| Loan fees deferred | 240 | 97 |
| Amortization of deferred loan fees | (76) | (131) |
| Provision for depreciation | 92 | 48 |
| Loss on sale of foreclosed real estate, repossessed assets and fixed assets | 30 | 21 |
| Increase in cash surrender value of life insurance | (84) | (86) |
| Death benefit from life insurance | (100) | - |
| Increase (decrease) in other assets and other liabilities | (25) | 2 |
| **Net Cash Provided by Operating Activities** | 693 | 684 |
| **Cash Flows from Investing Activities** | | |
| Purchases of investments available for sale | (1,079) | (68) |
| Proceeds from sale or maturity of investments available for sale | - | 2,500 |
| Purchase of investments held to maturity | (2,505) | (4,000) |
| Proceeds from maturity of investments held to maturity | 2,250 | 3,500 |
| Principal collected on mortgage backed securities | 1,360 | 1,978 |
| Net increase in loans | (12,046) | (8,604) |
| Purchase of premises and equipment | (1,122) | (1,148) |
| Purchase of Federal Home Loan Bank stock | (7) | (32) |
| Proceeds from sale of foreclosed real estate | 28 | 85 |
| Improvements to foreclosed real estate | - | (11) |
| Purchase on life insurance | - | (1,434) |
| Proceeds from life insurance | 193 | - |
| **Net Cash Provided by (Used in) Investing Activities** | (12,928) | (7,234) |
| **Cash Flows from Financing Activities** | | |
| Increase (decrease) in official checks | 790 | 186 |
| Net increase in demand deposits, money market, passbook accounts, and advances by borrowers for taxes and insurance | 11,409 | 10,110 |
| Net increase (decrease) in certificates of deposit | 79 | 8 |
| **Net Cash Provided by (Used in) Financing Activities** | 12,278 | 10,304 |
| **Net Increase in Cash and Cash Equivalents** | 43 | 3,754 |
| **Cash and Cash Equivalents-Beginning** | 9,829 | 6,075 |
| **Cash and Cash Equivalents-Ending** | $ 9,872 | $ 9,829 |
| **Supplementary Cash Flows Information** | | |
| Interest paid | $ 1,873 | $ 2,142 |
| Income Taxes paid | $ 306 | $ 226 |
| Net loans transferred to foreclosed real estate | $ 30 | $ 137 |

# Exhibit 7

## Selected Financial Data

| Ticker | Short Name | Exchange | City | State | Number of Offices | IPO Date | Total Assets ($000) | Loans/ Deposits (%) | Loans/ Assets (%) | Securities Assets (%) | Deposits/ Assets (%) | Borrowings/ Assets (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | *Corporate* | | | | | *Key Financial Data for the Most Recent Period End* | | | | | |
| | *Comparable Thrift Data* | | | | | | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank (M | NASDAQ | Broomall | PA | 8 | 03/03/1995 | 382,759 | 73.71 | 54.52 | 33.58 | 73.98 | 16.06 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | NASDAQ | Baltimore | MD | 16 | 07/08/1998 | 749,957 | 63.39 | 49.19 | 44.51 | 77.60 | 16.27 |
| GCBC | Greene County Bancorp Inc. (MHC) | NASDAQ | Catskill | NY | 6 | 12/30/1998 | 284,579 | 61.62 | 52.77 | 37.45 | 85.64 | 3.51 |
| GOV | Gouverneur Bancorp Inc. (MHC) | AMEX | Gouverneur | NY | 2 | 03/23/1999 | 98,026 | 124.15 | 76.65 | 15.07 | 61.74 | 18.36 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | NASDAQ | Jacksonville | IL | 8 | 04/21/1995 | 265,795 | 55.07 | 48.84 | 43.30 | 88.69 | 2.36 |
| ONFC | Oneida Financial Corp. (MHC) | NASDAQ | Oneida | NY | 9 | 12/30/1998 | 430,766 | 66.47 | 47.66 | 39.45 | 71.71 | 16.24 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | NASDAQ | Oswego | NY | 6 | 11/16/1995 | 299,932 | 79.63 | 62.08 | 25.72 | 77.97 | 13.84 |
| ROME | Rome Bancorp, Inc. (MHC) | NASDAQ | Rome | NY | 4 | 10/06/1999 | 265,315 | 106.65 | 83.44 | 9.05 | 78.24 | 6.88 |
| WCFB | Webster City Federal Bancorp (MHC) | NASDAQ | Webster City | IA | 1 | 08/15/1994 | 104,796 | 97.76 | 66.21 | 16.56 | 67.73 | 9.26 |
| WFD | Westfield Financial Inc. (MHC) | AMEX | Westfield | MA | 10 | 12/28/2001 | 789,509 | 58.17 | 45.70 | 43.45 | 78.57 | 5.92 |
| | Average | | | | | | 367,143 | 78.66 | 58.71 | 30.81 | 76.19 | 10.87 |
| | Median | | | | | | 292,256 | 70.09 | 53.65 | 35.52 | 77.79 | 11.55 |
| | Maximum | | | | | | 789,509 | 124.15 | 83.44 | 44.51 | 88.69 | 18.36 |
| | Minimum | | | | | | 98,026 | 55.07 | 45.70 | 9.05 | 61.74 | 2.36 |
| | BV Financial, Inc. | | Baltimore | MD | 4 | | 97,655 | 85.72 | 73.98 | 10.25 | 89.10 | - |
| | **Variance to the Comparable Median** | | | | | | (194,601) | 15.63 | 20.34 | (25.27) | 11.32 | (11.55) |

# Exhibit 7

## Selected Financial Data

| Ticker | Short Name | Capital for the Most Recent Period End: Equity/ Assets (%) | Tangible Equity/ Tang Assets (%) | Intangible Assets/ Equity (%) | Core Capital/ Tangible Assets (%) | Equity + Reserves/ Assets (%) | Asset Quality for the Most Recent Period End: NPLs/ Loans (%) | Reserves/ NPLs (%) | NPAs/ Assets (%) | NPAs/ Equity (%) | Reserves/ Loans (%) | Reserves/ NPAs + 90 (%) | Profitability for the Last Twelve Months: Return on Avg Assets (%) | Return on Avg Equity (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Comparable Thrift Data* | | | | | | | | | | | | | |
| .LLB | Greater Delaware Valley Savings Bank | 9.15 | 9.15 | - | 9.32 | 9.82 | 0.54 | 227.36 | 1.28 | 13.95 | 1.22 | 47.09 | 0.64 | 6.82 |
| CSB | BCSB Bankcorp, Inc (MHC) | 5.38 | 5.04 | 6.63 | 7.21 | 5.70 | 0.30 | 216.50 | 0.17 | 3.08 | 0.65 | 191.96 | 0.10 | 1.51 |
| CBC | Greene County Bancorp Inc (MHC) | 10.48 | 10.48 | - | NA | 10.92 | NA | NA | NA | NA | 0.83 | NA | 1.08 | 9.98 |
| OV | Gouverneur Bancorp Inc. (MHC) | 18.21 | 18.21 | - | 17.70 | 18.94 | 0.92 | 103.04 | 0.86 | 4.73 | 0.95 | 84.36 | 0.89 | 4.68 |
| XSB | Jacksonville Bancorp, Inc (MHC) | 7.24 | 6.17 | 15.83 | 6.64 | 8.03 | 1.73 | 92.90 | 1.01 | 13.99 | 1.60 | 74.67 | 0.26 | 3.48 |
| NFC | Oneida Financial Corp. (MHC) | 11.33 | 8.50 | 27.30 | 7.96 | 11.86 | 0.30 | 360.60 | 0.17 | 1.47 | 1.09 | 316.97 | 0.70 | 5.95 |
| BHC | Pathfinder Bancorp, Inc. (MHC) | 7.03 | 5.59 | 21.72 | NA | 7.64 | 1.61 | 60.88 | 1.11 | 15.75 | 0.98 | 55.29 | 0.52 | 6.95 |
| OME | Rome Bancorp, Inc. (MHC) | 13.40 | 13.40 | - | 13.20 | 14.08 | 0.47 | 173.92 | 0.49 | 3.66 | 0.82 | 131.83 | 0.57 | 4.09 |
| CFB | Webster City Federal Bancorp (MHC) | 21.55 | 21.46 | 0.48 | 19.48 | 21.88 | 0.75 | 68.34 | NA | NA | 0.51 | NA | 1.08 | 5.05 |
| FD | Westfield Financial Inc (MHC) | 14.77 | 14.77 | - | 14.59 | 15.38 | 0.72 | 185.86 | 0.33 | 2.21 | 1.33 | 185.86 | 0.71 | 4.64 |
| | Average | 11.85 | 11.28 | 7.20 | 12.01 | 12.43 | 0.82 | 165.49 | 0.68 | 7.36 | 1.00 | 136.00 | 0.66 | 5.32 |
| | Median | 10.91 | 9.82 | 0.24 | 11.26 | 11.39 | 0.72 | 173.92 | 0.68 | 4.20 | 0.97 | 108.10 | 0.67 | 4.87 |
| | Maximum | 21.55 | 21.46 | 27.30 | 19.48 | 21.88 | 1.73 | 360.60 | 1.28 | 15.75 | 1.60 | 316.97 | 1.08 | 9.98 |
| | Minimum | 5.38 | 5.04 | - | 6.64 | 5.70 | 0.30 | 60.88 | 0.17 | 1.47 | 0.51 | 47.09 | 0.10 | 1.51 |
| | BV Financial, Inc. | 8.10 | 8.09 | 0.19 | 8.12 | 8.40 | 0.67 | 58.63 | 0.57 | 7.06 | 0.39 | 52.24 | 0.59 | 7.01 |
| | **Variance to the Comparable Median** | (2.80) | (1.73) | (0.05) | (3.14) | (2.99) | (0.05) | (115.29) | (0.10) | 2.87 | (0.58) | (55.86) | (0.08) | 2.15 |

# Exhibit 7

## Selected Financial Data

| Ticker | Short Name | Yield on Ave Earn Assets (%) | Cost of Funds (%) | Net Interest Spread (%) | Net Interest Margin (%) | Noninterest Income/ Avg Assets (%) | Noninterest Expense/ Avg Assets (%) | Efficiency Ratio (%) | Overhead Ratio (%) | Asset Growth Rate (%) | Loan Growth Rate (%) | Deposit Growth Rate (%) | Market Value ($) | Price Per Share ($) | Price High ($) | Price Low ($) | Publicly Reported Book Value ($) | Tangible Publicly Rep Book Value ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | *Income Statement for the Last Twelve Months* | | | | | | | | *Balance Sheet Growth for the Last Twelve Months* | | | *Market Data* | | | | | |
| | *Comparable Thrift Data* | | | | | | | | | | | | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank | NA | NA | NA | 3.30 | 0.37 | 2.73 | 78.12 | 75.54 | (0.47) | 7.91 | (0.62) | 105.10 | 30.53 | 31.00 | 26.45 | 10.18 | 10.18 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | NA | NA | NA | 2.45 | 0.22 | 2.30 | 92.48 | 91.76 | 17.23 | (1.74) | 6.31 | 92.30 | 15.64 | 16.50 | 13.15 | 6.84 | 6.38 |
| GCBC | Greene County Bancorp Inc. (MHC) | NA | NA | NA | 3.93 | 1.00 | 3.13 | 66.54 | 57.55 | 10.75 | 12.60 | 11.77 | 64.90 | 31.60 | 32.90 | 28.81 | 14.76 | 14.76 |
| GOV | Gouverneur Bancorp Inc. (MHC) | NA | NA | NA | 4.19 | 0.38 | 2.80 | 64.72 | 61.25 | 10.36 | 24.72 | 6.31 | 30.40 | 13.30 | 13.30 | 11.50 | 7.84 | 7.84 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | NA | NA | NA | 3.00 | 0.85 | 2.93 | 79.57 | 73.33 | 1.78 | (1.84) | 0.67 | 31.00 | 15.90 | 15.90 | 13.20 | 9.86 | 8.30 |
| ONFC | Oneida Financial Corp. (MHC) | 5.33 | 2.27 | 3.06 | 3.37 | 2.44 | 4.47 | 82.21 | 67.61 | 0.35 | 5.07 | 2.13 | 89.50 | 11.95 | 12.45 | 9.40 | 6.52 | 4.74 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | NA | NA | NA | 3.47 | 0.72 | 3.16 | 79.63 | 75.02 | 5.94 | 4.03 | 14.34 | 39.40 | 16.08 | 16.63 | 14.77 | 8.61 | 6.74 |
| ROME | Rome Bancorp, Inc. (MHC) | NA | 1.68 | NA | 4.57 | 0.53 | 3.47 | 73.51 | 70.18 | 2.78 | 12.24 | 1.89 | 121.50 | 28.70 | 31.60 | 27.75 | 8.40 | 8.40 |
| WCFB | Webster City Federal Bancorp (MHC) | NA | NA | NA | 3.56 | 0.34 | 2.06 | 54.67 | 50.21 | (1.36) | 0.46 | (2.33) | 50.90 | 13.49 | 15.50 | 12.06 | 5.99 | 5.96 |
| WFD | Westfield Financial Inc. (MHC) | 4.49 | NA | NA | 2.93 | 0.36 | 2.16 | 69.73 | 65.81 | (2.52) | (2.85) | (5.43) | 226.30 | 22.50 | 22.70 | 16.81 | 12.20 | 12.20 |
| | Average | 4.91 | 1.98 | 3.06 | 3.48 | 0.72 | 2.92 | 74.12 | 68.83 | 4.48 | 6.06 | 3.50 | 85.13 | 19.97 | 20.85 | 17.39 | 9.12 | 8.55 |
| | Median | 4.91 | 1.98 | 3.06 | 3.42 | 0.46 | 2.87 | 75.82 | 68.90 | 2.28 | 4.55 | 2.01 | 77.20 | 15.99 | 16.57 | 13.99 | 8.51 | 8.07 |
| | Maximum | 5.33 | 2.27 | 3.06 | 4.57 | 2.44 | 4.47 | 92.48 | 91.76 | 17.23 | 24.72 | 14.34 | 226.30 | 31.60 | 32.90 | 28.81 | 14.76 | 14.76 |
| | Minimum | 4.49 | 1.68 | 3.06 | 2.45 | 0.22 | 2.06 | 54.67 | 50.21 | (2.52) | (2.85) | (5.43) | 30.40 | 11.95 | 12.45 | 9.40 | 5.99 | 4.74 |
| | BV Financial, Inc. | 5.57 | 2.42 | 3.15 | 3.35 | 0.39 | 2.54 | 72.13 | 68.70 | 15.03 | 19.51 | 15.09 | 17.50 | NA | NA | NA | NA | NA |
| | **Variance to the Comparable Median** | 0.66 | 0.45 | 0.09 | (0.07) | (0.07) | (0.33) | (3.69) | (0.20) | 12.75 | 14.96 | 13.08 | (59.70) | NA | NA | NA | NA | NA |

# Exhibit 7

## Selected Financial Data

| Ticker | Short Name | *Dividends* Current Dividend Yield ($) | LTM Dividend Payout Ratio (%) | *Current Pricing Data as of 9/07/04* Price/ Earnings (x) | Price/ Core Earnings (x) | Price/ LTM EPS (x) | Price/ LTM Core EPS (x) | Price/ Publicly Rep Book Value (%) | Price/ Tang Publicly Rep Book Value (%) | Price/ Assets (%) | *Productivity* Full Time Equivalent Employees LTM |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Comparable Thrift Data* | | | | | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank | 1.18 | 50.70 | 38.20 | 38.20 | 43.00 | 43.00 | 299.90 | 299.90 | 27.45 | 80 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 3.20 | 416.67 | NM | 99.00 | NM | 134.80 | 228.80 | 245.00 | 12.30 | NA |
| GCBC | Greene County Bancorp Inc. (MHC) | 2.66 | 58.16 | 21.90 | 22.80 | 22.40 | 22.40 | 214.10 | 214.10 | 22.44 | NA |
| GOV | Gouverneur Bancorp Inc. (MHC) | 1.95 | 70.27 | 30.20 | 30.20 | 36.00 | 38.00 | 169.60 | 169.60 | 30.90 | 31 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 1.89 | 88.24 | 33.10 | 33.30 | 46.80 | 49.80 | 161.20 | 191.60 | 11.68 | NA |
| ONFC | Oneida Financial Corp. (MHC) | 3.18 | 96.59 | 24.90 | 23.50 | 30.60 | 34.50 | 183.30 | 252.10 | 20.77 | 153 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 2.49 | 65.57 | 19.10 | 32.40 | 26.40 | 33.70 | 186.80 | 238.60 | 13.12 | 110 |
| ROME | Rome Bancorp, Inc. (MHC) | 2.09 | 120.70 | 44.80 | 47.20 | NM | 67.40 | 341.70 | 341.70 | 45.78 | 107 |
| WCFB | Webster City Federal Bancorp (MHC) | 5.04 | 226.67 | 48.20 | 48.20 | 45.00 | 45.00 | 225.40 | 226.50 | 48.56 | NA |
| WFD | Westfield Financial Inc. (MHC) | 1.78 | 44.64 | 35.20 | 41.60 | 40.20 | 46.30 | 184.40 | 184.40 | 27.24 | 146 |
| | Average | 2.55 | 123.82 | 32.84 | 41.64 | 36.30 | 51.49 | 219.52 | 236.35 | 26.02 | 105 |
| | Median | 2.29 | 79.26 | 33.10 | 35.75 | 38.10 | 44.00 | 200.45 | 232.55 | 24.84 | 109 |
| | Maximum | 5.04 | 416.67 | 48.20 | 99.00 | 46.80 | 134.80 | 341.70 | 341.70 | 48.56 | 153 |
| | Minimum | 1.18 | 44.64 | 19.10 | 22.80 | 22.40 | 22.40 | 161.20 | 169.60 | 11.68 | 31 |
| | BV Financial, Inc. | - | - | NA | NA | NA | NA | NA | NA | NA | NA |
| | **Variance to the Comparable Median** | (2.29) | (79.26) | NA | NA | NA | NA | NA | NA | NA | NA |

# Exhibit 7

## Selected Financial Data

| Ticker | Short Name | Net Income MRQ | Core Income MRQ | Core EPS MRQ | EPS MRQ | Net Income LTM | Core Income LTM | Core EPS LTM | EPS LTM |
|---|---|---|---|---|---|---|---|---|---|
| | | *Income* | | | | | | | |
| | *Comparable Thrift Data* | | | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank | 676 | 676 | 0.20 | 0.20 | 2,404 | 2,404 | 0.71 | 0.71 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 233 | 230 | 0.04 | 0.04 | 664 | 645 | 0.12 | 0.12 |
| GCBC | Greene County Bancorp Inc. (MHC) | 738 | 712 | 0.36 | 0.35 | 2,913 | 2,910 | 1.41 | 1.41 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 239 | 239 | 0.11 | 0.11 | 832 | 789 | 0.37 | 0.35 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 238 | 237 | 0.12 | 0.12 | 687 | 645 | 0.34 | 0.32 |
| ONFC | Oneida Financial Corp. (MHC) | 896 | 951 | 0.12 | 0.13 | 2,997 | 2,656 | 0.39 | 0.35 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 522 | 308 | 0.21 | 0.12 | 1,488 | 1,159 | 0.61 | 0.48 |
| ROME | Rome Bancorp, Inc. (MHC) | 680 | 646 | 0.16 | 0.15 | 1,516 | 1,903 | 0.37 | 0.43 |
| WCFB | Webster City Federal Bancorp (MHC) | 275 | 275 | 0.07 | 0.07 | 1,144 | 1,144 | 0.30 | 0.30 |
| WFD | Westfield Financial Inc. (MHC) | 1,633 | 1,380 | 0.16 | 0.14 | 5,764 | 5,007 | 0.56 | 0.49 |
| | Average | 613 | 565 | 0.16 | 0.14 | 2,041 | 1,926 | 0.52 | 0.50 |
| | Median | 599 | 477 | 0.14 | 0.13 | 1,502 | 1,531 | 0.38 | 0.39 |
| | Maximum | 1,633 | 1,380 | 0.36 | 0.35 | 5,764 | 5,007 | 1.41 | 1.41 |
| | Minimum | 233 | 230 | 0.04 | 0.04 | 664 | 645 | 0.12 | 0.12 |
| | BV Financial, Inc. | 121 | 121 | 0.28 | 0.28 | 537 | 537 | 1.27 | 1.27 |
| | **Variance to the Comparable Median** | (478) | (356) | 0.14 | 0.16 | (965) | (994) | 0.89 | 0.88 |

**Exhibit 8**

**Industry Fully Converted Multiples**

**Pricing Data as of September 7, 2004**

| | | Current | Current | Current Price in Relation to | | | | | | | Current | LTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Stock | Market | | | | | | Tangible | | Dividend | Dividend |
| | | Price | Value | Earnings | Core EPS | LTM EPS | LTM Core EPS | Book Value | Book Value | Assets | Yield | Payout Ratio |
| Ticker | Short Name | ($) | ($M) | (x) | (x) | (x) | (x) | (%) | (%) | (%) | (%) | (%) |
| AABC | Access Anytime Bancorp, Inc. | 14.05 | 18.90 | 11.30 | 11.30 | 16.70 | 16.70 | 107.50 | 184.40 | 6.04 | 0.00 | 0.00 |
| ABCW | Anchor BanCorp Wisconsin Inc. | 26.00 | 599.60 | 14.10 | 14.90 | 13.70 | 14.50 | 194.30 | 208.50 | 15.57 | 1.92 | 23.95 |
| AF | Astoria Financial Corporation | 36.94 | 2,837.90 | 11.80 | 11.80 | 13.90 | 13.90 | 194.30 | 224.60 | 11.94 | 2.71 | 36.60 |
| AFBC | Advance Financial Bancorp | 25.70 | 35.90 | 16.90 | 16.90 | 13.30 | 14.90 | 167.90 | 237.60 | 11.26 | 1.56 | 20.73 |
| ALFC | Atlantic Liberty Financial Corp | 18.65 | 31.40 | 17.90 | 17.90 | 21.00 | 21.00 | 118.60 | 118.60 | 17.16 | 1.50 | 25.84 |
| AMFC | AMB Financial Corp. | 15.01 | 14.60 | 19.80 | 19.80 | 15.00 | 16.20 | 114.10 | 114.10 | 9.48 | 1.60 | 23.00 |
| ASBI | Ameriana Bancorp | 17.00 | 53.50 | 30.40 | 30.40 | 21.80 | NM | 136.80 | 139.30 | 12.49 | 3.76 | 82.05 |
| ASBP | ASB Financial Corp. | 22.50 | 37.50 | 17.60 | 21.60 | 19.10 | 20.20 | 216.60 | 216.60 | 23.07 | 2.67 | 48.31 |
| BBX | BankAtlantic Bancorp, Inc. | 18.92 | 1,039.60 | 16.30 | 16.30 | 15.90 | 20.30 | 256.70 | 320.70 | 20.82 | 0.70 | 11.09 |
| BFCF | BFC Financial Corporation | 11.05 | 233.90 | 19.70 | NA | 22.60 | NA | 202.00 | NM | 3.95 | 0.00 | 0.00 |
| BFD | BostonFed Bancorp, Inc. | 41.72 | 189.40 | NM | 113.10 | 43.50 | 47.60 | 202.60 | 247.00 | 11.15 | 1.53 | 66.67 |
| BHL | Berkshire Hills Bancorp, Inc. | 37.90 | 222.50 | 20.20 | 20.10 | 20.90 | 24.60 | 182.30 | 191.30 | 17.17 | 1.27 | 26.52 |
| BKMU | Bank Mutual Corporation | 11.70 | 921.80 | 32.50 | 34.20 | 35.50 | 35.90 | 129.00 | 140.30 | 29.44 | 1.71 | 50.00 |
| BKUNA | BankUnited Financial Corporation | 28.47 | 839.10 | 17.40 | 16.60 | 19.10 | 18.80 | 187.60 | 200.00 | 10.35 | 0.00 | 0.00 |
| BRBI | Blue River Bancshares, Inc. | 5.68 | 19.40 | NM | NM | 47.30 | 73.30 | 120.70 | 155.10 | 9.46 | 0.00 | 0.00 |
| BRKL | Brookline Bancorp, Inc. | 15.99 | 945.70 | 57.10 | 55.40 | 55.10 | 59.70 | 158.50 | 158.50 | 58.68 | 2.13 | 255.17 |
| BYFC | Broadway Financial Corporation | 12.36 | 18.50 | 11.40 | 11.30 | 13.40 | 13.40 | 145.80 | 145.80 | 7.35 | 1.62 | 17.66 |
| CAFI | Camco Financial Corporation | 15.52 | 114.20 | 18.50 | 18.60 | 23.90 | 26.80 | 124.60 | 128.70 | 10.69 | 3.74 | 89.23 |
| CASH | First Midwest Financial, Inc. | 21.00 | 52.30 | 15.90 | 15.90 | 12.50 | 15.10 | 117.00 | 126.60 | 6.92 | 2.48 | 30.95 |
| CCBI | Commercial Capital Bancorp Inc. | 22.25 | 1,187.20 | 19.90 | 20.90 | 25.90 | 27.30 | 202.80 | 539.40 | 24.92 | 0.72 | 4.65 |
| CEBK | *Central Bancorp, Inc.* | 32.25 | 53.70 | 27.80 | 34.40 | 24.10 | 25.80 | 125.90 | 132.90 | 10.56 | 1.49 | 35.82 |
| CFB | Commercial Federal Corporation | 28.22 | 1,120.80 | 15.70 | 6.70 | 14.90 | 10.50 | 149.80 | 196.00 | 9.61 | 1.91 | 25.53 |
| CFCP | Coastal Financial Corporation | 14.30 | 226.70 | 15.50 | 14.50 | 17.40 | 16.70 | 290.10 | 290.10 | 17.70 | 1.27 | 22.20 |
| CFFC | Community Financial Corporation | 18.80 | 39.10 | 11.50 | 11.50 | 12.00 | 12.00 | 134.00 | 134.10 | 11.00 | 2.13 | 25.48 |
| CFSB | Citizens First Financial Corp. | 24.49 | 36.70 | 13.30 | 13.30 | 25.00 | 25.20 | 109.00 | 109.00 | 10.98 | 1.63 | 40.82 |
| CFSL | Chesterfield Financial Corp. | 31.02 | 120.20 | NM | 70.50 | 56.40 | 56.40 | 160.80 | 161.90 | 33.19 | 1.03 | 58.18 |
| CIBI | Community Investors Bancorp, Inc. | 13.66 | 14.90 | 15.50 | 20.10 | 17.50 | 17.10 | 111.90 | 111.90 | 12.33 | 2.64 | 44.23 |
| CITZ | CFS Bancorp, Inc. | 13.60 | 167.40 | NM | 56.70 | 52.30 | 57.60 | 108.20 | 109.20 | 11.36 | 3.24 | 169.23 |
| CKFB | CKF Bancorp, Inc. | 17.00 | 24.90 | 13.30 | 13.30 | 14.20 | 14.20 | 158.40 | 170.30 | 16.46 | 3.53 | 45.00 |
| CNY | Carver Bancorp, Inc. | 18.42 | 42.20 | 11.00 | 12.20 | 9.90 | 10.50 | 100.70 | 100.70 | 7.67 | 1.52 | 11.83 |
| CSBC | Citizens South Banking Corporation | 13.27 | 99.30 | 27.70 | NA | 36.90 | NA | 139.10 | 155.60 | 19.93 | 1.96 | 69.44 |
| CTZN | Citizens First Bancorp, Inc. | 21.37 | 181.70 | 21.40 | 23.30 | 17.20 | 18.00 | 111.60 | 122.00 | 13.69 | 1.68 | 29.03 |
| DCOM | Dime Community Bancshares, Inc. | 17.38 | 647.40 | 12.80 | 12.80 | 12.90 | 13.30 | 240.70 | 304.00 | 18.70 | 3.22 | 39.01 |
| DFBS | DutchFork Bancshares, Inc. | 40.72 | 45.90 | NM | NM | 31.10 | 67.40 | 148.20 | 148.20 | 22.60 | 0.00 | 0.00 |
| DSL | Downey Financial Corp. | 55.87 | 1,562.60 | 14.10 | 9.40 | 17.40 | 15.20 | 165.80 | 166.30 | 10.99 | 0.72 | 12.15 |
| EFC | EFC Bancorp, Inc. | 25.50 | 118.90 | 18.80 | 20.50 | 16.20 | 17.30 | 148.90 | 148.90 | 12.48 | 2.39 | 37.90 |
| ESBF | ESB Financial Corporation | 13.06 | 139.80 | 14.80 | 14.80 | 15.00 | 16.70 | 157.20 | 171.70 | 10.27 | 3.06 | 45.98 |
| ESBK | Elmira Savings Bank, FSB | 29.84 | 32.40 | 13.10 | 13.10 | 13.80 | 14.50 | 161.60 | 165.70 | 10.40 | 2.55 | 32.63 |
| EVRT | EverTrust Financial Group, Inc. | 25.45 | 176.40 | 22.70 | 20.60 | 26.50 | 26.60 | 192.40 | 192.40 | 22.81 | 1.73 | 45.83 |
| FBC | Flagstar Bancorp, Inc. | 21.82 | 1,335.80 | 8.40 | 8.40 | 6.80 | 6.80 | 187.90 | 187.90 | 11.15 | 4.58 | 28.04 |
| FBEI | First Bancorp of Indiana, Inc. | 20.70 | 33.70 | NM | 30.40 | NM | 24.00 | 110.00 | 117.80 | 14.20 | 2.80 | 287.50 |
| FBNW | FirstBank NW Corp. | 28.61 | 82.30 | 13.80 | 13.80 | 13.90 | 13.90 | 121.80 | 173.60 | 11.58 | 2.38 | 32.04 |
| FBSI | First Bancshares, Inc. | 20.24 | 33.50 | 16.30 | 18.40 | 14.30 | 15.90 | 121.10 | 123.30 | 12.51 | 0.79 | 8.45 |
| FBTC | First BancTrust Corporation | 11.93 | 29.80 | 22.90 | 22.90 | 18.40 | 19.80 | 115.80 | 115.80 | 13.48 | 2.01 | 33.85 |
| FBTX | Franklin Bank Corp. | 17.10 | 363.00 | 17.10 | 17.10 | 29.00 | 29.90 | 142.70 | 186.80 | 11.82 | 0.00 | 0.00 |
| FCAP | First Capital, Inc. | 20.56 | 57.90 | 16.60 | 17.10 | 16.30 | 16.50 | 132.10 | 152.90 | 13.86 | 2.92 | 47.62 |
| FCFL | First Community Bank Corporation of Am | 21.97 | 46.50 | 25.00 | 25.00 | 27.80 | 27.90 | 206.30 | 210.20 | 21.61 | 0.00 | 0.00 |
| FDEF | First Defiance Financial Corp. | 26.15 | 165.20 | 13.30 | 14.20 | 13.80 | 14.60 | 132.70 | 157.10 | 15.39 | 3.06 | 39.47 |
| FDT | Federal Trust Corporation | 8.28 | 66.80 | 15.90 | 16.50 | 17.60 | 17.80 | 197.60 | 197.60 | 10.49 | 0.97 | 17.02 |
| FED | FirstFed Financial Corp. | 47.95 | 786.70 | 12.50 | 12.50 | 12.90 | 12.90 | 179.00 | 181.60 | 14.24 | 0.00 | 0.00 |
| FFBH | First Federal Bancshares of Arkansas, Inc | 20.35 | 105.80 | 14.10 | 14.10 | 15.20 | 15.20 | 141.80 | 141.80 | 14.84 | 2.16 | 29.85 |

**Exhibit 8**
**Industry Fully Converted Multiples**
**Pricing Data as of September 7, 2004**

| Ticker | Short Name | Current Stock Price ($) | Current Market Value ($M) | Current Price in Relation to: Earnings (x) | Core EPS (x) | LTM EPS (x) | LTM Core EPS (x) | Book Value (%) | Tangible Book Value (%) | Assets (%) | Current Dividend Yield (%) | LTM Dividend Payout Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FFBI | First Federal Bancshares, Inc. | 20.31 | 26.60 | 33.90 | 34.30 | 16.70 | 25.50 | 113.00 | 122.20 | 7.91 | 2.17 | 36.07 |
| FFBZ | First Federal Bancorp, Inc. | 13.11 | 43.10 | 27.30 | 27.30 | 24.30 | 24.30 | 192.80 | 192.80 | 17.11 | 1.83 | 33.33 |
| FFCH | First Financial Holdings, Inc. | 30.45 | 376.70 | 14.60 | 15.60 | 15.50 | 16.40 | 231.00 | 268.20 | 15.38 | 2.89 | 44.90 |
| FFDF | FFD Financial Corporation | 14.00 | 16.90 | 26.90 | 25.00 | 24.10 | 20.60 | 98.70 | 98.70 | 12.37 | 3.00 | 72.41 |
| FFED | Fidelity Federal Bancorp | 1.50 | 16.50 | 37.50 | 37.50 | NM | 98.50 | 105.60 | 105.60 | 8.54 | 0.00 | 0.00 |
| FFFD | North Central Bancshares, Inc. | 38.21 | 59.70 | 10.50 | 10.50 | 11.50 | 11.50 | 144.80 | 164.70 | 13.26 | 2.62 | 28.92 |
| FFFL | Fidelity Bankshares, Inc. | 37.99 | 574.80 | 25.00 | 28.10 | 29.50 | 28.70 | 303.90 | 307.50 | 16.89 | 1.05 | 31.01 |
| FFHH | FSF Financial Corp. | 34.79 | 83.00 | 21.20 | 21.20 | 19.70 | 20.50 | 158.00 | 174.20 | 15.97 | 4.02 | 76.27 |
| FFHS | First Franklin Corporation | 20.80 | 34.20 | 52.00 | 58.40 | 32.00 | 37.80 | 145.30 | 145.30 | 12.55 | 1.54 | 49.23 |
| FFIC | Flushing Financial Corporation | 18.48 | 356.50 | 13.60 | 13.60 | 14.70 | 14.70 | 236.90 | 243.30 | 17.51 | 1.95 | 26.45 |
| FFLC | FFLC Bancorp, Inc. | 26.85 | 145.10 | 15.30 | 15.30 | 16.20 | 16.20 | 180.00 | 180.00 | 14.33 | 1.94 | 31.33 |
| FFSX | First Federal Bankshares, Inc. | 22.74 | 85.10 | 18.30 | 18.30 | 15.20 | 15.10 | 119.10 | 161.40 | 13.82 | 1.76 | 24.67 |
| FFWC | FFW Corporation | 22.00 | 28.20 | 12.80 | 12.80 | 11.90 | 12.10 | 125.00 | 130.60 | 11.79 | 3.09 | 35.14 |
| FIFG | 1st Independence Financial Group, Inc. | 19.45 | 37.20 | NM | NM | NM | 207.90 | 116.00 | 119.30 | 13.18 | 3.08 | NM |
| FKFS | First Keystone Financial, Inc. | 22.30 | 43.00 | 17.40 | 17.50 | 17.20 | 31.50 | 152.40 | 152.40 | 7.60 | 1.97 | 33.85 |
| FKKY | Frankfort First Bancorp, Inc. | 23.90 | 30.30 | 33.20 | 33.20 | 33.20 | 33.20 | 172.80 | 172.80 | 21.91 | 4.69 | 155.56 |
| FMCO | FMS Financial Corporation | 16.49 | 107.20 | 12.90 | 12.90 | 14.90 | 15.10 | 164.10 | 171.80 | 8.65 | 0.73 | 10.81 |
| FMSB | First Mutual Bancshares, Inc. | 24.75 | 130.60 | 15.50 | 15.50 | 15.40 | 15.70 | 238.40 | 238.40 | 13.55 | 1.45 | 18.24 |
| FNFG | First Niagara Financial Group, Inc. | 13.14 | 1,098.50 | 20.50 | 20.40 | 21.90 | 21.10 | 112.60 | 180.40 | 20.74 | 2.44 | 46.67 |
| FNFI | First Niles Financial, Inc. | 18.40 | 25.50 | 25.60 | 30.30 | 23.30 | 27.60 | 164.40 | 164.40 | 26.04 | 3.26 | 75.95 |
| FPFC | First Place Financial Corp. | 19.29 | 292.10 | 43.80 | 22.80 | 17.70 | 16.40 | 130.90 | 196.20 | 12.99 | 2.90 | 51.38 |
| FPTB | First PacTrust Bancorp, Inc. | 24.05 | 112.90 | 18.20 | 18.50 | 23.40 | 23.40 | 129.40 | 129.40 | 15.23 | 1.83 | 36.89 |
| FSBI | Fidelity Bancorp, Inc. | 21.99 | 58.70 | 13.70 | 14.30 | 13.90 | 15.50 | 147.20 | 158.60 | 9.23 | 2.18 | 28.31 |
| FTFC | First Federal Capital Corp | 30.04 | 677.20 | 16.30 | 15.20 | 18.00 | 17.60 | 237.90 | 348.70 | 18.36 | 2.00 | 34.73 |
| GAFC | Greater Atlantic Financial Corp. | 6.01 | 18.10 | 7.50 | 8.50 | NM | NM | 94.20 | 100.90 | 3.59 | 0.00 | 0.00 |
| GCFC | Central Federal Corporation | 12.75 | 26.30 | NM | NM | NM | NM | 139.30 | 139.30 | 20.16 | 2.82 | NM |
| GDW | Golden West Financial Corporation | 108.20 | 16,530.80 | 13.30 | 13.40 | 14.10 | 14.40 | 251.70 | 251.70 | 17.74 | 0.37 | 5.21 |
| GPT | GreenPoint Financial Corp. | 44.69 | 5,919.40 | 10.90 | 10.90 | 12.00 | 12.00 | 273.30 | 342.20 | 20.67 | 2.69 | 30.48 |
| GSLA | GS Financial Corp. | 18.04 | 23.30 | 56.40 | 28.30 | 41.00 | 86.70 | 82.50 | 82.50 | 11.18 | 2.22 | 90.91 |
| GTPS | Great American Bancorp, Inc. | 26.91 | 19.80 | 19.80 | 19.80 | 18.70 | 18.70 | 116.50 | 120.00 | 12.58 | 1.64 | 30.56 |
| GUPB | GFSB Bancorp, Inc. | 19.85 | 22.80 | 18.40 | 18.40 | 14.40 | 14.40 | 122.80 | 122.80 | 9.52 | 2.52 | 35.14 |
| HARB | Harbor Florida Bancshares, Inc. | 31.87 | 758.20 | 18.10 | 19.80 | 18.60 | 19.50 | 272.90 | 276.80 | 29.24 | 2.01 | 36.55 |
| HARL | Harleysville Savings Financial Corporatio | 29.20 | 66.80 | 15.20 | 15.40 | 14.40 | 15.40 | 154.70 | 154.70 | 9.45 | 2.74 | 39.41 |
| HCFC | Home City Financial Corporation | 14.80 | 12.20 | 16.80 | 17.10 | 18.10 | 18.10 | 98.50 | 100.90 | 7.96 | 2.97 | 53.66 |
| HFBC | HopFed Bancorp, Inc. | 16.24 | 58.90 | 14.50 | 14.50 | 14.90 | 16.00 | 127.10 | 144.70 | 10.12 | 2.96 | 44.04 |
| HFFC | HF Financial Corp. | 16.54 | 58.40 | 9.00 | 9.00 | 11.60 | 11.60 | 113.10 | 125.30 | 6.90 | 2.60 | 30.02 |
| HIFS | Hingham Institution for Savings | 42.00 | 87.40 | 15.90 | 15.90 | 15.20 | 15.30 | 207.30 | 207.30 | 16.61 | 1.71 | 32.85 |
| HLFC | Home Loan Financial Corporation | 19.56 | 32.90 | NM | 72.40 | 17.60 | 16.30 | 145.30 | 145.30 | 21.00 | 3.94 | 77.25 |
| HMNF | HMN Financial, Inc. | 27.09 | 120.70 | 10.90 | 10.90 | 11.20 | 11.50 | 148.90 | 157.00 | 13.21 | 3.25 | 33.74 |
| HRBT | Hudson River Bancorp, Inc. | 18.60 | 566.30 | 15.50 | 15.50 | 16.50 | 16.50 | 198.70 | 263.50 | 21.70 | 1.94 | 28.76 |
| HRZB | Horizon Financial Corp. | 19.78 | 203.80 | 16.00 | 17.00 | 16.50 | 17.40 | 189.50 | 190.40 | 23.23 | 2.63 | 41.67 |
| HWEN | Home Financial Bancorp | 5.75 | 7.80 | 18.00 | 10.50 | 21.30 | 16.60 | 110.40 | 110.40 | 13.06 | 2.09 | 44.44 |
| HWFG | Harrington West Financial Group, Inc. | 16.49 | 87.00 | 11.80 | 12.50 | 11.40 | 11.80 | 177.50 | 197.70 | 8.28 | 2.43 | 59.77 |
| ICBC | Independence Community Bank Corp. | 40.08 | 3,365.50 | 13.50 | 13.20 | 14.40 | 14.50 | 155.50 | 355.40 | 18.55 | 2.40 | 31.90 |
| IFSB | Independence Federal Savings Bank | 20.56 | 31.90 | NM | NM | NM | NM | 183.80 | 183.80 | 16.38 | 0.00 | 0.00 |
| JFBI | Jefferson Bancshares, Inc. | 13.12 | 110.00 | 25.20 | 25.20 | NM | 25.50 | 117.80 | 117.80 | 36.00 | 1.52 | 122.22 |
| KNBT | KNBT Bancorp, Inc. | 17.04 | 521.10 | 28.40 | 29.40 | NA | NA | 130.70 | 148.40 | 22.50 | 1.17 | NA |
| LARL | Laurel Capital Group, Inc. | 20.97 | 40.40 | 23.80 | 23.80 | 24.70 | 25.00 | 149.20 | NA | 13.51 | 3.81 | 94.12 |
| LNCB | Lincoln Bancorp | 18.98 | 101.00 | 20.60 | 20.60 | 22.90 | 22.20 | 104.40 | 107.30 | 14.47 | 2.74 | 61.45 |
| LSBI | LSB Financial Corp. | 24.00 | 32.70 | 11.10 | 11.20 | 11.10 | 11.10 | 111.40 | 111.40 | 9.40 | 2.50 | 26.04 |
| LSBX | LSB Corporation | 20.00 | 86.20 | 9.40 | 25.30 | 14.50 | 27.50 | 151.20 | 151.20 | 18.08 | 2.60 | 36.96 |

**Exhibit 8**
**Industry Fully Converted Multiples**
**Pricing Data as of September 7, 2004**

| | | Current | Current | Current Price in Relation to | | | | | | | Current | LTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Stock | Market | | | | | | Tangible | | Dividend | Dividend |
| | | Price | Value | Earnings | Core EPS | LTM EPS | LTM Core EPS | Book Value | Book Value | Assets | Yield | Payout Ratio |
| Ticker | Short Name | ($) | ($M) | (x) | (x) | (x) | (x) | (%) | (%) | (%) | (%) | (%) |
| MAFB | MAF Bancorp, Inc. | 42.99 | 1,402.30 | 14.00 | 14.00 | 13.70 | 14.20 | 155.00 | 222.50 | 14.98 | 1.95 | 25.88 |
| MASB | MASSBANK Corp. | 36.15 | 159.00 | 23.20 | 31.10 | 21.30 | 24.70 | 147.50 | 149.00 | 16.20 | 2.77 | 57.65 |
| MCBF | Monarch Community Bancorp, Inc. | 14.10 | 38.20 | NM | 88.10 | 67.10 | 67.10 | 90.90 | 121.70 | 13.09 | 1.42 | 95.24 |
| MFBC | MFB Corp. | 28.56 | 38.00 | 16.20 | 14.50 | 14.40 | 14.10 | 106.30 | 106.30 | 8.87 | 1.68 | 23.74 |
| MFLR | Mayflower Co-operative Bank | 18.30 | 37.60 | 20.80 | 23.00 | 20.60 | 24.10 | 212.30 | 213.40 | 17.05 | 2.19 | 44.94 |
| MFSF | MutualFirst Financial, Inc. | 23.24 | 115.00 | 15.70 | 15.70 | 15.70 | 15.70 | 124.80 | 126.00 | 14.06 | 2.07 | 31.08 |
| MTXC | Matrix Bancorp, Inc. | 12.06 | 78.60 | 5.20 | 36.70 | 19.10 | NA | 106.00 | 106.00 | 4.53 | 0.00 | 0.00 |
| MYST | Mystic Financial, Inc. | 40.46 | 63.50 | 24.70 | 24.30 | 33.20 | 37.70 | 223.00 | 223.00 | 13.53 | 1.14 | 35.25 |
| NABC | NewAlliance Bancshares, Inc. | 13.63 | 1,556.00 | NM | 27.40 | NA | NA | 110.90 | 171.50 | 24.34 | 1.17 | NA |
| NASB | NASB Financial, Inc. | 37.33 | 315.80 | 13.10 | 13.10 | 12.60 | 12.90 | 236.40 | 242.20 | 23.46 | 2.14 | 48.99 |
| NBN | Northeast Bancorp | 19.20 | 48.50 | 17.80 | 18.00 | 14.20 | 14.80 | 133.10 | 135.80 | 9.00 | 1.88 | 26.67 |
| NDE | IndyMac Bancorp Inc. | 35.37 | 2,166.30 | 23.30 | 21.20 | 13.10 | 12.90 | 182.80 | 188.10 | 13.91 | 3.62 | 39.63 |
| NEIB | Northeast Indiana Bancorp, Inc. | 21.28 | 31.20 | 18.30 | 18.30 | 18.80 | 19.10 | 117.80 | 117.80 | 13.88 | 2.63 | 49.56 |
| NEPF | Northeast Pennsylvania Financial Corp. | 17.04 | 67.80 | 17.00 | 21.80 | NM | NM | 123.80 | 151.80 | 8.07 | 1.41 | NM |
| NHTB | New Hampshire Thrift Bancshares, Inc. | 29.50 | 61.40 | 12.30 | 12.40 | 10.30 | 10.80 | 149.40 | 212.20 | 10.12 | 3.05 | 29.90 |
| NMIL | NewMil Bancorp, Inc. | 29.00 | 122.00 | 15.10 | 15.10 | 15.70 | 15.70 | 229.40 | 273.70 | 16.70 | 2.34 | 34.59 |
| NTBK | NetBank, Inc. | 11.08 | 519.50 | 15.40 | 15.40 | 12.20 | 12.80 | 120.20 | 143.30 | 10.00 | 0.72 | 8.79 |
| NYB | New York Community Bancorp, Inc. | 21.87 | 5,789.70 | 34.20 | 10.10 | 14.40 | 12.20 | 186.80 | 570.80 | 23.57 | 4.57 | 59.05 |
| OCFC | OceanFirst Financial Corp. | 23.75 | 314.90 | 18.60 | 18.60 | 16.70 | 17.20 | 232.20 | 234.60 | 16.94 | 3.37 | 56.34 |
| PBCI | Pamrapo Bancorp, Inc. | 22.21 | 110.50 | 14.20 | 14.20 | 13.90 | 13.90 | 208.00 | 208.00 | 17.16 | 3.78 | 51.87 |
| PBCP | Provident Bancorp, Inc. | 11.16 | 442.50 | 27.90 | 30.00 | 42.90 | 47.80 | 129.20 | 163.60 | 24.83 | 1.43 | 57.23 |
| PBNC | PFS Bancorp, Inc. | 21.50 | 31.70 | 35.80 | 35.80 | 35.30 | 35.30 | 116.70 | 116.70 | 25.40 | 1.40 | 49.18 |
| PCBI | Peoples Community Bancorp, Inc. | 23.50 | 91.60 | 28.00 | 28.00 | 19.80 | 21.40 | 122.70 | 132.00 | 10.75 | 2.55 | 25.21 |
| PEDE | Great Pee Dee Bancorp, Inc. | 15.50 | 28.10 | 22.80 | NA | 21.20 | NA | 107.80 | 112.30 | 17.96 | 4.00 | 84.93 |
| PFB | PFF Bancorp, Inc. | 37.60 | 632.30 | 14.70 | 16.10 | 14.90 | 15.70 | 195.30 | 196.10 | 17.32 | 2.13 | 30.16 |
| PFDC | Peoples Bancorp | 21.50 | 72.50 | 16.30 | 16.30 | 15.10 | 15.10 | 114.30 | 119.60 | 14.69 | 3.35 | 48.59 |
| PFED | Park Bancorp, Inc. | 30.62 | 35.10 | 16.00 | 17.00 | 13.90 | 15.20 | 109.60 | 109.60 | 12.09 | 2.35 | 28.51 |
| PFS | Provident Financial Services, Inc. | 17.75 | 1,395.20 | 27.70 | 28.40 | 27.70 | 28.70 | 130.60 | 134.30 | 24.81 | 1.35 | 35.94 |
| PFSB | PennFed Financial Services, Inc. | 30.75 | 208.70 | 19.20 | 18.00 | 18.40 | 18.10 | 176.30 | 178.40 | 10.97 | 1.30 | 23.95 |
| PFSL | Pocahontas Bancorp, Inc. | 16.93 | 77.40 | 21.20 | 27.80 | 13.80 | 19.30 | 155.80 | 225.60 | 10.85 | 1.89 | 26.02 |
| PHSB | PHSB Financial Corp. | 26.65 | 77.40 | 26.70 | 47.50 | 25.40 | 52.20 | 170.30 | 170.30 | 23.95 | 3.00 | 114.29 |
| PPBI | Pacific Premier Bancorp, Inc. | 11.00 | 57.80 | 13.10 | 13.10 | 10.40 | 12.10 | 164.70 | 164.70 | 16.09 | 0.00 | 0.00 |
| PROV | Provident Financial Holdings, Inc. | 24.72 | 175.30 | 10.30 | 10.30 | 11.80 | 11.80 | 159.40 | 159.60 | 13.29 | 1.62 | 17.55 |
| PRTR | Partners Trust Financial Group, Inc. | 10.07 | 485.50 | 25.20 | 21.70 | 21.40 | 20.60 | 157.60 | 199.30 | 20.86 | 2.38 | 49.85 |
| PSFC | Peoples-Sidney Financial Corporation | 14.76 | 21.20 | NM | 82.00 | NM | 21.70 | 121.20 | 121.20 | 15.46 | 3.79 | 382.35 |
| PULB | Pulaski Financial Corp. | 18.10 | 99.20 | 18.10 | 18.10 | 18.50 | 20.20 | 256.70 | 260.40 | 17.50 | 1.99 | 27.55 |
| PVFC | PVF Capital Corp. | 13.87 | 97.50 | 17.30 | 21.70 | 14.50 | 13.20 | 156.50 | 156.50 | 13.14 | 1.94 | 28.04 |
| PVSA | Parkvale Financial Corporation | 26.00 | 145.10 | 16.70 | 19.20 | 14.70 | 15.80 | 138.60 | 155.10 | 9.00 | 3.08 | 42.94 |
| RIVR | River Valley Bancorp | 22.50 | 35.80 | 17.10 | 17.10 | 14.90 | 15.00 | 165.20 | 165.40 | 14.12 | 3.20 | 44.37 |
| RPFG | Rainier Pacific Financial Group, Inc. | 18.00 | 152.00 | 37.50 | 37.50 | NA | NA | 128.90 | 129.20 | 18.49 | 1.22 | NA |
| RVSB | Riverview Bancorp, Inc. | 20.71 | 99.20 | 11.50 | 15.20 | 13.70 | 14.80 | 149.80 | 176.00 | 19.25 | 2.99 | 38.08 |
| SFFS | Sound Federal Bancorp, Inc. | 13.95 | 175.10 | 29.10 | 29.10 | 27.40 | 27.40 | 140.10 | 157.70 | 19.14 | 1.72 | 47.06 |
| SMBC | Southern Missouri Bancorp, Inc. | 15.21 | 35.00 | 11.90 | 11.30 | 12.40 | 12.30 | 132.00 | 148.40 | 10.99 | 2.37 | 29.27 |
| SOV | Sovereign Bancorp, Inc. | 22.36 | 7,675.30 | 13.30 | 13.40 | 14.90 | 15.50 | 179.50 | 300.70 | 14.06 | 0.54 | 7.33 |
| SSFC | South Street Financial Corp. | 10.21 | 31.30 | 42.50 | 42.50 | 34.00 | 34.00 | 123.20 | 123.20 | 14.80 | 3.92 | 133.33 |
| STBI | Sturgis Bancorp, Inc. | 13.50 | 36.80 | 24.10 | 24.10 | 18.50 | 18.30 | 130.50 | 160.10 | 11.73 | 2.67 | 49.32 |
| STSA | Sterling Financial Corporation | 34.48 | 780.60 | 14.90 | 14.80 | 16.00 | 15.70 | 191.00 | 300.90 | 12.46 | 0.00 | 0.00 |
| SVBI | Severn Bancorp, Inc. | 35.69 | 148.40 | 11.40 | 11.40 | 12.40 | 12.40 | 272.90 | 274.60 | 23.91 | 1.12 | 13.15 |
| SYNF | Synergy Financial Group, Inc. | 10.50 | 130.80 | 32.80 | 32.80 | 31.80 | 32.60 | 125.20 | 126.10 | 16.34 | 1.52 | 12.12 |
| SZB | SouthFirst Bancshares, Inc. | 16.05 | 11.40 | NM | 97.90 | NM | NM | 111.80 | 118.10 | 8.20 | 3.74 | NM |
| THRD | TF Financial Corporation | 27.45 | 79.10 | 11.80 | 11.80 | NM | NM | 128.30 | 139.50 | 11.76 | 2.48 | NM |

**Exhibit 8**
**Industry Fully Converted Multiples**
**Pricing Data as of September 7, 2004**

| | | Current | Current | Current Price in Relation to | | | | | | | Current | LTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Stock | Market | | | | | | Tangible | | Dividend | Dividend |
| | | Price | Value | Earnings | Core EPS | LTM EPS | LTM Core EPS | Book Value | Book Value | Assets | Yield | Payout Ratio |
| Ticker | Short Name | ($) | ($M) | (x) | (x) | (x) | (x) | (%) | (%) | (%) | (%) | (%) |
| TONE | TierOne Corporation | 21.23 | 388.20 | 16.60 | 17.20 | 17.10 | 18.00 | 147.30 | 147.30 | 17.21 | 0.94 | 12.10 |
| TRST | TrustCo Bank Corp NY | 12.95 | 962.30 | 17.00 | 20.30 | 17.70 | 20.90 | 447.70 | 448.80 | 33.72 | 4.63 | 82.19 |
| TSBK | Timberland Bancorp, Inc. | 22.98 | 79.90 | 14.70 | 14.70 | 15.90 | 15.10 | 124.60 | 124.60 | 20.44 | 2.61 | 39.31 |
| TSH | Teche Holding Co. | 38.35 | 87.00 | 16.00 | 16.70 | 15.50 | 15.80 | 150.50 | 150.50 | 15.03 | 2.19 | 31.58 |
| UCBC | Union Community Bancorp | 17.68 | 35.20 | 21.10 | 21.10 | 17.30 | 17.30 | 103.60 | 112.80 | 13.44 | 3.39 | 58.82 |
| UCFC | United Community Financial Corp. | 11.45 | 356.80 | 16.80 | 17.70 | 16.60 | 17.60 | 146.10 | 172.00 | 16.34 | 2.62 | 43.48 |
| UPFCE | United PanAm Financial Corp. | 16.87 | 272.70 | 14.50 | 14.70 | 20.60 | 21.30 | 244.30 | 244.30 | 16.19 | 0.00 | 0.00 |
| UTBI | United Tennessee Bankshares, Inc. | 17.85 | 21.50 | 10.90 | 10.90 | 10.80 | 11.10 | 125.70 | 131.50 | 17.39 | 2.02 | 21.82 |
| WAYN | Wayne Savings Bancshares, Inc. | 16.25 | 61.30 | 31.30 | 31.30 | 25.00 | 25.10 | 145.70 | 151.00 | 15.85 | 2.95 | 73.85 |
| WEFC | Wells Financial Corp. | 26.32 | 30.60 | 14.00 | 14.00 | 11.50 | 11.50 | 107.90 | 107.90 | 13.69 | 3.34 | 37.72 |
| WES | Westcorp | 41.45 | 2,149.60 | 10.00 | NA | 12.50 | NA | 175.30 | 175.30 | 14.32 | 1.35 | 16.62 |
| WFI | Winton Financial Corporation | 21.03 | 96.90 | 20.20 | 22.60 | 21.50 | 22.90 | 210.70 | 211.00 | 17.49 | 2.14 | 44.90 |
| WFSL | Washington Federal, Inc. | 25.99 | 2,039.10 | 14.80 | 14.60 | 15.10 | 15.10 | 185.90 | 196.50 | 27.99 | 3.23 | 47.09 |
| WGBC | Willow Grove Bancorp, Inc. | 17.25 | 170.50 | 27.00 | 28.50 | 27.80 | 30.40 | 160.20 | 161.60 | 18.04 | 2.55 | 64.52 |
| WM | Washington Mutual, Inc. | 39.40 | 34,142.20 | 17.90 | 18.90 | 10.50 | 13.90 | 167.60 | 244.70 | 12.26 | 4.47 | 45.09 |
| WRO | Woronoco Bancorp, Inc. | 39.90 | 146.70 | 26.30 | 26.30 | 25.30 | 25.70 | 186.20 | 190.60 | 16.61 | 2.01 | 48.10 |
| WSB | Washington Savings Bank, F.S.B. (The) | 10.98 | 87.30 | 9.80 | 8.30 | 9.90 | 10.40 | 171.30 | 171.30 | 17.02 | 2.55 | 21.62 |
| WSBI | Warwick Community Bancorp, Inc. | 32.48 | 146.10 | NM | NM | NM | 170.50 | 215.00 | 222.50 | 20.35 | 1.85 | 300.00 |
| WSFS | WSFS Financial Corporation | 50.56 | 354.70 | 15.40 | 15.40 | 16.30 | 16.80 | 199.60 | 200.90 | 14.78 | 0.47 | 7.07 |
| WVFC | WVS Financial Corp. | 17.70 | 43.90 | 15.30 | 24.60 | 19.70 | 18.80 | 149.60 | 149.60 | 11.05 | 3.62 | 71.11 |
| WYPT | Waypoint Financial Corp. | 28.03 | 936.30 | 23.40 | 25.20 | 27.20 | 31.50 | 236.30 | 249.70 | 17.20 | 2.00 | 52.43 |
| | All Fully Converted Average | 22.98 | 689.37 | 19.16 | 22.37 | 19.68 | 23.94 | 159.14 | 178.18 | 15.44 | 2.11 | 45.06 |
| | All Fully Converted Median | 20.76 | 94.25 | 16.70 | 17.80 | 16.60 | 17.10 | 148.90 | 160.75 | 14.22 | 2.13 | 35.14 |
| | **All Mutual Holding Companies** | | | | | | | | | | | |
| ALLB | Greater Delaware Valley Savings | 30.53 | 105.10 | 34.79 | 34.79 | 39.11 | 39.11 | 98.29 | 98.29 | 23.12 | 1.18 | 50.70 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 15.64 | 92.30 | 85.86 | 86.88 | 116.87 | 119.89 | 101.92 | 105.02 | 11.53 | 3.20 | 416.67 |
| CFFN | Capitol Federal Financial (MHC) | 34.79 | 2,573.50 | 59.74 | 59.74 | 82.97 | 82.97 | 102.26 | 102.26 | 25.74 | 5.75 | 780.56 |
| CHEV | Cheviot Financial Corp. (MHC) | 11.00 | 109.10 | 42.59 | 42.59 | 83.93 | 47.12 | 85.30 | 85.30 | 33.05 | 1.82 | NA |
| CHFN | Charter Financial Corp. (MHC) | 34.92 | 692.30 | 77.73 | 78.68 | 76.40 | 90.24 | 93.48 | 94.24 | 44.74 | 2.86 | 275.00 |
| CSBK | Clifton Savings Bancorp, Inc. ( | 11.97 | 365.50 | NA | NA | NA | NA | NA | NA | NA | 1.00 | NA |
| FFFS | First Federal Financial Service | 13.00 | 51.00 | NA | NA | NA | NA | NA | NA | NA | 0.00 | NA |
| GCBC | Greene County Bancorp Inc. (MHC | 31.60 | 64.90 | 20.64 | 21.37 | 20.98 | 21.00 | 106.48 | 106.48 | 20.56 | 2.66 | 58.16 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 13.30 | 30.40 | 29.55 | 29.55 | 33.94 | 35.73 | 92.74 | 92.74 | 26.91 | 1.95 | 70.27 |
| HCBK | Hudson City Bancorp, Inc. (MHC) | 34.98 | 6,545.10 | 25.86 | 26.61 | 27.86 | 29.27 | 132.16 | 132.16 | 29.30 | 2.06 | 56.41 |
| JXSB | Jacksonville Bancorp, Inc. (MHC | 15.90 | 31.00 | 30.41 | 30.53 | 41.86 | 44.49 | 92.95 | 102.29 | 11.08 | 1.89 | 88.24 |
| KFED | K-Fed Bancorp (MHC) | 13.88 | 201.90 | NA | NA | NA | NA | NA | NA | NA | 0.00 | NA |
| NWSB | Northwest Bancorp, Inc. (MHC) | 22.10 | 1,059.90 | 19.74 | 20.02 | 19.72 | 21.16 | 102.79 | 119.21 | 16.80 | 2.17 | 40.38 |
| ONFC | Oneida Financial Corp. (MHC) | 11.95 | 89.50 | 23.34 | 22.02 | 27.89 | 31.37 | 96.38 | 112.53 | 18.85 | 3.18 | 96.59 |
| PBCT | People's Bank (MHC) | 33.98 | 3,185.00 | 29.56 | 32.98 | 17.01 | 43.14 | 116.00 | 120.92 | 26.00 | 3.41 | 58.20 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 16.08 | 39.40 | 17.59 | 29.44 | 24.60 | 31.36 | 91.93 | 102.92 | 12.25 | 2.49 | 65.57 |
| PRTR | Partners Trust Financial Group, | 10.07 | 485.50 | 42.09 | 36.49 | 35.59 | 34.29 | 121.42 | 133.85 | 31.08 | 2.38 | 49.85 |
| ROME | Rome Bancorp, Inc. (MHC) | 28.70 | 121.50 | 40.82 | 42.88 | 71.25 | 57.58 | 122.24 | 122.24 | 36.91 | 2.09 | 120.70 |
| WCFB | Webster City Federal Bancorp (M | 13.49 | 50.90 | 42.25 | 42.25 | 40.85 | 40.85 | 103.64 | 103.87 | 38.76 | 5.04 | 226.67 |
| WFD | Westfield Financial Inc. (MHC) | 22.50 | 226.30 | 32.19 | 37.89 | 36.47 | 41.78 | 100.82 | 100.82 | 25.22 | 1.78 | 44.64 |
| | All MHC's Average | 21.02 | 806.01 | 38.51 | 39.69 | 46.90 | 47.73 | 103.58 | 107.95 | 25.41 | 2.35 | 156.16 |
| | All MHC's Median | 15.99 | 115.30 | 32.19 | 34.79 | 36.47 | 40.85 | 101.92 | 103.87 | 25.74 | 2.13 | 67.92 |

**Exhibit 8**
**Industry Fully Converted Multiples**
**Pricing Data as of September 7, 2004**

| | | Current | Current | Current Price in Relation to | | | | | | | Current | LTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Stock | Market | | | | | | Tangible | | Dividend | Dividend |
| | | Price | Value | Earnings | Core EPS | LTM EPS | LTM Core EPS | Book Value | Book Value | Assets | Yield | Payout Ratio |
| Ticker | Short Name | ($) | ($M) | (x) | (x) | (x) | (x) | (%) | (%) | (%) | (%) | (%) |
| | Maryland | | | | | | | | | | | |
| SVBI | Severn Bancorp, Inc. | 35.69 | 148.40 | 11.40 | 11.40 | 12.40 | 12.40 | 272.90 | 274.60 | 23.91 | 1.12 | 13.15 |
| WSB | Washington Savings Bank, F.S.B. (The) | 10.98 | 87.30 | 9.80 | 8.30 | 9.90 | 10.40 | 171.30 | 171.30 | 17.02 | 2.55 | 21.62 |
| | Maryland Fully Converted Average | | 117.85 | 10.60 | 9.85 | 11.15 | 11.40 | 222.10 | 222.95 | 20.47 | 1.84 | 17.39 |
| | Maryland Fully Converted Median | | 117.85 | 10.60 | 9.85 | 11.15 | 11.40 | 222.10 | 222.95 | 20.47 | 1.84 | 17.39 |
| | Maryland MHC's | | | | | | | | | | | |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 15.64 | 92.30 | 85.86 | 86.88 | 116.87 | 119.89 | 101.92 | 105.02 | 11.53 | 3.20 | 416.67 |
| | Maryland MHC's Average | | 92.30 | 85.86 | 86.88 | 116.87 | 119.89 | 101.92 | 105.02 | 11.53 | 3.20 | 416.67 |
| | Maryland MHC's Median | | 92.30 | 85.86 | 86.88 | 116.87 | 119.89 | 101.92 | 105.02 | 11.53 | 3.20 | 416.67 |

**Exhibit 8**

**Industry Fully Converted Multiples**

**Pricing Data as of September 7, 2004**

| | | Current | Current | Current Price in Relation to | | | | | | | Current | LTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Stock | Market | | | | | | Tangible | | Dividend | Dividend |
| | | Price | Value | Earnings | Core EPS | LTM EPS | LTM Core EPS | Book Value | Book Value | Assets | Yield | Payout Ratio |
| Ticker | Short Name | ($) | ($M) | (x) | (x) | (x) | (x) | (%) | (%) | (%) | (%) | (%) |
| | **Comparable Group** | | | | | | | | | | | |
| ALLB | Greater Delaware Valley Savings Bank (M | 30.53 | 105.10 | 34.79 | 34.79 | 39.11 | 39.11 | 98.29 | 98.29 | 23.12 | 1.18 | 50.70 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 15.64 | 92.30 | 85.86 | 86.88 | 116.87 | 119.89 | 101.92 | 105.02 | 11.53 | 3.20 | 416.67 |
| GCBC | Greene County Bancorp Inc. (MHC) | 31.60 | 64.90 | 20.64 | 21.37 | 20.98 | 21.00 | 106.48 | 106.48 | 20.56 | 2.66 | 58.16 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 13.30 | 30.40 | 29.55 | 29.55 | 33.94 | 35.73 | 92.74 | 92.74 | 26.91 | 1.95 | 70.27 |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 15.90 | 31.00 | 30.41 | 30.53 | 41.86 | 44.49 | 92.95 | 102.29 | 11.08 | 1.89 | 88.24 |
| ONFC | Oneida Financial Corp. (MHC) | 11.95 | 89.50 | 23.34 | 22.02 | 27.89 | 31.37 | 96.38 | 112.53 | 18.85 | 3.18 | 96.59 |
| PBHC | Pathfinder Bancorp, Inc. (MHC) | 16.08 | 39.40 | 17.59 | 29.44 | 24.60 | 31.36 | 91.93 | 102.92 | 12.25 | 2.49 | 65.57 |
| ROME | Rome Bancorp, Inc. (MHC) | 28.70 | 121.50 | 40.82 | 42.88 | 71.25 | 57.58 | 122.24 | 122.24 | 36.91 | 2.09 | 120.70 |
| WCFB | Webster City Federal Bancorp (MHC) | 13.49 | 50.90 | 42.25 | 42.25 | 40.85 | 40.85 | 103.64 | 103.87 | 38.76 | 5.04 | 226.67 |
| WFD | Westfield Financial Inc. (MHC) | 22.50 | 226.30 | 32.19 | 37.89 | 36.47 | 41.78 | 100.82 | 100.82 | 25.22 | 1.78 | 44.64 |
| | Comparable Average | | 85.13 | 35.74 | 37.76 | 45.38 | 46.32 | 100.74 | 104.72 | 22.52 | 2.546 | 123.82 |
| | Comparable Median | | 77.20 | 31.30 | 32.66 | 37.79 | 39.98 | 99.55 | 103.39 | 21.84 | 2.290 | 79.26 |
| | All Fully Converted Average | | 689.37 | 19.16 | 22.37 | 19.68 | 23.94 | 159.14 | 178.18 | 15.44 | 2.112 | 45.06 |
| | All Fully Converted Median | | 94.25 | 16.70 | 17.80 | 16.60 | 17.10 | 148.90 | 160.75 | 14.22 | 2.130 | 35.14 |
| | All MHC's Average | | 806.01 | 38.51 | 39.69 | 46.90 | 47.73 | 103.58 | 107.95 | 25.41 | 2.346 | 156.16 |
| | All MHC's Median | | 115.30 | 32.19 | 34.79 | 36.47 | 40.85 | 101.92 | 103.87 | 25.74 | 2.130 | 67.92 |
| | Maryland Fully Converted Average | | 117.85 | 10.60 | 9.85 | 11.15 | 11.40 | 222.10 | 222.95 | 20.47 | 1.835 | 17.39 |
| | Maryland Fully Converted Median | | 117.85 | 10.60 | 9.85 | 11.15 | 11.40 | 222.10 | 222.95 | 20.47 | 1.835 | 17.39 |
| | Maryland MHC's Average | | 92.30 | 85.86 | 86.88 | 116.87 | 119.89 | 101.92 | 105.02 | 11.53 | 3.200 | 416.67 |
| | Maryland MHC's Median | | 92.30 | 85.86 | 86.88 | 116.87 | 119.89 | 101.92 | 105.02 | 11.53 | 3.200 | 416.67 |

Exhibit 9
**MHC Conversions - 2001 to Date**
**Selected Market Data**
Market Data as of 09/07/04

| | | | | | | Price to Pro Forma | | | |
|---|---|---|---|---|---|---|---|---|---|
| Ticker | Short Name | IPO Date | IPO Price ($) | Percentage Retained By MHC (%) | Net Proceeds ($000) | Pro Forma Earnings (x) | Pro Forma Book Value (%) | Pro Forma Tang. Book (%) | Fully Converted Book Value (%) |
| FFFS | First Federal Financial Services, Inc. (MHC) | 06/29/2004 | 10.0000 | 55.00 | 15,372 | NM | NM | NM | 75.90 |
| MNCK | Monadnock Community Bancorp, Inc. (MHC) | 06/29/2004 | 8.0000 | 55.00 | 2,613 | NM | NM | NM | 85.45 |
| OFFO | Osage Federal Financial Inc. (MHC) | 04/01/2004 | 10.0000 | 70.00 | 5,480 | NM | NM | NM | 85.18 |
| WAWL | Wawel Savings Bank (MHC) | 04/01/2004 | 10.0000 | 60.78 | 7,027 | NM | NM | NM | 92.82 |
| **Q2'04** | **Average** | | | | | NM | NM | NM | **84.84** |
| | **Median** | | | | | NM | NM | NM | **85.32** |
| KFED | K-Fed Bancorp (MHC) | 03/31/2004 | 10.0000 | 60.91 | 48,472 | NM | NM | NM | 92.00 |
| CZWI | Citizens Community Bancorp (MHC) | 03/30/2004 | 10.0000 | 67.83 | 7,416 | NM | NM | NM | 83.24 |
| CSBK | Clifton Savings Bancorp, Inc. (MHC) | 03/04/2004 | 10.0000 | 55.00 | 113,396 | NM | NM | NM | 92.10 |
| CHEV | Cheviot Financial Corp. (MHC) | 01/06/2004 | 10.0000 | 55.00 | 36,987 | NM | NM | NM | 83.14 |
| **Q1'04** | **Average** | | | | | NM | NM | NM | **87.62** |
| | **Median** | | | | | NM | NM | NM | **87.62** |
| **2004 YTD** | **Average** | | | | | NM | NM | NM | **86.23** |
| | **Median** | | | | | NM | NM | NM | **85.32** |
| FLTB | Flatbush Federal Bancorp, Inc. (MHC) | 10/21/2003 | 8.0000 | 53.00 | 6,947 | NM | NM | NM | 77.33 |
| ASBH | ASB Holding Company (MHC) | 10/03/2003 | 10.0000 | 70.00 | 13,640 | NM | NM | NM | 80.70 |
| **Q4'03** | **Average** | | | | | NM | NM | NM | **79.02** |
| | **Median** | | | | | NM | NM | NM | **79.02** |
| **2003** | **Average** | | | | | NM | NM | NM | **79.02** |
| | **Median** | | | | | NM | NM | NM | **79.02** |
| MDNB | Minden Bancorp, Inc. (MHC) | 07/02/2002 | 10.0000 | 55.00 | 5,400 | NM | NM | NM | 61.80 |
| **Q3'02** | **Average** | | | | | NM | NM | NM | **61.80** |
| | **Median** | | | | | NM | NM | NM | **61.80** |
| NEBS | New England Bancshares, Inc. (MHC) | 06/04/2002 | 10.0000 | 55.00 | 7,655 | NM | NM | NM | 65.02 |
| **Q2'02** | **Average** | | | | | NM | NM | NM | **65.02** |
| | **Median** | | | | | NM | NM | NM | **65.02** |
| **2002** | **Average** | | | | | NM | NM | NM | **63.41** |
| | **Median** | | | | | NM | NM | NM | **63.41** |
| WFD | Westfield Financial Inc. (MHC) | 12/28/2001 | 10.0000 | 53.00 | 42,156 | NM | NM | NM | 62.34 |
| AJSB | AJS Bancorp, Inc. (MHC) | 12/27/2001 | 10.0000 | 51.00 | 9,828 | NM | NM | NM | 60.13 |
| CHFN | Charter Financial Corp. (MHC) | 10/17/2001 | 10.0000 | 80.00 | 33,386 | NM | NM | NM | 47.68 |
| **Q4'01** | **Average** | | | | | NM | NM | NM | **56.72** |
| | **Median** | | | | | NM | NM | NM | **60.13** |
| **2001** | **Average** | | | | | NM | NM | NM | **56.72** |
| | **Median** | | | | | NM | NM | NM | **60.13** |
| **1/1/2001** | **Average** | | | | | NM | NM | NM | **76.32** |
| **9/7/2004** | **Median** | | | | | NM | NM | NM | **80.70** |

**Exhibit 9**
**MHC Conversions - 2001 to Date**
**Selected Market Data**
**Market Data as of 09/07/04**

| | | Percent Change from IPO | | | | | | Current Price to | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Ticker | Short Name | After 1 Day (%) | After 1 Week (%) | After 1 Month (%) | After 3 Months (%) | To date (%) | Current Stock Price 9/7/2004 | LTM Earnings (X) | LTM Core Earnings (X) | Book Value (%) | Tangible Book (%) |
| FFFS | First Federal Financial Services, Inc. (MHC) | 15.00 | 20.50 | 35.00 | NA | 30.00 | 13.00 | NA | NA | 143.10 | 143.10 |
| MNCK | Monadnock Community Bancorp, Inc. (MHC) | 3.75 | 2.50 | -3.13 | NA | (6.25) | 7.50 | NA | NA | 138.30 | 138.30 |
| OFFO | Osage Federal Financial Inc. (MHC) | 20.00 | 22.50 | 9.50 | 9.50 | 20.00 | 12.00 | NA | NA | 201.30 | 201.30 |
| WAWL | Wawel Savings Bank (MHC) | 29.50 | 25.00 | 12.50 | 25.00 | 19.10 | 11.91 | NA | NA | 191.50 | 191.50 |
| **Q2'04** | **Average** | **17.06** | **17.63** | **13.47** | **17.25** | **15.71** | **11.10** | **NA** | **NA** | **168.55** | **168.55** |
| | **Median** | **17.50** | **21.50** | **11.00** | **17.25** | **19.55** | **11.96** | **NA** | **NA** | **167.30** | **167.30** |
| KFED | K-Fed Bancorp (MHC) | 34.90 | 30.00 | 15.10 | 29.00 | 38.80 | 13.88 | NA | NA | 228.70 | 228.70 |
| CZWI | Citizens Community Bancorp (MHC) | 23.70 | 32.50 | 17.50 | 18.50 | 18.00 | 11.80 | NA | NA | 185.20 | 188.70 |
| CSBK | Clifton Savings Bancorp, Inc. (MHC) | 22.50 | 37.50 | 32.90 | 24.00 | 19.70 | 11.97 | NA | NA | 182.40 | 182.40 |
| CHEV | Cheviot Financial Corp. (MHC) | 33.20 | 34.70 | 33.00 | 31.00 | 10.00 | 11.00 | NA | NA | 142.50 | 142.50 |
| **Q1'04** | **Average** | **28.58** | **33.68** | **24.63** | **25.63** | **21.63** | **12.16** | **NA** | **NA** | **184.70** | **185.58** |
| | **Median** | **28.45** | **33.60** | **25.20** | **26.50** | **18.85** | **11.89** | **NA** | **NA** | **183.80** | **185.55** |
| **2004 YTD** | **Average** | **22.82** | **25.65** | **19.05** | **22.83** | **18.67** | **11.63** | **NA** | **NA** | **176.63** | **177.06** |
| | **Median** | **23.10** | **27.50** | **16.30** | **24.50** | **19.40** | **11.94** | **NA** | **NA** | **183.80** | **185.55** |
| FLTB | Flatbush Federal Bancorp, Inc. (MHC) | 63.75 | 54.38 | 60.63 | 60.00 | 28.75 | 10.30 | NA | NA | 151.60 | 151.60 |
| ASBH | ASB Holding Company (MHC) | 62.00 | 71.00 | 68.50 | 79.50 | 49.50 | 14.95 | NA | NA | 219.40 | 219.40 |
| **Q4'03** | **Average** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** | **12.63** | **NA** | **NA** | **185.50** | **185.50** |
| | **Median** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** | **12.63** | **NA** | **NA** | **185.50** | **185.50** |
| **2003** | **Average** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** | **12.63** | **NA** | **NA** | **185.50** | **185.50** |
| | **Median** | **62.88** | **62.69** | **64.57** | **69.75** | **39.13** | **12.63** | **NA** | **NA** | **185.50** | **185.50** |
| MDNB | Minden Bancorp, Inc. (MHC) | 19.50 | 20.00 | 18.50 | 13.00 | 93.00 | 19.30 | 24.10 | 24.10 | 152.10 | 152.10 |
| **Q3'02** | **Average** | **19.50** | **20.00** | **18.50** | **13.00** | **93.00** | **19.30** | **24.10** | **24.10** | **152.10** | **152.10** |
| | **Median** | **19.50** | **20.00** | **18.50** | **13.00** | **93.00** | **19.30** | **24.10** | **24.10** | **152.10** | **152.10** |
| NEBS | New England Bancshares, Inc. (MHC) | 23.00 | 24.00 | 24.00 | 23.00 | 80.00 | 18.00 | 40.90 | 43.50 | 150.10 | 161.70 |
| **Q2'02** | **Average** | **23.00** | **24.00** | **24.00** | **23.00** | **80.00** | **18.00** | **40.90** | **43.50** | **150.10** | **161.70** |
| | **Median** | **23.00** | **24.00** | **24.00** | **23.00** | **80.00** | **18.00** | **40.90** | **43.50** | **150.10** | **161.70** |
| **2002** | **Average** | **21.25** | **22.00** | **21.25** | **18.00** | **86.50** | **18.65** | **32.50** | **33.80** | **151.10** | **156.90** |
| | **Median** | **21.25** | **22.00** | **21.25** | **18.00** | **86.50** | **18.65** | **32.50** | **33.80** | **151.10** | **156.90** |
| WFD | Westfield Financial Inc. (MHC) | 33.40 | 32.40 | 36.00 | 47.00 | 125.00 | 22.50 | 40.20 | 46.30 | 184.40 | 184.40 |
| AJSB | AJS Bancorp, Inc. (MHC) | 32.00 | 29.10 | 32.50 | 40.00 | 150.00 | 25.00 | 44.60 | 45.40 | 189.80 | 189.80 |
| CHFN | Charter Financial Corp. (MHC) | 42.50 | 52.50 | 74.10 | 121.00 | 249.20 | 34.92 | NM | 105.20 | 259.80 | 265.90 |
| **Q4'01** | **Average** | **35.97** | **38.00** | **47.53** | **69.33** | **174.73** | **27.47** | **42.40** | **65.63** | **211.33** | **213.37** |
| | **Median** | **33.40** | **32.40** | **36.00** | **47.00** | **150.00** | **25.00** | **42.40** | **46.30** | **189.80** | **189.80** |
| **2001** | **Average** | **35.97** | **38.00** | **47.53** | **69.33** | **174.73** | **27.47** | **42.40** | **65.63** | **211.33** | **213.37** |
| | **Median** | **33.40** | **32.40** | **36.00** | **47.00** | **150.00** | **25.00** | **42.40** | **46.30** | **189.80** | **189.80** |
| **1/1/2001** | **Average** | **30.58** | **32.57** | **31.11** | **40.04** | **61.65** | **15.87** | **37.45** | **52.90** | **181.35** | **182.76** |
| **9/7/2004** | **Median** | **29.50** | **30.00** | **32.50** | **29.00** | **30.00** | **13.00** | **40.55** | **45.40** | **184.40** | **184.40** |

**Bay-Vanguard Federal Savings Bank**
**Pro Forma Analysis Sheet - Twelve Months Ended**
**June 30, 2004**
**Includes SOP 93-6**

| | | Bank | Comparables | | State | | National | |
|---|---|---|---|---|---|---|---|---|
| | | | Mean | Median | Mean | Median | Mean | Median |
| Price-Core Earnings Ratio P/E | Min | 20.83 | | | | | | |
| | Mid | 23.81 | 46.32 | 39.98 | 47.73 | 40.85 | 119.89 | 119.89 |
| | Max | 26.32 | | | | | | |
| | Smax | 29.41 | | | | | | |
| Price-to-Book Ratio P/B | Min | 73.31% | | | | | | |
| | Mid | 77.58% | 100.74% | 99.55% | 103.58% | 101.92% | 101.92% | 101.92% |
| | Max | 81.10% | | | | | | |
| | Smax | 84.39% | | | | | | |
| Price-to-Tangible Book Ratio P/TB | Min | 73.37% | | | | | | |
| | Mid | 77.64% | 104.72% | 103.39% | 107.95% | 103.87% | 105.02% | 105.02% |
| | Max | 81.17% | | | | | | |
| | Smax | 84.46% | | | | | | |
| Price-to-Assets Ratio P/A | Min | 13.52% | | | | | | |
| | Mid | 15.58% | 22.52% | 21.84% | 25.41% | 25.74% | 11.53% | 11.53% |
| | Max | 17.57% | | | | | | |
| | Smax | 19.75% | | | | | | |

Valuation Parameters

| | | | | |
|---|---|---|---|---|
| Prior Twelve Mos. Earning Base | Y | | | |
| Period Ended June 30, 2004 | | $ | 542 | (1) |
| Pre-Conversion Book Value | B | | | |
| As of June 30, 2004 | | $ | 7,914 | |
| Pre-Conversion Assets | A | | | |
| As of June 30, 2004 | | $ | 97,655 | |
| Return on Money | R | | 2.08% | (2) |
| Conversion Expenses | | $ | 757 | |
| | X | | 4.33% | (3) |
| Proceeds Not Invested | | $ | 2,100 | (4) |
| Estimated ESOP Borrowings | | $ | 1,400 | |
| ESOP Purchases | E | | 8.00% | (5) |
| Cost of ESOP Borrowings | | $ | 93 | (5) |
| Cost of ESOP Borrowings | S | | 0.00% | (5) |
| Amort of ESOP Borrowings | T | | 15 | Years |
| Amort of MRP Amount | N | | 5 | Years |
| Estimated MRP Amount | | $ | 700 | (6) |
| MRP Purchases | M | | 4.00% | |
| MRP Expense | | $ | 140 | |
| Foundation Amount | | $ | - | (7) |
| Foundation Amount | F | | 0.00% | 0.00% |
| Foundation Opportunity Cost | | $ | - | |
| Tax Benefit | Z | $ | - | (8) |
| Tax Rate | TAX | | 34.20% | |
| Percentage Sold | PCT | | 100.00% | |
| Amount to be issued to Public | | $ | 17,500 | (9) |
| Earnings Multiple | | | 12 | |

(1) Net income for the twelve months ended June 30, 2004.
(2) Net Return assumes a reinvestment rate of 3.16 percent (the 1 year Treasury at June 30, 2004), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

## Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $17,500,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $17,500,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $17,500,000

The appraisal was performed on a market basis and not on the above formulas.

| Conclusion | Total Shares Shares | Price Per Share | Total Value |
|---|---|---|---|
| Appraised Value - Midpoint | 1,750,000 | $ 10 | $ 17,500,000 |
| Range: | | | |
| - Minimum | 1,487,500 | $ 10 | 14,875,000 |
| - Maximum | 2,012,500 | 10 | 20,125,000 |
| - Super Maximum | 2,314,375 | 10 | 23,143,750 |

**Pre Foundation**

| | Appraised Value | | | |
|---|---|---|---|---|
| Conclusion | Minimum | Midpoint | Maximum | SuperMaximum * |
| Total Shares | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Full Conversion Value | $ 14,875,000 | $ 17,500,000 | $ 20,125,000 | $ 23,143,750 |
| Exchange Shares | 0 | 0 | 0 | 0 |
| Exchange Percent | 0.00% | 0.00% | 0.00% | 0.00% |
| Conversion Shares | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Conversion Percent | 100.00% | 100.00% | 100.00% | 100.00% |
| Gross Proceeds | $ 14,875,000 | $ 17,500,000 | $ 20,125,000 | $ 23,143,750 |
| Exchange Value | $ - | $ - | $ - | $ - |
| Exchange Ratio | 0.0000 | 0.0000 | 0.0000 | 0.0000 |

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

**Pro Forma Effect of Conversion Proceeds**
**As of June 30, 2004**
**(Dollars in Thousands)**

| Conversion Proceeds | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| Total Shares Offered | | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Conversion Shares Offered | | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Price Per Share | | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | | $ 14,875 | $ 17,500 | $ 20,125 | $ 23,144 |
| Plus: Value issued to Foundation | (9) | - | - | - | - |
| Pro Forma Market Capitalization | | 14,875 | 17,500 | 20,125 | 23,144 |
| Gross Proceeds | | 14,875 | 17,500 | 20,125 | 23,144 |
| Less: Est. Conversion Expenses | | 709 | 757 | 805 | 861 |
| Cash issued to foundation | | - | - | - | - |
| Net Proceeds | | $ 14,166 | $ 16,743 | $ 19,320 | $ 22,283 |
| **Estimated Income from Proceeds** | | | | | |
| Net Conversion Proceeds | | $ 14,166 | $ 16,743 | $ 19,320 | $ 22,283 |
| Less: ESOP Adjustment | (3) | 1,190 | 1,400 | 1,610 | 1,852 |
| Less: MRP Adjustment | (3) | 595 | 700 | 805 | 926 |
| Net Proceeds Reinvested | | $ 12,381 | $ 14,643 | $ 16,905 | $ 19,505 |
| Estimated Incremental Rate of Return | | 2.08% | 2.08% | 2.08% | 2.08% |
| Estimated Incremental Return | | $ 258 | $ 305 | $ 352 | $ 406 |
| Less: Cost of ESOP | (4) | - | - | - | - |
| Less: Amortization of ESOP | (7) | 52 | 61 | 71 | 81 |
| Less: MRP Adjustment | (7) | 78 | 92 | 106 | 122 |
| Pro-forma Net Income | | 128 | 152 | 175 | 203 |
| Earnings Before Conversion | | 542 | 542 | 542 | 542 |
| Earnings Excluding Adjustment | | 670 | 694 | 717 | 745 |
| Earnings Adjustment | (6) | - | - | - | - |
| Earnings After Conversion | | $ 670 | $ 694 | $ 717 | $ 745 |

**Pro Forma Effect of Conversion Proceeds**
**As of June 30, 2004**
**(Dollars in Thousands)**

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| **Pro-forma Net Worth** | | | | | |
| Net Worth at June 30, 2004 | | $ 7,914 | $ 7,914 | $ 7,914 | $ 7,914 |
| Net Conversion Proceeds | | 14,166 | 16,743 | 19,320 | 22,283 |
| Plus: MHC Adjustment | (7) | - | - | - | - |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,190) | (1,400) | (1,610) | (1,852) |
| Less: MRP Adjustment | (2) | (595) | (700) | (805) | (926) |
| Pro-forma Net Worth | | $ 20,295 | $ 22,557 | $ 24,819 | $ 27,419 |
| **Pro-forma Tangible Net Worth** | | | | | |
| Pro-forma Net Worth | | $ 20,295 | $ 22,557 | $ 24,819 | $ 27,419 |
| Less: Intangible | (5) | 15 | 15 | 15 | 15 |
| Pro-forma Tangible Net Worth | | $ 20,280 | $ 22,542 | $ 24,804 | $ 27,404 |
| **Pro-forma Assets** | | | | | |
| Total Assets at June 30, 2004 | | $ 97,655 | $ 97,655 | $ 97,655 | $ 97,655 |
| Net Conversion Proceeds | | 14,166 | 16,743 | 19,320 | 22,283 |
| Plus: MHC Adjustment | (7) | - | - | - | - |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,190) | (1,400) | (1,610) | (1,852) |
| Less: MRP Adjustment | (2) | (595) | (700) | (805) | (926) |
| Pro-forma Assets Excluding Adjustment | | 110,036 | 112,298 | 114,560 | 117,160 |
| Plus: Adjustment | (6) | - | - | - | - |
| Pro-forma Total Assets | | $ 110,036 | $ 112,298 | $ 114,560 | $ 117,160 |
| **Stockholder's Equity Per Share** | | | | | |
| Net Worth at June 30, 2004 | | $ 5.32 | $ 4.52 | $ 3.93 | $ 3.42 |
| Estimated Net Proceeds | | 9.52 | 9.57 | 9.60 | 9.63 |
| Plus: MHC Adjustment | | - | - | - | - |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Stock | | (0.80) | (0.80) | (0.80) | (0.80) |
| Less: MRP Stock | | (0.40) | (0.40) | (0.40) | (0.40) |
| Pro-forma Net Worth Per Share | | 13.64 | 12.89 | 12.33 | 11.85 |
| Less: Intangible | | 0.01 | 0.01 | 0.01 | 0.01 |
| Pro-forma Tangible Net Worth Per Share | | $ 13.63 | $ 12.88 | $ 12.32 | $ 11.84 |

**Pro Forma Effect of Conversion Proceeds**
**As of June 30, 2004**
**(Dollars in Thousands)**

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| **Net Earnings Per Share** | | | | | |
| Historical Earnings Per Share | (8) | $ 0.39 | $ 0.33 | $ 0.29 | $ 0.25 |
| Incremental return Per Share | (8) | 0.19 | 0.19 | 0.19 | 0.19 |
| ESOP Adjustment Per Share | (8) | (0.04) | (0.04) | (0.04) | (0.04) |
| MRP Adjustment Per Share | (8) | (0.06) | (0.06) | (0.06) | (0.06) |
| Normalizing Adjustment Per Share | | - | - | - | - |
| Pro Forma Earnings Per Share | (8) | $ 0.48 | $ 0.42 | $ 0.38 | $ 0.34 |
| **Shares Utilized** | | | | | |
| Shares Utilized | | 1,377 | 1,619 | 1,863 | 2,141 |
| **Pro-forma Ratios** | | | | | |
| Price/EPS without Adjustment | | 20.83 | 23.81 | 26.32 | 29.41 |
| Price/EPS with Adjustment | | 20.83 | 23.81 | 26.32 | 29.41 |
| Price/Book Value per Share | | 73.31% | 77.58% | 81.10% | 84.39% |
| Price/Tangible Book Value | | 73.37% | 77.64% | 81.17% | 84.46% |
| Market Value/Assets | | 13.52% | 15.58% | 17.57% | 19.75% |

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

| Expense Calculations | | | | | |
|---|---|---|---|---|---|
| Total Shares Offered | | 1,488 | 1,750 | 2,013 | 2,314 |
| Price Per Share | | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | | $ 14,875 | $ 17,500 | $ 20,125 | $ 23,144 |
| Estimated Insider Purchases | | (505) | (505) | (505) | (505) |
| ESOP Purchases | | (1,190) | (1,400) | (1,610) | (1,852) |
| Proceeds to Base Fee On | | $ 13,180 | $ 15,595 | $ 18,010 | $ 20,787 |
| Underwriters Percentage | | 2.00% | 2.00% | 2.00% | 2.00% |
| Underwriters Fee | | $ 264 | $ 312 | $ 360 | $ 416 |
| Advisory Fee | | - | - | - | - |
| Total Underwriters Fee | | 264 | 312 | 360 | 416 |
| All Other Expenses | | 445 | 445 | 445 | 445 |
| Total Expense | | $ 709 | $ 757 | $ 805 | $ 861 |
| | | | | | |
| Shares Calculations | | | | | |
| Shares Outstanding (used for BV/Sh) | | 1,488 | 1,750 | 2,013 | 2,314 |
| Less: New ESOP Adjustment | | 119 | 140 | 161 | 185 |
| Less: Old ESOP Adjustment | (1) | 0 | 0 | 0 | 0 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 8 | 9 | 11 | 12 |
| Plus: Old SOP 93-6 ESOP Shares | (2) | 0 | 0 | 0 | 0 |
| Shares for all EPS Calculations | | 1,377 | 1,619 | 1,863 | 2,141 |
| | | | | | |
| Actual number of shares for EPS | | 1,376,433 | 1,619,333 | 1,862,233 | 2,141,568 |
| Actual foundation shares | | 0 | 0 | 0 | 0 |

**Post Foundation**

| | Appraised Value | | | |
|---|---|---|---|---|
| Conclusion | Minimum | Midpoint | Maximum | SuperMaximum |
| Shares Issued and Exchanged | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Shares Issued to Foundation | - | - | - | - |
| Total Shares | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Exchange Shares | - | - | - | - |
| Conversion Shares | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Implied Exhange Ratio | - | - | - | - |
| Gross Proceeds | $ 14,875,000 | $ 17,500,000 | $ 20,125,000 | $ 23,143,750 |
| Exchange Value | $ - | $ - | $ - | $ - |

| MRP Dilution | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Less: New ESOP Adjustment | | 119,000 | 140,000 | 161,000 | 185,150 |
| Less: Old ESOP Adjustment | | 0 | 0 | 0 | 0 |
| Plus: New MRP issued | (1) | 59,500 | 70,000 | 80,500 | 92,575 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 7,933 | 9,333 | 10,733 | 12,343 |
| Plus: Old SOP 93-6 ESOP Shares | | 0 | 0 | 0 | 0 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 1,435,933 | 1,689,333 | 1,942,733 | 2,234,143 |
| EPS | | $ 0.48 | $ 0.42 | $ 0.38 | $ 0.34 |
| | | | | | |
| BV/Share | | $ 13.12 | $ 12.39 | $ 11.86 | $ 11.39 |
| Voting Dilution | | 4.32% | 4.34% | 4.31% | 4.33% |

| Option Dilution | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Less: New ESOP Adjustment | | 119,000 | 140,000 | 161,000 | 185,150 |
| Less: Old ESOP Adjustment | | 0 | 0 | 0 | 0 |
| Plus: Options | (1) | 148,750 | 175,000 | 201,250 | 231,438 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 7,933 | 9,333 | 10,733 | 12,343 |
| Plus: Old SOP 93-6 ESOP Shares | | 0 | 0 | 0 | 0 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 1,525,183 | 1,794,333 | 2,063,483 | 2,373,006 |
| EPS | | $ 0.44 | $ 0.39 | $ 0.35 | $ 0.31 |
| | | | | | |
| BV/Share | | $ 13.31 | $ 12.63 | $ 12.12 | $ 11.68 |
| Voting Dilution | | 10.80% | 10.83% | 10.79% | 10.82% |

**Bay-Vanguard Federal Savings Bank**
**Pro Forma Analysis Sheet - Twelve Months Ended**
**June 30, 2004**
**Includes SOP 93-6**

| | | Bank | Comparables | | State | | National | |
|---|---|---|---|---|---|---|---|---|
| | | | Mean | Median | Mean | Median | Mean | Median |
| | $14,875,000 | 24.39 | | | | | | |
| Price-Core Earnings Ratio P/E | $17,500,000 | 28.57 | 51.49 | 44.00 | 134.80 | 134.80 | 54.50 | 45.00 |
| | $20,125,000 | 32.26 | | | | | | |
| | $23,143,750 | 37.04 | | | | | | |
| | $14,875,000 | 113.38% | | | | | | |
| Price-to-Book Ratio P/B | $17,500,000 | 123.92% | 219.52% | 200.45% | 228.80% | 228.80% | 230.84% | 214.10% |
| | $20,125,000 | 132.98% | | | | | | |
| | $23,143,750 | 142.05% | | | | | | |
| | $14,875,000 | 113.51% | | | | | | |
| Price-to-Tangible Book Ratio P/TB | $17,500,000 | 124.07% | 236.35% | 232.55% | 245.00% | 245.00% | 245.99% | 238.60% |
| | $20,125,000 | 133.16% | | | | | | |
| | $23,143,750 | 142.25% | | | | | | |
| | $14,875,000 | 14.47% | | | | | | |
| Price-to-Assets Ratio P/A | $17,500,000 | 16.85% | 26.02% | 24.84% | 12.30% | 12.30% | 31.06% | 29.88% |
| | $20,125,000 | 19.19% | | | | | | |
| | $23,143,750 | 21.82% | | | | | | |

Valuation Parameters

| | | | | |
|---|---|---|---|---|
| Twelve Months Ended | Y | | | |
| Period Ended June 30, 2004 | | $ | **542** | (1) |
| Pre-Conversion Book Value | B | | | |
| As of June 30, 2004 | | $ | **7,914** | |
| Pre-Conversion Assets | A | | | |
| As of June 30, 2004 | | $ | **97,655** | |
| Return on Money | R | | **2.08%** | (2) |
| Conversion Expenses | | $ | 579 | |
| | X | | 7.35% | (3) |
| Proceeds Not Invested | | $ | 1,029 | (4) |
| Estimated ESOP Borrowings | | | **$686** | |
| ESOP Purchases | E | | 8.00% | (5) |
| Cost of ESOP Borrowings | | | $46 | (5) |
| Cost of ESOP Borrowings | S | | **0.00%** | (5) |
| Amort of ESOP Borrowings | T | | **15** | Years |
| Amort of MRP Amount | N | | **5** | Years |
| Estimated MRP Amount | | $ | **343** | (6) |
| MRP Purchases | M | | 4.00% | |
| MRP Expense | | $ | 69 | |
| Foundation Amount | | $ | - | |
| Foundation Amount | F | | **0.00%** | |
| Tax Rate | TAX | | **34.20%** | |
| Percentage Sold | PCT | | **45.00%** | |
| Tax Benefit | Z | | $0 | |
| Earnings Multiple | | | 12 | |

(1) Net income for the twelve months ended June 30, 2004.

(2) Net Return assumes a reinvestment rate of 3.16 percent (the 1 year Treasury at June 30, 2004), and a tax rate of 34%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) *Includes Stock from ESOP and MRP*

(5) Assumes ESOP is amortized straight line over 15 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

## Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$7,875,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$7,875,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$7,875,000$$

The appraisal was performed on a market basis and not on the above formulas.

| Conclusion | Total Shares | Price per Share | Total Value |
|---|---|---|---|
| Appraised Value - $14,875,000 at 45% | 669,375 | $10 | $6,693,750 |
| Appraised Value - $17,500,000 at 45% | 787,500 | $10 | $7,875,000 |
| Appraised Value - $20,125,000 at 45% | 905,625 | $10 | $9,056,250 |
| Appraised Value - $23,143,750 at 45% | 1,041,469 | $10 | $10,414,690 |

**Pro Forma Effect of Conversion Proceeds**
**As of June 30, 2004**

| | | $ 14,875,000 Independent Valuation | $ 17,500,000 Independent Valuation | $ 20,125,000 Independent Valuation | $ 23,143,750 Independent Valuation |
|---|---|---|---|---|---|
| | | (Dollars in Thousands, Except Per Share Amounts) | | | |
| Minority % | | 45% | 45% | 45% | 45% |
| Minority Shares | | 669,375 | 787,500 | 905,625 | 1,041,469 |
| Conversion Proceeds | | 1,488 | 1,750 | 2,013 | 2,314 |
| Shares Offered | | 669 | 788 | 906 | 1,041 |
| Price Per Share | | $10 | $10 | $10 | $10 |
| Gross Proceeds | | $6,694 | $7,875 | $9,056 | $10,415 |
| Plus: Value issued to Foundation | (9) | $0 | $0 | $0 | $0 |
| Pro Forma Market Capitalization | | $6,694 | $7,875 | $9,056 | $10,415 |
| Gross Proceeds | | $6,694 | $7,875 | $9,056 | $10,415 |
| Less: Est. Conversion Expenses | | $557 | $579 | $600 | $625 |
| Less: Capital to MHC | | $50 | $50 | $50 | $50 |
| Less: Cash to Foundation | | $0 | $0 | $0 | $0 |
| Net Proceeds | | $6,087 | $7,246 | $8,406 | $9,740 |
| Estimated Income from Proceeds | | | | | |
| Net Conversion Proceeds | | $6,087 | $7,246 | $8,406 | $9,740 |
| Less: ESOP Adjustment | (3) | $583 | $686 | $789 | $907 |
| Less: MRP Adjustment | (3) | $292 | $343 | $394 | $454 |
| Net Proceeds Reinvested | | $5,212 | $6,217 | $7,223 | $8,379 |
| Estimated Incremental Rate of Return | | 2.08% | 2.08% | 2.08% | 2.08% |
| Estimated Incremental Return | | $108 | $129 | $150 | $174 |
| Less: Interest Cost of ESOP | (4) | $0 | $0 | $0 | $0 |
| Less: Amortization of ESOP | (7) | $26 | $30 | $35 | $40 |
| Less: Amortization of MRP | (8) | $38 | $45 | $52 | $60 |
| Pro-forma Net Income | | $44 | $54 | $63 | $74 |
| Earnings Before Conversion | | $ 542 | $ 542 | $ 542 | $ 542 |
| Earnings Excluding Adjustment | | $586 | $596 | $605 | $616 |
| Earnings Adjustment | (6) | $0 | $0 | $0 | $0 |
| Earnings After Conversion | | $586 | $596 | $605 | $616 |

## Pro Forma Effect of Conversion Proceeds
## As of June 30, 2004

| | | $ 14,875,000 Independent Valuation | $ 17,500,000 Independent Valuation | $ 20,125,000 Independent Valuation | $ 23,143,750 Independent Valuation |
|---|---|---|---|---|---|
| | | (Dollars in Thousands, Except Per Share Amounts) | | | |
| **Pro-forma Net Worth** | | | | | |
| Net Worth at June 30, 2004 | | $ 7,914 | $ 7,914 | $ 7,914 | $ 7,914 |
| Net Conversion Proceeds | | $6,087 | $7,246 | $8,406 | $9,740 |
| Plus: Value issued to the Foundation | | $0 | $0 | $0 | $0 |
| Less: After Tax cost of Foundation | | $0 | $0 | $0 | $0 |
| Less: ESOP Adjustment | (1) | (583) | (686) | (789) | (907) |
| Less: MRP Adjustment | (2) | (292) | (343) | (394) | (454) |
| Pro-forma Net Worth | | $13,126 | $14,131 | $15,137 | $16,293 |
| **Pro-forma Tangible Net Worth** | | | | | |
| Pro-forma Net Worth | | $13,126 | $14,131 | $15,137 | $16,293 |
| Less: Intangible | (5) | $15 | $15 | $15 | $15 |
| Pro-forma Tangible Net Worth | | $13,111 | $14,116 | $15,122 | $16,278 |
| **Pro-forma Assets** | | | | | |
| Total Assets at June 30, 2004 | | $ 97,655 | $ 97,655 | $ 97,655 | $ 97,655 |
| Net Conversion Proceeds | | $6,087 | $7,246 | $8,406 | $9,740 |
| Plus: Value issued to the Foundation | | $0 | $0 | $0 | $0 |
| Less: After Tax cost of Foundation | | $0 | $0 | $0 | $0 |
| Less: ESOP Adjustment | (1) | (583) | (686) | (789) | (907) |
| Less: MRP Adjustment | (2) | (292) | (343) | (394) | (454) |
| Pro-forma Assets Excluding Adjustment | | 102,867 | 103,872 | 104,878 | 106,034 |
| Plus: Adjustment | (6) | 0 | 0 | 0 | 0 |
| Pro-forma Total Assets | | $102,867 | $103,872 | $104,878 | $106,034 |
| **Per Share Data** | | | | | |
| Net Worth at June 30, 2004 | | $5.32 | $4.52 | $3.93 | $3.42 |
| Estimated Net Proceeds | | $4.09 | $4.14 | $4.18 | $4.21 |
| Plus: Value issued to the Foundation | | $0.00 | $0.00 | $0.00 | $0.00 |
| Less: After Tax cost of Foundation | | $0.00 | $0.00 | $0.00 | $0.00 |
| Less: ESOP Stock | | ($0.39) | ($0.39) | ($0.39) | ($0.39) |
| Less: MRP Stock | | ($0.20) | ($0.20) | ($0.20) | ($0.20) |
| Pro-forma Net Worth Per Share | | $8.82 | $8.07 | $7.52 | $7.04 |
| Less: Intangible | | $0.01 | $0.01 | $0.01 | $0.01 |
| Pro-forma Tangible Net Worth Per Share | | $8.81 | $8.06 | $7.51 | $7.03 |

## Pro Forma Effect of Conversion Proceeds
## As of June 30, 2004

| | | $ 14,875,000 Independent Valuation | $ 17,500,000 Independent Valuation | $ 20,125,000 Independent Valuation | $ 23,143,750 Independent Valuation |
|---|---|---|---|---|---|
| | | (Dollars in Thousands, Except Per Share Amounts) | | | |
| Historical Earnings Per Share | (8) | $0.38 | $0.32 | $0.28 | $0.24 |
| Incremental return Per Share | (8) | $0.08 | $0.08 | $0.08 | $0.08 |
| ESOP Adjustment Per Share | (8) | ($0.02) | ($0.02) | ($0.02) | ($0.02) |
| MRP Adjustment Per Share | (8) | ($0.03) | ($0.03) | ($0.03) | ($0.03) |
| Normalizing Adjustment Per Share | | $0.00 | $0.00 | $0.00 | $0.00 |
| Pro Forma Earnings Per Share | (8) | $0.41 | $0.35 | $0.31 | $0.27 |
| Shares Utilized for EPS | (8) | 1,434 | 1,686 | 1,939 | 2,229 |
| Shares Utilized for Stockholders Equi | (9) | 1,488 | 1,750 | 2,013 | 2,314 |
| Pro-forma Ratios | | | | | |
| Price/EPS without Adjustment | | 24.39 | 28.57 | 32.26 | 37.04 |
| Price/EPS with Adjustment | | 24.39 | 28.57 | 32.26 | 37.04 |
| Price/Book Value per Share | | 113.38% | 123.92% | 132.98% | 142.05% |
| Price/Tangible Book Value | | 113.51% | 124.07% | 133.16% | 142.25% |
| Market Value/Assets | | 14.47% | 16.85% | 19.19% | 21.82% |

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

| | | | | |
|---|---|---|---|---|
| Shares Offered | 669 | 788 | 906 | 1,041 |
| Price Per Share | 10 | 10 | 10 | 10 |
| Gross Proceeds | 6,694 | 7,875 | 9,056 | 10,415 |
| Estimated Insider Purchases | **-505** | **-505** | **-505** | **-505** |
| ESOP Purchases | -583 | -686 | -789 | -907 |
| Proceeds to Base Fee On | 5,606 | 6,684 | 7,762 | 9,003 |
| Underwriters Percentage | **2.00%** | **2.00%** | **2.00%** | **2.00%** |
| Underwriters Fee | 112 | 134 | 155 | 180 |
| Advisory Fee | **0** | **0** | **0** | **0** |
| Total Underwriters Fee | 112 | 134 | 155 | 180 |
| All Other Expenses | **445** | **445** | **445** | **445** |
| Total Expense | 557 | 579 | 600 | 625 |
| | | | | |
| Full Shares | 1,488 | 1,750 | 2,013 | 2,314 |
| Shares Outstanding | 669 | 788 | 906 | 1,041 |
| Less: ESOP Adjustment | 58 | 69 | 79 | 91 |
| Plus: SOP 93-6 ESOP Shares | 4 | 5 | 5 | 6 |
| Shares for all EPS Calculations | 1,434 | 1,686 | 1,939 | 2,229 |

**Post Foundation**

| | Appraised Value | | | |
|---|---|---|---|---|
| | $14,875,000 | $17,500,000 | $20,125,000 | $23,143,750 |
| Conclusion | 45% | 45% | 45% | 45% |
| Shares Issued and Exchanged | 14,875 | 17,500 | 20,125 | 23,144 |
| Price per Share | $10 | $10 | $10 | $10 |
| Shares Issued to Foundation | - | - | - | - |
| Total Shares | 14,875 | 17,500 | 20,125 | 23,144 |
| Exchange Shares 1 | - | - | - | - |
| Conversion Shares | 14,875 | 17,500 | 20,125 | 23,144 |
| Implied Exhange Ratio | - | - | - | - |
| Gross Proceeds | $148,750 | $175,000 | $201,250 | $231,438 |
| Exchange Value | $0 | $0 | $0 | $0 |

| MRP Dilution | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Less: New ESOP Adjustment | | 58,310 | 68,600 | 78,890 | 90,724 |
| Plus: New MRP issued | (1) | 29,155 | 34,300 | 39,445 | 45,362 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 3,887 | 4,573 | 5,259 | 6,048 |
| | | | | | |
| Shares for all EPS Calculations | | 1,462,232 | 1,720,273 | 1,978,314 | 2,275,061 |
| EPS | | $ 0.40 | $ 0.35 | $ 0.31 | $ 0.27 |
| BV/Share | | $8.65 | $7.92 | $7.38 | $6.90 |
| BV Dilution | | 1.88% | 1.86% | 1.90% | 1.92% |
| Voting Dilution | | 1.96% | 1.96% | 1.96% | 1.96% |

| | | | | |
|---|---|---|---|---|
| Actual number of shares for EPS calculations | 1,433,077 | 1,685,973 | 1,938,869 | 2,229,700 |
| Actual number of shares for Foundation | 0 | 0 | 0 | 0 |

| Option Dilution | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 1,487,500 | 1,750,000 | 2,012,500 | 2,314,375 |
| Less: New ESOP Adjustment | | 58,310 | 68,600 | 78,890 | 90,724 |
| Plus: Options | (1) | 66,938 | 78,750 | 90,563 | 104,147 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 3,887 | 4,573 | 5,259 | 6,048 |
| | | | | | |
| Shares for all EPS Calculations | | 1,500,015 | 1,764,723 | 2,029,432 | 2,333,847 |
| EPS | | $ 0.39 | $ 0.34 | $ 0.30 | $ 0.26 |
| | | | | | |
| BV/Share | | $8.87 | $8.16 | $7.63 | $7.17 |
| Voting Dilution | | 4.67% | 4.67% | 4.67% | 4.67% |